UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

Dated: September 13, 2022

Commission File No. 001-33311

NAVIOS MARITIME HOLDINGS INC.

Strathvale House, 90 N Church Street,

P.O. Box 309, Grand Cayman,

KY1-1104 Cayman Islands

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Yes ☐   No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):

Yes ☐   No ☒

The information contained in this Report on Form 6-K (this “Report”) is incorporated by reference into the Registration Statements on Form S-8, File No. 333-147186, 333-202141 and 333-222002, and the related prospectuses.

Operating and Financial Review and Prospects

The following is a discussion of the financial condition and results of operations of Navios Maritime Holdings Inc. (“Navios Holdings” or the “Company”) for the three and six month periods ended June 30, 2022 and 2021. Navios Holdings’ financial statements have been prepared in accordance with Generally Accepted Accounting Principles in the United States of America (“U.S. GAAP”). You should read this section together with the consolidated financial statements and the accompanying notes included in Navios Holdings’ Annual Report on Form 20-F for the year ended December 31, 2021 filed with the Securities and Exchange Commission (“SEC”) on April 14, 2022 and the unaudited interim condensed consolidated financial statements and the accompanying notes included elsewhere in this Report.

This Report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements herein other than statements of historical fact, including statements regarding business and industry prospects or future results of operations or financial position, should be considered forward-looking. These forward-looking statements are based on Navios Holdings’ current expectations and observations. Factors that could cause actual results to differ materially include, but are not limited to risks, relating to: global and regional economic and political conditions; changes in production or demand for the transportation or storage of grain and mineral commodities and petroleum products; the planned development of the Port Murtinho Terminal and Nueva Palmira Free Zone port terminal facilities by Navios South American Logistics Inc. (“Navios Logistics”), a consolidated subsidiary of the Company; the ability and willingness of charterers to fulfill their obligations to the affiliates in which we are invested; prevailing charter rates; drydocking and repairs; changing vessel crews and availability of financing; potential disruption of shipping routes due to accidents, wars, diseases, pandemics, political events, piracy or acts by terrorists, including the impact of the COVID-19 pandemic; the aging of our affiliates’ fleets and resultant increases in operating costs; loss by an affiliate of any customer or charter or vessel; the financial condition of our affiliates’ customers; changes in the availability and costs of funding due to conditions in the bank markets, capital markets and other factors; increases in costs and expenses related to the operation of vessels of our affiliates, including but not limited to: crew wages, insurance, provisions, port expenses, lube oil, bunkers, repairs, maintenance, and general and administrative expenses; the expected cost of, and the ability to comply with, governmental regulations and maritime self-regulatory organization standards, as well as standard regulations imposed by charterers; competitive factors in the markets in which we and our affiliates operate; our affiliates’ ability to make distributions and dividends to us; the value of our subsidiaries and affiliates, and risks associated with operations outside the United States.

Other factors that could cause our actual results to differ from our current expectations and observations include, but are not limited to, those discussed under Part I, Item 3D — Risk Factors in Navios Holdings’, Navios Partners’ and Navios Logistics’ Annual Reports on Form 20-F for the year ended December 31, 2021. We caution readers of this Report not to place undue reliance on the forward-looking statements, which reflect our view only as of the date of this document. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and other factors, some of which are beyond our control, are difficult to predict and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. We do not undertake any obligation to publicly update or revise any forward-looking statement to reflect changes in assumptions, the occurrence of unanticipated events, changes in future operating results over time, or otherwise.

Recent Developments

Sale of 36-Vessel Dry Bulk Fleet

On July 26, 2022, Navios Holdings agreed to sell its 36-vessel dry bulk fleet for an aggregate consideration of $835.0 million consisting of cash and the assumption of bank debt and finance leases related to the vessels and subject to working capital adjustment at closing, (the “Transaction”), to Navios Partners. The closing of the Transaction was subject to customary closing conditions, including receipt of certain consents required in connection with Navios Partners’ assumption of bank debt in connection with the Transaction. The closing of the Transaction was effected in two tranches. The first tranche, involving the transfer of 15 vessels, was completed on July 29, 2022. The second tranche, involving the remaining 21 vessels, was completed on September 8, 2022. The net cash proceeds of the Transaction were used (a) to repay $262.6 million of amounts outstanding under the NSM Loans (as defined herein); and (b) to fully redeem the outstanding balance of $80.0 million under the 2022 Senior Secured Notes (as defined herein) at maturity on August 15, 2022. The Transaction was negotiated and unanimously approved by the Special Committee of Navios Holdings and was also unanimously approved by the full board of directors of Navios Holdings. The actual net cash proceeds will be determined once the working capital adjustments are finalized and settled as per the terms of the agreement. The expected gain from the Transaction will be recorded in the consolidated statements of comprehensive income in the third quarter of 2022.

Repayment of the 2022 Senior Secured Notes

In August 2022, the Company fully redeemed the outstanding balance of $80.0 million on the 2022 Senior Secured Notes (as defined herein) using cash received from the Transaction. See Note 6 “Borrowings” to the interim condensed consolidated financial statements included elsewhere in this Report.

2

Overview

General

Navios Holdings owns (i) a controlling equity stake in Navios Logistics, a leading infrastructure and logistics company in the Hidrovia region of South America; and (ii) an ownership interest in Navios Maritime Partners L.P. (“Navios Partners”), a leading United States (“U.S.”) publicly listed shipping company that owns and operates dry cargo and tanker vessels. In August 2019, the Company entered into five-year service agreements with Navios Shipmanagement Inc., a subsidiary of N Shipmanagement Acquisition Corp. (together with its subsidiaries, “NSM” or the “Manager”) under which the Manager provides technical and commercial management and administrative services. See also Note 9 “Related Party Transactions” to the interim condensed consolidated financial statements included elsewhere in this Report

On July 26, 2022, Navios Holdings agreed to sell its 36-vessel dry bulk fleet for an aggregate consideration of $835.0 million to Navios Partners. For further information see Note 16 “Subsequent Events” to the interim condensed consolidated financial statements included elsewhere in this Report. As a result of this sale, we will no longer report results for our dry bulk segment and we expect our results of operations for the periods prior to the consummation of the Transaction to be different from the results following the consummation of the Transaction.

Navios Logistics

Navios Logistics, a consolidated subsidiary of the Company, was incorporated under the laws of the Republic of the Marshall Islands on December 17, 2007. Navios Logistics believes it is one of the largest infrastructures and logistics companies in the Hidrovia region river system, the main navigable river system in the region (the “Hidrovia region”), and on the cabotage trades along the south-eastern coast of South America. Navios Logistics serves its customers in the Hidrovia region through its three existing port storage and transfer facilities (the “Port Terminal Business”). The Port Terminal Business comprises its grain port terminal (the “Grain Port Terminal”), which supports agricultural and forest-related exports; its iron-ore port terminal (the “Iron Ore Port Terminal”), which supports mineral-related exports; and its liquid port terminal (the “Liquid Port Terminal”), with tank storage for refined petroleum products. The Grain Port Terminal and the Iron Ore Port Terminal (together, the “Dry Port Terminal”) are located in Nueva Palmira, Uruguay, and the Liquid Port Terminal is located in San Antonio, Paraguay. Navios Logistics complements these three port terminals with a diverse fleet of 359 barges and pushboats that operate in its barge business (the “Barge Business”), and eight vessels, comprising six tankers, one bunker vessel and one river and estuary product tanker, all of which operate in its cabotage business (“the Cabotage Business”). Navios Logistics provides transportation for dry cargo (cereals, cotton pellets, soybeans, wheat, limestone (clinker), mineral iron, and rolling stones), liquid cargo (hydrocarbons such as crude oil, gas oil, naphtha, fuel oil and vegetable oils) and liquefied cargo (liquefied petroleum gas or “LPG”). As of June 30, 2022, Navios Holdings owned 63.8% of Navios Logistics.

Affiliate Companies (Not Consolidated under Navios Holdings)

Navios Partners

Navios Partners (NYSE: NMM) is an international owner and operator of dry cargo and tanker vessels and is engaged in the seaborne transportation services of a wide range of liquid and dry cargo commodities. Types of commodities Navios Partners transports include crude oil, refined petroleum, chemicals, iron ore, coal, grain, fertilizer and containers. Navios Partners charters its vessels under short-, medium-, and longer-term charters.

On March 31, 2021, Navios Partners acquired Navios Maritime Containers L.P. (“Navios Containers”), an international owner and operator of containerships, in a merger transaction (the “NMCI Merger”). Following the completion of the NMCI Merger on March 31, 2021, the common units of Navios Containers were no longer listed for trading on NASDAQ. In consequence of the NMCI Merger, as of June 30, 2022, Navios Holdings had no equity investment in Navios Containers. For more information about the NMCI Merger, see Note 14 “Investments in Affiliate Companies and Investments in Available-For-Sale Securities” to the interim condensed consolidated financial statements included elsewhere in this Report.

On October 15, 2021, Navios Maritime Acquisition Corporation (“Navios Acquisition”), an owner and operator of tanker vessels focusing on the transportation of petroleum products (clean and dirty) and bulk liquid chemicals, and Navios Partners consummated a merger transaction (the “NNA Merger”).  Following the consummation of the NNA Merger on October 15, 2021, the common stock of Navios Acquisition were no longer listed for trading on the NYSE. In consequence of the NNA Merger, as of June 30, 2022, Navios Holdings had no equity investment in Navios Acquisition. For more information about the NNA Merger, see Note 14 “Investments in Affiliate Companies and Investments in Available-For-Sale Securities” to the interim condensed consolidated financial statements included elsewhere in this Report.

As of both June 30, 2022 and December 31, 2021, Navios Holdings had a 10.3% ownership interest in Navios Partners. Incentive distribution rights are held by a consolidated subsidiary of Navios Holdings.

3

Fleet

Following the completion of the Transaction, the current core fleet of the Company consists of the Navios Logistics fleet.

Navios Logistics’ Fleet

The following is the current core fleet of Navios Logistics as presented in Navios Logistics’ 6-K for the period ended June 30, 2022, filed with SEC on September 8, 2022:

Pushboats/ Barges/ Inland Oil Tankers Fleet	Number of Vessels	Capacity/BHP	Description
Pushboat Fleet	30	107,920 BHP	Various Sizes and Horsepower
Dry Barges	268	474,050 DWT	Dry Cargo
Tank Barges	58	178,948 m3	Liquid Cargo
LPG Barges	3	4,752 m3	LPG
Total	359

Product Tanker Fleet	Year Built	DWT	Description
Estefania H	2008	12,000	Double-hulled Product Tanker
Malva H (1)	2008	8,974	Double-hulled Product Tanker
Makenita H	2009	17,508	Double-hulled Product Tanker
Sara H	2009	9,000	Double-hulled Product Tanker
San San H	2010	16,871	Double-hulled Product Tanker
Ferni H	2010	16,871	Double-hulled Product Tanker
He Man H	2012	1,693	Double-hulled Bunker Vessel
Elena H	2018	4,999	Double-hulled Product Tanker
Total		87,916

(1)   In August 2022, the Company entered in a memorandum of agreement (“MoA”) for the sale of the Malva H to an unrelated third party.

Industry Outlook

Navios Logistics believes the Dry Port Terminal that it owns and operates is the largest independent bulk transfer and storage port terminal complex in Uruguay based on throughputs, and that the Liquid Port Terminal is one of the largest independent storage facilities for crude and petroleum products in Paraguay based on storage capacity. Navios Logistics also believes that it is also one of the largest owners and operators of a diverse and versatile fleet of dry and liquid barges, pushboats and oil tankers in the Hidrovia region. Navios Logistics’ port, barge and cabotage operations serve the needs of a diverse range of industries, including mineral and grain commodity providers as well as users of refined petroleum products. Navios Logistics has been able to combine its ports, barges, pushboats and tankers to offer an integrated logistics solution to its customers. Navios Logistics has customers that use both its dry port and dry barge services such as Vale International S.A. (“Vale”), Vetria Mineracao S.A. (“Vetria”), Alicorp and other customers that use or have used its liquid port and liquid barge or cabotage services such as Vitol and Petrosur. Navios Logistics believes that the scale and breadth of its integrated service offerings, together with the strategic location and unique capabilities of its infrastructure assets position it well to capitalize on the continued growth expected in iron ore, grain and liquid commodity trade flows within the Hidrovia region. Navios Holdings believes that the continuing development of these businesses will foster throughput growth and therefore increase revenues at Navios Logistics. Should this development be delayed, grain harvests be reduced, or the market experience an overall decrease in the demand for grain or iron ore, the operations in Navios Logistics could be adversely affected.

Navios Holdings believes that its shareholding in Navios Partners, one of the largest listed shipowning companies, provides it with the potential for consistent earnings through dry bulk, tanker and container market cycles. Navios Partners unique fleet composition of 16 vessel types provides exposure to over 10 different end markets, mitigating individual segment volatility and allows for flexible chartering and capital allocation strategies. Such strategies allow Navios Partners to fix long term charters which lock in cash flows for five years or more in strong markets while fixing shorter term in markets as they return to higher levels. Navios Holdings believes that Navios Partners’ low leverage and significant potential cash flow will allow it to acquire new vessels or upgrade its fleet at cyclical lows or through distressed opportunities not available to single fleet focused companies constrained by capital restrictions during market lows. Navios Partners’ fleet carries iron ore, coal, grain, other dry commodities, crude oil, petroleum products, bulk liquid chemicals and semi-finished and finished goods globally for a broad range of high quality counterparties, such as BHP, Cargill, Glencore, Shell, Chevron, Aramco, Maersk Line, MSC and Costco (the US retailer) among others. Navios Holdings believes that a decrease in global dry or liquid commodity or semi-finished or finished goods demand from its current level, and the delivery of dry bulk, tanker or container carrier new buildings into the world fleet, could have an adverse impact on Navios Partners’ revenue and profitability. However, Navios Holdings believes that the operating cost advantage achieved with the fixed-cost contracts provided by the Manager for the Navios Partners fleet and the exposure to over 10 different end markets will continue to help mitigate the impact of possible future declines in freight rates in any one sector. In a reduced freight rate environment, the value of one or more sectors of Navios Partners’ fleet would be negatively affected, and the availability of ship financing could be limited.

4

Factors Affecting Navios Holdings’ Results of Operations

Navios Holdings believes the principal factors that will affect its future results of operations are the economic, regulatory, political and governmental conditions that affect the shipping and logistics industry generally and that affect conditions in countries and markets in which its vessels engage in business. In addition, Navios Holding believes its business could be materially and adversely affected by the ongoing war in Ukraine and continuing effects of the COVID-19 pandemic. Please read “Risk Factors” included in Navios Holdings’, Navios Partners’ and Navios Logistics’ Annual Reports on Form 20-F for the year ended December 31, 2021 filed with the SEC for a discussion of certain risks inherent in their businesses

Chartering Arrangements

Navios Logistics continually monitors developments in the shipping industry and make decisions based on an individual vessel and segment basis, as well as on their view of overall market conditions, in order to implement their business strategy. In its Barge Business, Navios Logistics typically operates under a mix of time charters and contracts of affreightment (“CoAs”) having one-to-five year terms (some of which have minimum guaranteed volumes) and spot contracts. In its Cabotage Business, Navios Logistics typically operates under time charters with terms in excess of one year. Some of its charters provide fixed pricing, minimum volume requirements, and adjustment formulas for labor cost and fuel price.

Statement of Operations Breakdown by Segment

Navios Holdings reports financial information and evaluates its operations by charter revenue and not by vessel type, length of ship employment, customers or type of charter. Navios Holdings does not use discrete financial information to evaluate the operating results for each such type of charter. Although revenue can be identified for each type of charter, management does not identify expenses, profitability or other financial information on a charter-by-charter or type of charter basis. The reportable segments as of the periods reflected in this Report reflect the internal organization of the Company and are strategic businesses that offer different products and services. The Company currently has two reportable segments: the Dry Bulk Vessel Operations and the Logistics Business. The Dry Bulk Vessel Operations segment consists of the transportation and handling of bulk cargoes through the ownership, operation, and trading of vessels and freight. The Logistics Business segment consists of Port Terminal Business, Barge Business and Cabotage Business. Navios Holdings measures segment performance based on net income attributable to Navios Holdings’ common stockholders.

For further segment information, see Note 12 “Segment Information” to the interim condensed consolidated financial statements included elsewhere in this Report. As a result of the Transaction, our results of operations will no longer reflect the Dry Bulk Vessel Operations for full periods occurring subsequent to the Transaction.

5

Period over Period Comparisons

For the Three Month Period Ended June 30, 2022 Compared to the Three Month Period Ended June 30, 2021

The following table presents consolidated revenue and expense information for the three month periods ended June 30, 2022 and 2021, respectively. This information was derived from the unaudited interim condensed consolidated statement of comprehensive income of Navios Holdings for the respective periods.

(in thousands of U.S. dollars)	Three Month Period Ended June 30, 2022 (unaudited)	Three Month Period Ended June 30 2021 (unaudited)
Revenue	$159,221	$143,624
Time charter, voyage and logistics business expenses	(35,649)	(36,841)
Direct vessel expenses	(30,040)	(29,232)
General and administrative expenses	(9,340)	(8,544)
Depreciation and amortization	(14,766)	(15,988)
Interest expense and finance cost, net	(35,343)	(36,170)
Impairment loss/loss on sale of vessels, net	—	(5,406)
(Loss)/gain on bond extinguishment	(106)	1,873
Other income/(expense), net	899	(1,022)
Income before equity in net earnings of affiliate companies	$34,876	$12,294
Equity in net earnings of affiliate companies	13,160	12,854
Income before taxes	$48,036	$25,148
Income tax expense	(758)	(603)
Net income	$47,278	$24,545
Less: Net (income)/loss attributable to the noncontrolling interest	(2,318)	391
Net income attributable to Navios Holdings common stockholders	$44,960	$24,936

Set forth below are selected historical and statistical data for the Dry Bulk Vessel Operations segment for each of the three month periods ended June 30, 2022 and 2021, respectively, which the Company believes may be useful in better understanding the Company’s financial position and results of operations.

	Three Month Period Ended June 30,
	2022	2021
	(unaudited)	(unaudited)
FLEET DATA
Available days(1)	3,275	3,916
Operating days(2)	3,257	3,907
Fleet utilization(3)	99.4%	99.8%
Equivalent vessels(4)	36	43
AVERAGE DAILY RESULTS
Time Charter Equivalents(5)	$26,984	$21,572

(1)	Available days: Available days are the total number of days a vessel is controlled by a company less the aggregate number of days that the vessel is off-hire due to major repairs or repairs under guarantee, vessel upgrades, drydocking or special surveys and ballast days relating to voyages. The shipping industry uses available days to measure the number of days in a period during which vessels should be capable of generating revenue.

(2)	Operating days: Operating days are the number of available days in a period less the aggregate number of days that the vessels are off-hire due to any reason, including unforeseen circumstances.

(3)	Fleet utilization: Fleet utilization is the percentage of time that Navios Holdings’ vessels were available for generating revenue, and is determined by dividing the number of operating days during a relevant period by the number of available days during that period.

(4)	Equivalent vessels: Equivalent vessels are defined as the available days of the fleet divided by the number of the calendar days in the period.

(5)	TCE rates: TCE rates are defined as voyage and time charter revenues less voyage expenses during a period divided by the number of available days during the period. The TCE rate is a standard shipping industry performance measure used primarily to present the actual daily earnings generated by vessels on various types of contracts for the number of available days of the fleet.

6

During the three month period ended June 30, 2022, there were 641 fewer available days as compared to the same period during 2021 due to (i) a decrease of 350 days in available days for charter-in vessels due to the redelivery of four charter-in vessels to their owners in 2021 and the acquisition of one charter-in vessel in 2021, which was then sold to a related party; and (ii) a decrease in available days for owned and bareboat-in vessels by 291 days following the sale of four of the Company’s vessels in 2021.

The average TCE rate for the three month period ended June 30, 2022 was $26,984 per day, which was 25.1% or $5,412 per day higher than the rate achieved in the same period during 2021. This increase was primarily due to the improvement in the time charter and freight markets during the three month period ended June 30, 2022.

Revenue: Revenue from Dry Bulk Vessel Operations for the three month period ended June 30, 2022 increased by $4.0 million, or 4.6%, to $90.0 million, as compared to $86.1 million for the same period during 2021. The increase in dry bulk revenue was mainly attributable to the improvement in time charter and freight markets during the three month period ended June 30, 2022, partially mitigated by the decrease in available days as compared to 2021.

Revenue from the Logistics Business was $69.2 million for the three month period ended June 30, 2022, as compared to $57.6 million for the same period in 2021. The increase was mainly attributable to (i) a $6.6 million increase in revenue from the Port Terminal Business mainly due to higher volumes transshipped in the Grain Port Terminal due to increased Uruguayan soybean production and exports and higher tariffs at the Iron Ore Terminal; (ii) a $4.7 million increase in revenue from the Cabotage Business mainly due to more operating days; and (iii) a $0.6 million increase in revenue from the Barge Business, mainly due to a $2.5 million increase in CoA/voyage revenues, related to higher liquid cargo moved. The increase in revenue from CoA/voyages was mitigated by a $1.9 million decrease in time charter revenues. The overall increase was partially mitigated by a $0.3 million decrease in sales of products due to the decrease in the Paraguayan liquid port’s volume of products sold.

Time Charter, Voyage and Logistics Business Expenses: Time charter, voyage and logistics business expenses decreased by $1.2 million, or 3.2%, to $35.6 million for the three month period ended June 30, 2022, as compared to $36.8 million for the three month period ended June 30, 2021.

The time charter and voyage expenses from Dry Bulk Vessel Operations decreased by $3.7 million, or 17.7%, to $17.2 million for the three month period ended June 30, 2022, as compared to $20.9 million for the three month period ended June 30, 2021. This decrease was mainly attributable to a $3.8 million decrease in charter-in expenses, partially mitigated by a $0.1 million increase in other voyage expenses.

Of the total expenses for the three month periods ended June 30, 2022 and 2021, $18.4 million and $15.9 million, respectively, related to Navios Logistics. The increase of $2.5 million in time charter, voyage and Logistics Business expenses related to Navios Logistics was mainly due to (i) a $2.0 million increase in time charter and voyage expenses of the Barge Business mainly due to higher fuel prices; (ii) a $0.7 million increase in port terminal expenses, mainly due to higher volumes transshipped in the Grain Port Terminal; and (iii) a $0.1 million increase in the time charter and voyage expenses of the Cabotage Business. The overall increase was partially mitigated by a $0.3 million decrease in cost of products sold attributable to no products sold in the Paraguayan liquid port terminal during the second quarter.

Direct Vessel Expenses: Direct vessel expenses increased by $0.8 million, or 2.8%, to $30.0 million for the three month period ended June 30, 2022, as compared to $29.2 million for the three month period ended June 30, 2021.

Direct vessel expenses from Dry Bulk Vessel Operations decreased by $0.5 million, or 4.5%, to $11.2 million for the three month period ended June 30, 2022, as compared to $11.8 million for the three month period ended June 30, 2021. This decrease was mainly attributable to a $1.1 million decrease in vessel operating expenses (management fees); partially mitigated by (i) a $0.4 million increase in other expenses mainly related to COVID-19 measures, including crew related expenses; and (ii) a $0.2 million increase in drydocking and special survey amortization.

Of the total amounts for the three month periods ended June 30, 2022 and 2021, $18.8 million and $17.5 million, respectively, were related to Navios Logistics. The increase of $1.3 million for Navios Logistics was mainly attributable to a $2.0 million increase in direct vessel expenses of the Cabotage Business mainly due to increased crew costs; partially mitigated by a $0.7 million decrease in direct vessel expenses of the Barge Business.

7

 General and Administrative Expenses: General and administrative expenses of Navios Holdings are composed of the following:

(in thousands of U.S. dollars)	Three Month Period Ended June 30, 2022 (unaudited)	Three Month Period Ended June 30, 2021 (unaudited)
Dry Bulk Vessel Operations	$5,266	$5,054
Logistics Business	4,074	3,490
General and administrative expenses	$9,340	$8,544

General and administrative expenses increased by $0.8 million to $9.3 million for the three month period ended June 30, 2022, as compared to $8.5 million for the three month period ended June 30, 2021. The increase was mainly attributable to (i) a $0.6 million increase in general and administrative expenses related to Navios Logistics, due to an increase in professional fees, salaries and travel expenses; and (ii) a $0.2 million increase in general and administrative expenses of Dry Bulk Vessel Operations. For the three month periods ended June 30, 2022 and 2021 general and administrative expenses under the Administrative Services Agreement (as defined herein), amounted to $2.0 million and $2.2 million, respectively.

Depreciation and Amortization: For the three month period ended June 30, 2022, depreciation and amortization decreased by $1.3 million to $6.6 million, as compared to $7.9 million for the three month period ended June 30, 2021.

Depreciation expenses related to Dry Bulk Vessel Operations decreased by $1.3 million, or 17.7%, to $5.9 million for the three month period ended June 30, 2022, as compared to $7.2 million for the three month period ended June 30, 2021. This decrease was primarily due to (i) the sale of four of the Company’s vessels in 2021. Amortization expenses related to dry bulk operations remained stable at $0.7 million for each of the three month periods ended June 30, 2022 and 2021.

Depreciation and amortization expense related to Navios Logistics remained stable at $8.1 million for both of the three month periods ended June 30, 2022 and 2021.

Interest Expense and Finance Cost, Net: Interest expense and finance cost, net decreased by $0.8 million, or 2.3%, to $35.3 million for the three month period ended June 30, 2022, as compared to $36.2 million for the same period in 2021. This decrease was mainly due to a $1.1 million decrease in interest expense and finance cost, net of Dry Bulk Vessel Operations, mainly due to partial redemption of the 2022 Senior Secured Notes (as defined herein) and full repayment of the 2022 Notes (as defined herein). The decrease was partially mitigated by the drawdowns of (i) the HCOB facility (as defined herein), (ii) the CACIB/BNP facility (as defined herein), (iii) the two new sale and leaseback agreements (as defined herein) and (iv) the NSM Loans (as defined herein), which occurred during the first quarter of 2022. The overall decrease was mitigated by a $0.3 million increase in interest expenses and finance cost, net of the Logistics Business, mainly due to the higher weighted average interest rate of Navios Logistics for the three month period ended June 30, 2022.

Impairment Loss/ Loss on Sale of Vessels, Net: During the three month period ended June 30, 2021, the Company recognized an impairment loss/loss on sale of vessels of $5.4 million relating to the sale of Navios Ray, Navios Bonavis, Navios Azimuth and Navios Koyo, which was a previously chartered-in vessel.

(Loss)/Gain on Bond Extinguishment: During the three month period ended June 30, 2022, the Company repurchased $40.0 million of the 2022 Senior Secured Notes (as defined herein) resulting in a loss on bond extinguishment of $0.1 million, relating to the write-off of the respective deferred fees. During the three month period ended June 30, 2021, the Company repurchased $14.4 million in par value of the 2022 Notes (as defined herein) for cash consideration of $12.5 million resulting in a gain on bond extinguishment of $1.9 million, net of deferred financing costs written-off.

Other (Income)/Expense, Net: Other income, net increased by $1.9 million, to $0.9 million for the three month period ended June 30, 2022, as compared to $1.0 million other expense, net for the same period in 2021. This increase was due to a $3.0 million increase in other income, net of the Logistics Business; partially mitigated by a $1.1 million increase in other expense, net of the Dry Bulk Vessel Operations business.

The increase in other expense, net of Dry Bulk Vessel Operations was mainly due to a (i) $1.0 million increase in miscellaneous voyage expenses; (ii) a $0.1 million increase in claims reserve expenses and (iii) a $0.1 million increase in provision for losses on accounts receivable expense; partially mitigated by a $0.3 million decrease in taxes other than income tax.

The increase in other income/(expense), net, of the Logistics Business was mainly due to (i) a $2.5 million increase in other income in the Barge Business mainly due to positive foreign exchange differences and (ii) a $0.5 million increase in other income in the Port Terminal Business, mainly due to positive foreign exchange differences. Other expense, net in the Barge Business remained stable at $0.7 million for the three month periods ended June 30, 2022.

8

Equity in Net Earnings of Affiliate Companies: Equity in net earnings of affiliate companies increased by $0.3 million, to $13.2 million for the three month period ended June 30, 2022, as compared to $12.9 million for the same period in 2021, mainly due to a $4.0 million increase in equity method income from Navios Partners; partially mitigated by $3.7 million equity method losses from Navios Acquisition, incurred in the three month period ended June 30, 2021.

Income Tax Expense: Income tax expense for the three month period ended June 30, 2022 increased by $0.2 million to $0.8 million expense for the three month period ended June 30, 2022, as compared to $0.6 million for the same period in 2021. The total change in income tax was attributable to Navios Logistics, from a $0.2 million increase in income tax expense of its Barge Business. Income tax expense of its Cabotage Business remained stable $0.2 million for both the three month periods ended June 30, 2022 and 2022.

Net (Income)/Loss Attributable to the Noncontrolling Interest: Net income attributable to the noncontrolling interest increased by $2.7 million to $2.3 million for the three month period ended June 30, 2022, as compared to $0.4 million net loss for the same period in 2021. This increase was mainly due to an increase in net income of the Logistics Business for the three month period ended June 30, 2022, as compared to the same period in 2021.

For the Six Month Period Ended June 30, 2022 Compared to the Six Month Period Ended June 30, 2021

The following table presents consolidated revenue and expense information for the six month periods ended June 30, 2022 and 2021, respectively. This information was derived from the unaudited interim condensed consolidated statement of comprehensive income of Navios Holdings for the respective periods.

	Six Month Period Ended June 30, 2022	Six Month Period Ended June 30, 2021
(in thousands of U.S. dollars)	(unaudited)	(unaudited)
Revenue	$287,011	$260,575
Time charter, voyage and logistics business expenses	(65,141)	(75,168)
Direct vessel expenses	(58,502)	(55,147)
General and administrative expenses	(15,905)	(15,363)
Depreciation and amortization	(29,144)	(32,254)
Interest expense and finance cost, net	(72,908)	(72,370)
Impairment loss/loss on sale of vessels, net	—	(25,861)
(Loss)/gain on bond extinguishment	(221)	1,873
Other income/(expense), net	(1,288)	(1,246)
Non-operating other finance cost	(24,000)	—
Income/(loss) before equity in net earnings of affiliate companies	$19,902	$(14,961)
Equity in net earnings of affiliate companies	22,958	40,594
Income before taxes	$42,860	$25,633
Income tax (expense)/benefit	(710)	226
Net income	$42,150	$25,859
Less: Net income attributable to the noncontrolling interest	(2,190)	(760)
Net income attributable to Navios Holdings common stockholders	$39,960	$25,099

9

Set forth below are selected historical and statistical data for the Dry Bulk Vessel Operations segment for each of the six month periods ended June 30, 2022 and 2021, respectively, which the Company believes may be useful in better understanding the Company’s financial position and results of operations.

	Six Month Period Ended June 30,
	2022	2021
	(unaudited)	(unaudited)
FLEET DATA
Available days	6,427	8,118
Operating days	6,385	8,088
Fleet utilization	99.3%	99.6%
Equivalent vessels	36	45
AVERAGE DAILY RESULTS
Time Charter Equivalents	$24,425	$17,862

During the six month period ended June 30, 2022, there were 1,691 fewer available days as compared to the same period in 2021, due to (i) a decrease in available days of owned and bareboat-in vessels by 870 days following the sale of seven of the Company’s vessels in 2021; and (ii) a decrease of 821 days in available days for charter-in vessels due to the redelivery of five charter-in vessels to their owners in 2021 and the acquisition of one charter-in vessel in 2021, which was then sold to a related party.

The average TCE rate for the six month period ended June 30, 2021 was $24,425 per day, which is $6,563 per day higher than the rate achieved in the same period in 2021. This increase was primarily due to the improvement in the time charter and freight markets during the six month period ended June 30, 2022.

Revenue: Revenue from Dry Bulk Vessel Operations for the six month period ended June 30, 2022 increased by $8.9 million, or 5.9%, to $158.7 million, as compared to $149.8 million for the same period in 2021. The increase in dry bulk revenue was mainly attributable to the improvement in time charter and freight markets during the six month period ended June 30, 2022, which was partially mitigated by the decrease in available days compared to the same period in 2021.

Revenue from the Logistics Business was $128.3 million for the six month period ended June 30, 2022, as compared to $110.8 million for the same period in 2021. The increase was mainly attributable to (i) a $11.1 million increase in revenue from the Port Terminal Business mainly due to higher volumes transshipped in the Grain Port Terminal due to increased Uruguayan soybean production and exports and higher tariffs at the Iron Ore Port Terminal; (ii) a $6.7 million increase in revenue from the Cabotage Business mainly due to more operating days due to more spot and (iii) a $1.4 million increase in revenue from the Barge Business. For the six month period ended June 30, 2022, CoA/voyage revenues increased by $3.9 million to $42.4 million, as compared to $38.5 million for the same period in 2021, related to higher liquid cargo moved. The increase in revenue from CoA/voyages was partially mitigated by a $2.5 million decrease in time charter revenues to $2.5 million, as compared to $5.0 million for the same period in 2021. The overall increase was partially mitigated by a $1.9 million decrease in sales of products due to the decrease in the Paraguayan liquid port’s volume of products sold.

Time Charter, Voyage and Logistics Business Expenses: Time charter, voyage and logistics business expenses decreased by $10.0 million, or 13.3%, to $65.1 million for the six month period ended June 30, 2022, as compared to $75.2 million for the six month period ended June 30, 2021.

The time charter and voyage expenses from Dry Bulk Vessel Operations decreased by $12.5 million, or 27.8%, to $32.3 million for the six month period ended June 30, 2022, as compared to $44.7 million for the six month period ended June 30, 2021. This decrease was mainly attributable to (i) a $9.4 million decrease in charter-in expenses; (ii) a $2.3 million decrease in fuel expenses; and (iii) a $0.8 million decrease in port and other voyage expenses.

Of the total amounts of time charter, voyage and logistics business expenses for the six month periods ended June 30, 2022 and 2021, $32.9 million and $30.5 million, respectively, were related to Navios Logistics. The increase in time charter, voyage and logistics business expenses was mainly due to (i) a $3.4 million increase in time charter and voyage expenses of the Barge Business mainly due to higher fuel prices; (ii) a $1.2 million increase in time charter and voyage expenses of the Port Terminal Business, mainly due to higher volumes transshipped in the Grain Port Terminal; partially mitigated by (i) a $1.6 million decrease in cost of products sold mainly due to the decrease in the Paraguayan liquid port terminal’s volumes of products sold; and (ii) a $0.4 million decrease in the time charter and voyage expenses of the Cabotage Business.

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Direct Vessel Expenses: Direct vessel expenses increased by $3.4 million, or 6.1%, to $58.5 million for the six month period ended June 30, 2022, as compared to $55.1 million for the same period in 2021.

Direct vessel expenses from Dry Bulk Vessel Operations decreased by $1.3 million, or 5.4%, to $22.8 million for the six month period ended June 30, 2022, as compared to $24.1 million for the six month period ended June 30, 2021. This decrease was mainly attributable to a $3.1 million decrease in vessel operating expenses (management fees); partially mitigated by: (i) a $1.5 million increase in other expenses, mainly related to COVID-19 measures, including crew related expenses; and (ii) a $0.3 million increase in drydocking and special survey amortization.

Of the total amount of direct vessel expenses for the six month periods ended June 30, 2022 and 2021, $35.7 million and $31.1 million, respectively, were related to Navios Logistics. The increase of $4.6 million in direct vessel expenses related to Navios Logistics was mainly attributable to: (i) a $4.5 million increase in the Cabotage Business, mainly due to increased crew costs; and (ii) a $0.2 million increase in the Barge Business.

General and Administrative Expenses: General and administrative expenses of Navios Holdings are composed of the following:

	Six Month Period Ended June 30, 2022	Six Month Period Ended June 30, 2021
(in thousands of U.S. dollars)	(unaudited)	(unaudited)
Dry Bulk Vessel Operations	$8,352	$8,595
Logistics Business	7,553	6,768
General and administrative expenses	$15,905	$15,363

The increase in general and administrative expenses by $0.5 million, or 3.5%, to $15.9 million for the six month period ended June 30, 2022, compared to $15.4 million for the six month period ended June 30, 2021, was attributable to a $0.2 million decrease in general and administrative expenses from Dry Bulk Vessel Operations, partially mitigated by a $0.8 million increase in general and administrative expenses in the Logistics Business due to an increase in professional fees, salaries and travel expenses. For the six month periods ended June 30, 2022 and 2021, general and administrative expenses under the Administrative Services Agreement (as defined herein), amounted to $4.0 million and $4.5 million, respectively.

Depreciation and Amortization: For the six month period ended June 30, 2022, depreciation and amortization expense decreased by $3.1 million, or 9.6%, to $29.1 million, as compared to $32.3 million for the same period in 2021.

Depreciation expenses related to Dry Bulk Vessel Operations decreased by $3.6 million, or 23.8%, to $11.7 million for the six month period ended June 30, 2022, as compared to $15.3 million for the six month period ended June 30, 2021. This decrease was primarily due to the sale of seven of the Company’s vessels in 2021. Amortization expenses related to Dry Bulk Operations remained stable at $1.4 million for each of the six month periods ended June 30, 2022 and 2021.

Of the total amount of depreciation and amortization expense for the six month periods ended June 30, 2022 and 2021, $16.1 million and $15.5 million, respectively, were related to Navios Logistics. The increase of $0.5 million in depreciation and amortization of the Logistics Business was mainly due to a $0.9 million increase in the Barge Business mainly due to the delivery of the three pushboats and 18 tank barges acquired in the first quarter of 2021 (the “2020 Fleet”); partially mitigated by a $0.3 million decrease in the Cabotage Business, mainly due to reduced amortization of dry dock expenses. Depreciation and amortization in the Port Terminal Business remained stable at $4.3 million for the six month periods ended June 30, 2022 and 2021.

Interest Expense and Finance Cost, Net: Interest expense and finance cost, net increased by $0.5 million, or 0.7%, to $72.9 million for the six month period ended June 30, 2022, as compared to $72.4 million in the same period in 2021. This increase was mainly due to a $1.2 million increase in interest expense and finance cost, net of the Logistics Business, mainly due to the higher weighted average interest rate of Navios Logistics; partially mitigated by a decrease in capitalized interest expense following the completion of the construction of the six liquid barges during first quarter of 2021; partially mitigated by a $0.7 million decrease in interest expense and finance cost, net, of Dry Bulk Vessel Operations, mainly due to partial redemption of the 2022 Senior Secured Notes (as defined herein) and full repayment of the 2022 Notes (as defined herein). The decrease was partially mitigated by the drawdowns of (i) the HCOB facility (as defined herein), (ii) the CACIB/BNP facility (as defined herein), (iii) the two new sale and leaseback agreements (as defined herein) and (iv) the NSM Loans (as defined herein), which occurred during the first quarter of 2022.

Impairment loss/ loss on sale of vessels, net: During the six month period ended June 30, 2021, the Company recognized an impairment loss/loss on sale of vessels of $25.9 million relating to the sale of Navios Avior, Navios Centaurus, Navios Serenity, Navios Ray, Navios Bonavis, Navios Azimuth and Navios Koyo, which was a previously chartered-in vessel.

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(Loss)/Gain on bond extinguishment: During the six month period ended June 30, 2022, the Company repurchased $65.0 million of the 2022 Senior Secured Notes (as defined herein) resulting in a loss on bond extinguishment of $0.2 million, relating to the write-off of the respective deferred fees. During the six month period ended June 30, 2021, the Company repurchased $14.4 million in par value of the 2022 Notes (as defined herein) for cash consideration of $12.5 million resulting in a gain on bond extinguishment of $1.9 million, net of deferred financing costs written off.

Other Expense/(Income), Net: Other expense, net increased by less than $0.1 million, to $1.3 million for the six month period ended June 30, 2022, as compared to $1.2 million for the same period in 2021. This increase was due to a $1.0 million increase in other expense, net of Dry Bulk Vessel Operations, partially mitigated by a $1.0 million increase in other income, net of the Logistics Business.

The increase in other expense, net of Dry Bulk Vessel Operations was mainly due to (i) a $0.9 million increase in miscellaneous voyage expenses; and (ii) a $0.1 million increase in taxes other than income taxes.

The increase in other income, net of the Logistics Business was mainly due to (i) a $1.5 million increase in the Barge Business mainly due to positive foreign exchange differences; and (ii) a $0.2 million increase in the Cabotage Business mainly due to a decrease in loss from foreign exchange differences and increased taxes other than income taxes, partially mitigated by a $0.7 million decrease in the Port Terminal Business, mainly due to an insurance claim settlement recorded in the six month period ended June 30, 2021.

Non-operating other finance cost: In respect of NSM Loan I (as defined herein) and NSM Loan II (as defined herein), each drawn down in January 2022, Navios Holdings paid a $24.0 million upfront fee in the form of a Convertible Debenture. For information on the Convertible Debenture, see Note 9 “Transactions with Related Parties” to the interim condensed consolidated financial statements included elsewhere in this Report.

Equity in Net Earnings of Affiliate Companies: Equity in net earnings of affiliate companies decreased by $17.6 million to $23.0 million for the six month period ended June 30, 2022, as compared to $40.6 million for the same period in 2021, mainly due to; (i) a $15.4 million decrease in equity method income from Navios Partners; (ii) a $1.7 million equity method loss from Navios Acquisition, incurred in the six month period ended June 30, 2021; and (iii) $0.6 million in equity method income from Navios Containers, incurred in the six month period ended June 30, 2021.

Income Tax Expense: Income tax expense for the six month period ended June 30, 2022 increased by $0.9 million to $0.7 million for the six month period ended June 30, 2022, as compared to a $0.2 million benefit for the same period in 2021. The total change in income tax was mainly attributable to a $0.9 million increase in income tax expense of the Logistics Business.

The increase of $0.9 million in income tax expense of the Logistics Business was mainly due to (i) a $1.2 million increase in income tax expense of the Barge Business; partially mitigated by (ii) a $0.3 million decrease in income tax expense of the Cabotage Business.

Net Income Attributable to the Noncontrolling Interest: Net income attributable to the noncontrolling interest increased by $1.4 million to $2.2 million for the six month period ended June 30, 2022, as compared to $0.8 million for the same period in 2021. This increase was mainly due to an increase in net income of the Logistics Business for the six month period ended June 30, 2022, as compared to the same period in 2021.

Liquidity and Capital Resources

On July 26, 2022, Navios Holdings agreed to sell its 36-vessel dry bulk fleet to Navios Partners for an aggregate consideration of $835.0 million consisting of cash and the assumption of bank debt and finance leases related to the vessels, and subject to working capital adjustment at closing . The Transaction closed in the third quarter of 2022.

Navios Holdings has historically financed its capital requirements with cash flows from operations, issuances of debt securities and borrowings under bank credit facilities. Main uses of funds have been refinancing of outstanding debt, capital expenditures for the acquisition of new vessels, new construction and upgrades at the port terminals and expenditures incurred in connection with ensuring that the owned vessels comply with international and regulatory standards. Navios Holdings may from time to time, subject to restrictions under its debt and equity instruments, including limitations on dividends and repurchases under its preferred stock, depending upon market conditions and financing needs, use available funds to refinance or repurchase its debt or equity in privately negotiated or open market transactions, by tender offer or otherwise, in compliance with applicable laws, rules and regulations, at prices and on terms Navios Holdings deems appropriate (which may be below par) and subject to our cash requirements for other purposes, compliance with the covenants under our debt agreements, and other factors that our management deems relevant. In addition, Navios Logistics’ regularly reviews options for refinancing its outstanding indebtedness and opportunities for acquisition of businesses and additional vessels, development of new facilities and infrastructure, joint ventures, and other corporate transactions that may be material to it. Generally, our sources of funds may be from cash flows from operations, long-term borrowings, other debt or equity financings, proceeds from asset sales, and proceeds from dispositions of our stakes in our investments. We cannot provide any assurance that we will be able to secure adequate financing or obtain additional funds on favorable terms to meet our liquidity needs.

12

See “Working Capital Position and Bond Maturity” and “Long-Term Debt Obligations and Credit Arrangements” for further discussion of Navios Holdings’ working capital position.

The following table presents cash flow information derived from the unaudited interim condensed consolidated statements of cash flows of Navios Holdings for the six month periods ended June 30, 2022 and 2021.

	Six Month Period Ended June 30, 2022	Six Month Period Ended June 30, 2021
(in thousands of U.S. dollars)	(unaudited)	(unaudited)
Net cash provided by/(used in) operating activities	$86,093	$(1,365)
Net cash (used in)/provided by investing activities	(6,287)	91,074
Net cash used in financing activities	(162,711)	(127,724)
Decrease in cash and cash equivalents and restricted cash	(82,905)	(38,015)
Cash and cash equivalents and restricted cash, beginning of period	137,851	111,184
Cash and cash equivalents and restricted cash, end of period	$54,946	$73,169

Cash provided by operating activities for the six month period ended June 30, 2022, as compared to cash used in operating activities for the six month period ended June 30, 2021:

Net cash provided by operating activities increased by $87.5 million to $86.1 million cash provided by operating activities for the six month period ended June 30, 2022, as compared to $1.4 million cash used in operating activities for the six month period ended June 30, 2021. In determining net cash provided by/(used in) operating activities, net income is adjusted for the effects of certain non-cash items as discussed below.

The aggregate adjustments to reconcile net income to net cash provided by operating activities was $40.8 million of non-cash adjustments for the six month period ended June 30, 2022, which consisted mainly of the following adjustments: (i) $29.2 million depreciation and amortization; (ii) $24.0 million non-operating other finance cost relating to the issuance of the Convertible Debenture, as described elsewhere in this Report; (iii) $5.8 million amortization of deferred drydock expenses; (iv) $3.1 million amortization of deferred financing costs; (v) $0.7 million income taxes; (vi) $0.3 million allowance for credit losses; (vii) $0.2 million loss on bond extinguishment, net; and (viii) $0.1 million relating to stock-based compensation. These adjustments were partially mitigated by a $22.6 million movement in earnings in affiliate companies, net of dividends received.

The net cash inflow resulting from the change in operating assets and liabilities of $3.1 million for the six month period ended June 30, 2022 resulted from: (i) a $24.1 million increase in due to affiliate companies; (ii) a $23.6 million increase in interest expense relating to the issuance of the convertible debenture, as described elsewhere in this Report; and (iii) a $0.1 million increase in deferred revenue. These were partially mitigated by (i) a $17.9 million decrease in accrued expenses; (ii) $6.9 million in payments for drydock and special survey costs; (iii) a $6.2 million increase in accounts receivable, net; (iv) a $6.1 million decrease in accounts payable; (v) a $5.0 million decrease in operating lease liabilities; (vi) a $1.5 million increase in prepaid expenses and other assets; (vii) a $0.9 million decrease in accrued interest payable to affiliate companies; (viii) a $0.1 million increase in inventories; and (ix) a $0.1 million decrease in other long term liabilities.

The aggregate adjustments to reconcile net income to net cash used in operating activities was $26.0 million gain for the six month period ended June 30, 2021, which consisted mainly of the following adjustments: (i) $32.3 million depreciation and amortization; (ii) $25.9 million impairment loss/loss on sale of vessels; (iii) $5.3 million amortization of deferred drydock expenses; (iv) $4.6 million amortization of deferred financing costs; (v) $0.3 million relating to stock-based compensation; and (vi) $0.2 million allowance for credit losses. These adjustments were partially mitigated by: (i) a $40.5 million movement in earnings in affiliate companies, net of dividends received; (ii) a $0.2 million movement in income tax benefit; and (iii) a $1.9 million movement in gain on bond extinguishment.

The net cash outflow resulting from the change in operating assets and liabilities of $53.2 million for the six month period ended June 30, 2021 resulted from (i) $15.6 million in payments for drydock and special survey costs; (ii) a $14.9 million increase in accounts receivable, net; (iii) a $11.4 million decrease in due to affiliate companies; (iv) a $9.0 million decrease in operating lease liabilities; (v) a $4.0 million decrease in accrued expenses; (vi) a $3.3 million increase in prepaid expenses and other assets; (vii) a $2.5 million increase in inventories; and (viii) a $0.2 million decrease in accrued interest payable to affiliate companies. These were partially mitigated by (i) a $4.8 million increase in accounts payable; (ii) a $2.8 million increase in deferred income; and (iii) a $0.1 million decrease in due from affiliate companies.

13

Cash used in investing activities for the six month period ended June 30, 2022, as compared to cash provided by investing activities for the six month period ended June 30, 2021:

Cash used in investing activities was $6.3 million for the six month period ended June 30, 2022, as compared to $91.1 million cash provided by investing activities for the same period in 2021.

Cash used in investing activities for the six months ended June 30, 2022 for the Dry Bulk Vessel Operations was the result of: (i) $2.0 million in deposit payments for the acquisition of the Navios Sky; and (ii) $1.6 million in payments made by the Company for additions to vessels.

Cash used in investing activities for the six month period ended June 30, 2021 for the Logistics’ Business was the result of: (i) $2.7 million in payments for the acquisition of fixed assets, and (ii) $0.1 million in payments for the development of Navios Logistics’ port operations in the Port Murtinho region of Brazil.

Cash provided by investing activities for the six months ended June 30, 2021 for Dry Bulk Vessel Operations was the result of: (i) $137.0 million in proceeds from sale of the Navios Astra, Navios Centaurus, Navios Avior, Navios Serenity, Navios Ray, Navios Bonavis, and Navios Koyo, which was a previously chartered-in vessel; (ii) $0.2 million in dividends received from Navios Acquisition; partially mitigated by $24.2 million in payments made by the Company for acquisition of/additions to vessels.

Cash used in investing activities for the six month period ended June 30, 2021 for the Logistics Business was the result of: (i) $15.4 million in payments for the acquisition of Navios Logistics’ three pushboats and 18 liquid barges; (ii) $3.1 million for the construction of a crane; (iii) $2.0 million in payments for the purchase of fixed assets; (iv) $1.2 million in payments for the construction of Navios Logistics’ six new liquid barges; (v) $0.2 million in payments for the construction of Navios Logistics’ two new tanks; and (vi) $0.1 million in payments for the development of Navios Logistics’ port operations in the Port Murtinho region of Brazil.

Cash used in financing activities for the six month period ended June 30, 2022, as compared to cash used in financing activities for the six month period ended June 30, 2021:

Cash used in financing activities was $162.7 million for the six month period ended June 30, 2022, as compared to $127.7 million cash used in financing activities for the same period in 2021.

The increase in cash used in financing activities for the six months ended June 30, 2022 for the Dry Bulk Vessel Operations was the result of: (i) $520.5 million in payments made for the repayment of the 2022 Notes and 2022 Senior Secured Notes (as defined herein); (ii) $112.6 million in repayments of loans payable to affiliate companies; (iii) $28.8 million in payments made in connection with the Company’s outstanding indebtedness; (iv) $1.4 million in payments of deferred financing costs; and (v) $0.1 million in payments made in connection with the finance lease liability. These increases were partially mitigated by receipt of: (i) $262.6 million in proceeds from loans payable to affiliate companies; (ii) $206.7 million in proceeds from long term debt; and (iii) $31.0 million in proceeds from three sale and leaseback agreements.

Cash used in financing activities for the six month period ended June 30, 2022 for the Logistics Business was the result of: (i) $29.0 million in proceeds from Navios Logistics’ long term debt; and (ii) $28.6 million in payments made in connection with Navios Logistics’ outstanding indebtedness.

Cash used in financing activities for the six months ended June 30, 2021 for the Dry Bulk Vessel Operations was the result of: (i) $104.8 million in payments made in connection with the Company’s outstanding indebtedness; and (ii) $12.5 million in payments for the repurchase of the 2022 Notes.

Cash used in financing activities for the six month period ended June 30, 2021 for the Logistics Business was the result of $10.5 million in payments made in connection with Navios Logistics’ outstanding indebtedness.

Adjusted EBITDA: EBITDA represents net income attributable to Navios Holdings’ common stockholders before interest and finance costs, depreciation and amortization and income taxes. Adjusted EBITDA represents EBITDA before stock based compensation. We use Adjusted EBITDA as a liquidity measure and reconcile Adjusted EBITDA to net cash provided by operating activities, the most comparable U.S. GAAP liquidity measure.

14

Adjusted EBITDA is calculated as follows: net cash provided by operating activities, adding back, when applicable and as the case may be, the effect of: (i) net increase/(decrease) in operating assets; (ii) net (increase)/decrease in operating liabilities; (iii) net interest cost; (iv) deferred financing costs and gains/(losses) on bond and debt extinguishment, net; (v) allowance for credit losses; (vi) earnings/(losses) in affiliate companies and joint ventures, net of dividends received; (vii) payments for drydock and special survey costs; (viii) noncontrolling interest; (ix) gain/ (loss) on sale of assets/ subsidiaries/businesses, on loss of control and bargain gain; (x) unrealized (loss)/gain on derivatives; (xi) loss on sale and reclassification to earnings of available-for-sale securities; and (xii) impairment losses. Navios Holdings believes that Adjusted EBITDA is a basis upon which liquidity can be assessed and represents useful information to investors regarding Navios Holdings’ ability to service and/or incur indebtedness, pay capital expenditures and meet working capital requirements. Navios Holdings also believes that Adjusted EBITDA is used (i) by prospective and current lessors as well as potential lenders to evaluate potential transactions; (ii) to evaluate and price potential acquisition candidates; and (iii) by securities analysts, investors and other interested parties in the evaluation of Navios Holdings and other companies in our industry.

Adjusted EBITDA has limitations as an analytical tool, and therefore, should not be considered in isolation or as a substitute for the analysis of Navios Holdings’ results as reported under U.S. GAAP. Some of these limitations are: (i) Adjusted EBITDA does not reflect changes in, or cash requirements for, working capital needs; (ii) Adjusted EBITDA does not reflect the amounts necessary to service interest or principal payments on our debt and other financing arrangements; and (iii) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future. Adjusted EBITDA does not reflect any cash requirements for such capital expenditures. Because of these limitations, among others, Adjusted EBITDA should not be considered as a principal indicator of Navios Holdings’ performance. Furthermore, our calculation of Adjusted EBITDA may not be comparable to that reported by other companies due to differences in methods of calculation.

Adjusted EBITDA Reconciliation to Cash from Operations

	Three Month Period Ended
	June 30, 2022	June 30, 2021
(in thousands of U.S. dollars)	(unaudited)	(unaudited)
Net cash provided by operating activities	$69,732	$26,037
Net decrease in operating assets	10,437	11,276
Net decrease in operating liabilities	(28,922)	(9,831)
Interest expense and finance cost, net	35,343	36,170
Deferred financing costs	(673)	(2,164)
Allowance for credit losses	(187)	(3)
Earnings in affiliate companies, net of dividends received	12,945	12,827
Payments for drydock and special survey costs	2,618	9,366
Net (income)/loss attributable to the noncontrolling interest	(2,318)	391
(Loss)/gain on bond extinguishment	(106)	1,873
Impairment loss/loss on sale of vessels, net	—	(5,406)
Adjusted EBITDA	$98,869	$80,536

	Six Month Period Ended
	June 30, 2022	June 30, 2021
(in thousands of U.S. dollars)	(unaudited)	(unaudited)
Net cash provided by/(used in) operating activities	$86,093	$(1,365)
Net decrease in operating assets	7,921	20,602
Net decrease/(increase) in operating liabilities	(17,996)	17,016
Interest expense and finance cost, net	72,908	72,370
Deferred financing costs	(3,079)	(4,611)
Allowance for credit losses	(333)	(249)
Earnings in affiliate companies, net of dividends received	22,642	40,504
Payments for drydock and special survey costs	6,905	15,609
Net income attributable to the noncontrolling interest	(2,190)	(760)
(Loss)/gain on bond extinguishment	(221)	1,873
Impairment loss/loss on sale of vessels, net	—	(25,861)
Adjusted EBITDA	$172,650	$135,128

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Adjusted EBITDA for the three month period ended June 30, 2022 increased by $18.3 million to $98.9 million, as compared to $80.5 million for the same period in 2021. The increase in Adjusted EBITDA was primarily due to: (i) a $15.6 million increase in revenue; (ii) a $5.4 million decrease in impairment losses on sale of vessels; (iii) a $1.9 million increase in other income, net; (iv) a $1.2 million decrease in time charter, voyage and logistics business expenses; and (v) a $0.3 million increase in equity in net earnings from affiliate companies. This overall increase of approximately $24.4 million was partially mitigated by: (i) a $2.7 million increase in net income attributable to noncontrolling interest; (ii) a $2.0 million decrease in gain on bond extinguishment; (iii) a $0.9 million increase in general and administrative expenses (excluding stock-based compensation expenses); and (iv) a $0.5 million increase in direct vessel expenses (excluding the amortization of deferred drydock, special survey costs and other capitalized items).

Adjusted EBITDA for the six month period ended June 30, 2022 increased by $37.5 million to $172.7 million, as compared to $135.1 million for the same period in 2021. The increase in Adjusted EBITDA was primarily due to: (i) a $26.4 million increase in revenue; (ii) a $25.9 million decrease in impairment losses relating to the sale of dry bulk vessels incurred during the six month period ended June 30, 2021; and (iii) a $10.0 million decrease in time charter, voyage and logistics business expenses. This overall increase of $62.3 million was partially mitigated by: (i) a $17.6 million decrease in equity in net earnings from affiliate companies; (ii) a $2.8 million increase in direct vessel expenses (excluding the amortization of deferred drydock, special survey costs and other capitalized items); (iii) a $2.1 million decrease in gain on bond extinguishment; (iv) a $1.4 million increase in net income attributable to noncontrolling interest; and (v) a $0.8 million increase in general and administrative expenses (excluding stock-based compensation expenses).

Long-Term Debt Obligations and Credit Arrangements

Navios Holdings Debt

2022 Senior Secured Notes

On November 21, 2017, the Company and its wholly owned subsidiary, Navios Maritime Finance II (US) Inc. (together with the Company, the “Co-Issuers”) issued $305.0 million of 11.25% Senior Notes due 2022, at a price of 97% (the “2022 Senior Secured Notes”). During the three and six month periods ended June 30, 2022, the Company redeemed an aggregate principal amount of $40.0 million and 65.0 million, respectively, of its 2022 Senior Secured Notes at a redemption price equal to 100.00% of the aggregate principal amount thereof, plus accrued and unpaid interest to, but excluding, the respective redemption dates. No redemptions took place during the three and six month periods ended June 30, 2021. For the three and six month periods ended June 30, 2022, the Company wrote off $0.1 million and $0.2 million, respectively, of deferred financing costs associated with the redemptions and is included in the interim condensed consolidated statement of comprehensive income under the caption “(Loss)/gain on bond extinguishment”. In July 2022, the Company redeemed an aggregate principal amount of $10.0 million of its 2022 Senior Secured Notes.

In August 2022, the Company fully redeemed the outstanding balance of $80.0 million on the 2022 Senior Secured Notes using cash received from the Transaction and the amount of $0.1 million relating to deferred financing costs was written off. For further information see Note 16 “Subsequent Events” to the interim condensed consolidated financial statements included elsewhere in this Report.

2022 Notes

On November 29, 2013, the Co-Issuers completed the sale of $650.0 million of 7.375% First Priority Ship Mortgage Notes due 2022 (the “2022 Notes”). During the three and six month periods ended June 30, 2021, the Company repurchased $14.4 million in par value of the 2022 Notes for cash consideration of $12.5 million resulting in a gain on bond extinguishment of $1.9 million, net of deferred financing costs written-off.

In January 2022, the Company fully repaid the outstanding balance of $455.5 million on the 2022 Notes using (i) $206.7 million under two credit facilities with commercial banks; (ii) $77.0 million under four sale and leaseback agreements; (iii) $100.0 million of additional financing from NSM; and (iv) cash from operations. In addition, as of December 31, 2021, $158.9 million of 2022 Notes held by the Company that had previously been pledged as collateral to NSM were cancelled.

2024 Notes

On March 21, 2019, Navios Holdings issued $4.7 million of 9.75% Senior Notes due 2024 (the “2024 Notes”) as an exchange for a total of 10,930 Series H shares which were validly tendered as of that date. For additional information on the Series H shares, see Note 10 “Preferred and Common Stock” to the interim condensed consolidated financial statements included elsewhere in this Report.

On April 21, 2019, Navios Holdings issued $3.9 million of the 2024 Notes as an exchange for a total of 8,841 Series G shares which were validly tendered as of that date. For additional information on the Series G shares, see Note 10 “Preferred and Common Stock” to the interim condensed consolidated financial statements included elsewhere in this Report.

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The 2024 Notes are Navios Holdings’ senior unsecured general obligations and rank senior in right of payment to any of Navios Holding’s existing and future debt that expressly provides that it is subordinated to the 2024 Notes, pari passu in right of payment with all of Navios Holding’s existing and future senior obligations, structurally subordinated in right of payment to the obligations of Navios Holding’s subsidiaries, and effectively subordinated in right of payment to any existing and future obligations of Navios Holdings that are secured by property or assets that do not secure the 2024 Notes, including the 2022 Senior Secured Notes and the 2022 Notes, to the extent of the value of any such property and assets securing such other obligations. The 2024 Notes are not guaranteed by any of Navios Holdings’ subsidiaries.

The indenture governing the 2024 Notes does not contain restrictive covenants but does include customary events of default.

Navios Holdings has the option to redeem the 2024 Notes, in whole or in part, at any time, at a redemption price equal to 100% of the principal amount of the 2024 Notes to be redeemed, plus accrued interest.

Secured Credit Facilities

Hamburg Commercial Bank AG

In December 2021, Navios Holdings entered into a loan agreement with Hamburg Commercial Bank AG (“HCOB”) for an amount of $101.8 million, for the refinancing of seven dry bulk vessels. On January 5, 2022, the amount under this facility was fully drawn. The loan bore interest at a rate of LIBOR plus a margin, which ranged from 3.25% per annum to 4.50% per annum. In March 2022, Navios Holdings prepaid an amount of $10.4 million and one dry bulk vessel was released. The remaining loan balance of $91.3 million was repayable in eight quarterly installments of $3.9 million, beginning three months from the date of the initial drawdown, with a final balloon payment of $60.0 million on the last repayment date. The loan facility required compliance with certain covenants, as described below. As of June 30, 2022, the outstanding balance under this facility was $87.4 million.

As of September 8, 2022 the outstanding balance of the secured credit facility was assumed by Navios Partners pursuant to the Transaction. For further information see Note 16 “Subsequent Events” in the interim condensed consolidated financial statements.

Credit Agricole CIB/ BNP Paribas

In December 2021, Navios Holdings entered into a loan agreement with Credit Agricole CIB (“CACIB”) and BNP Paribas (“BNPP”) for an amount of $105.0 million, for the refinancing of seven dry bulk vessels. On January 5, 2022, the amount under this facility was fully drawn. The loan bore interest at a rate of LIBOR plus a margin, which ranged from 2.85% per annum to 3.75% per annum. The loan was repayable in four quarterly installments of $6.5 million, beginning three months from the date of the initial drawdown, followed by eight consecutive quarterly installments of $4.8 million with a final balloon payment of $41.0 million on the last repayment date. The loan facility required compliance with certain covenants, as described below. As of June 30, 2022, the outstanding balance under this facility was $98.5 million.

As of September 8, 2022 , the outstanding balance of the secured credit facility was assumed by Navios Partners pursuant to the Transaction. For further information see Note 16 “Subsequent Events” in the interim condensed consolidated financial statements

The facilities were secured by first priority mortgages on certain of Navios Holdings’ vessels and other collateral.

The credit facilities contained a number of restrictive covenants that limited Navios Holdings and/or certain of its subsidiaries from, among other things: incurring or guaranteeing indebtedness; entering into affiliate transactions; charging, pledging or encumbering the vessels securing such facilities; changing the flag, class, management or ownership of certain Navios Holdings’ vessels; changing the commercial and technical management of certain Navios Holdings’ vessels; selling or changing the ownership of certain Navios Holdings’ vessels; and subordinating the obligations under the credit facilities to any general and administrative costs relating to the vessels. The credit facilities also required the vessels to comply with the ISM Code and ISPS Code and to maintain valid safety management certificates and documents of compliance at all times. Additionally, the credit facilities required compliance with the covenants contained in the indentures governing the 2022 Senior Secured Notes and the 2024 Notes. Among other events, it would have been an event of default under the credit facilities if the Company failed to maintain the financial covenants or if Angeliki Frangou and her affiliate companies owned (in the aggregate) less than 10% of the outstanding share capital of Navios Holdings.

The Company’s secured credit facilities required compliance with maintenance covenants. Depending on the facility, these covenants included: (i) value-to-loan ratio covenants based on charter-free valuations, ranging from over 125% to 133%; (ii) minimum liquidity, as defined in the credit facilities, of $10.0 million; (iii) total debt divided by total assets, as defined in each credit facility, of 75%; and (iv) net worth, as defined in the credit facility, of $125.0 million.

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As of June 30, 2022, the Company was in compliance with all of the covenants under each of its credit facilities.

NSM Loan I

In December 2021, Navios Holdings entered into an amended and restated loan agreement to the existing NSM Loan (as defined herein) dated August 29, 2019 (the “NSM Loan I”). Pursuant to NSM Loan I, a wholly owned subsidiary of NSM made available to the Company a secured term loan of up to $127.6 million, in two tranches. The first tranche of $48.6 million represented borrowings already made available to the Company under the NSM Loan and the second tranche of $79.1 million represented new borrowings made available, in exchange for the release by NSM of certain existing collateral. As of June 30, 2022, the total outstanding balance of this facility amounted to $127.6 million and is presented under the caption “Loans payable to affiliate companies, net of current portion”. The amount of $11.2 million of accrued payment in kind (“PIK”) interest at 18% is included under the caption “Convertible debenture payable to affiliate companies”. For information on the NSM Loan and NSM Loan I, see Note 9 “Transactions with Related Parties” to the interim condensed consolidated financial statements included elsewhere in this Report.

In the third quarter of 2022, the outstanding balance under NSM Loan I was fully repaid using cash received from the Transaction. For further information see Note 16 “Subsequent Events” in the interim condensed consolidated financial statements included elsewhere in this Report.

NSM Loan II

In December 2021, Navios Holdings entered an amended and restated loan agreement to the existing $115.0 million NSM Loan (as defined herein) dated June 29, 2021 (the “NSM Loan II” and, together with NSM Loan I, the “NSM Loans”). Pursuant to NSM Loan II, a wholly-owned subsidiary of NSM made up to $135.0 million available to the Company under a secured term loan in two tranches. The first tranche of $64.1 million represented outstanding borrowings already made available under the $115.0 million NSM Loan and the second tranche of $70.9 million represented new borrowings made available, in exchange for the release by NSM of certain existing collateral. As of June 30, 2022, the total outstanding balance of this facility amounted to $135.0 million, and is presented under the caption “Loans payable to affiliate companies, net of current portion”, and an amount of $11.9 million of accrued PIK interest at 18% is included under the caption “Convertible debenture payable to affiliate companies”. For information on the $115.0 million NSM Loan and NSM Loan II, see Note 9 “Transactions with Related Parties” to the interim condensed consolidated financial statements included elsewhere in this Report.

In the third quarter of 2022, the outstanding balance under NSM Loan II was fully repaid using cash received from the Transaction. For further information see Note 16 “Subsequent Events” in the interim condensed consolidated financial statements included elsewhere in this Report.

Upon completion of the refinancing in January 2022, NSM received an upfront fee in respect of the NSM Loan I and the NSM Loan II of $24.0 million in the form of a Convertible Debenture and is included in the interim condensed consolidated statement of comprehensive income under the caption “Non-operating other finance cost” included elsewhere in this Report. The agreements also provide for prepayment premiums ranging from 5%-10% during the first 36 months of the term, which is payable in the form of the Convertible Debenture, as described below.

Convertible Debenture

In December 2021, Navios Holdings entered into a convertible debenture with NSM (the “Convertible Debenture”), covering certain payments under the NSM Loans including an upfront fee of $24.0 million, accrued interest, and prepayment fees. The lender has the option to convert any portion of the outstanding balance under the Convertible Debenture into shares of common stock of Navios Holdings pursuant to an agreed-upon mechanism. The Convertible Debenture has a term of five years and bears interest at the rate of 4% PIK interest, payable at maturity, if not earlier converted into shares of our common stock. As of June 30, 2022, the total outstanding balance of the Convertible Debenture amounted to $47.6 million, including $23.6 million, which consists of the accrued PIK interest at 18% on the NSM Loan I and II and the 4% PIK interest, amounting to $11.2 million, $11.9 million and $0.6 million, respectively, and is presented under the caption “Convertible debenture payable to affiliate companies”. For information on the Convertible Debenture, see Note 9 “Transactions with Related Parties” to the interim condensed consolidated financial statements included elsewhere in this Report.

Following the repayments of the NSM Loan I and NSM Loan II described above, the applicable prepayment fee paid via increase of the Convertible Debenture is $61.7 million.

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Sale and Leaseback Agreements

In the first quarter of 2020, the Company entered into two sale and leaseback agreements of $68.0 million in total, with unrelated third parties for two Capesize vessels. Navios Holdings had no purchase obligation to acquire the vessels at the end of the lease term, however, it was reasonably certain that respective purchase options would be exercised and under ASC 842-40, the transfer of the vessels were determined to be a failed sale. In accordance with ASC 842-40, the Company did not derecognize the respective vessels from its balance sheet and accounted for the amounts received under the sale and leaseback agreements as a financial liability.

The sale and leaseback agreements for the two Capesize vessels were repayable by 144 consecutive monthly payments of approximately $0.2 million each, commencing as of January 2020 and March 2020, respectively. The agreements mature in the fourth quarter of 2031 and first quarter of 2032, respectively, with a balloon payment of $0.8 million per vessel on the last repayment date.

In December 2021, Navios Holdings entered into four new sale and leaseback agreements of $77.0 million in total, with unrelated third parties, in order to finance four dry bulk vessels. In December 2021, three of the four new sale and leaseback agreements were drawn down amounting to $58.0 million in total.

Two dry bulk vessels were repayable by 96 consecutive payments of approximately $0.5 million each, commencing as of December 2021. One dry bulk vessel was repayable by 72 consecutive monthly payments of approximately $0.7 million, commencing as of December 2021. Two of the agreements matured in the fourth quarter of 2029 and one in the fourth quarter of 2027, respectively, with a balloon payment of $3.6 million each for two dry bulk vessels and $3.5 million for one dry bulk vessel on the last repayment date. The fourth sale and leaseback agreement amounting to $19.0 million was drawn down in January 2022, and was repayable by 84 consecutive monthly payments of approximately $0.6 million. The fourth sale and leaseback agreement matures in the first quarter of 2029 with a balloon payment of $1.0 million.

In March 2022, Navios Holdings entered into a sale and leaseback agreement to finance one dry bulk vessel. The fifth sale and leaseback agreement amounting to $12.0 million was drawn down in March 2022, and was repayable by 60 consecutive monthly payments of approximately $0.5 million. The fifth sale and leaseback agreement matures in the first quarter of 2027 with a balloon payment of $1.6 million.

As of June 30, 2022, the outstanding balance under the sale and leaseback agreements was $137.8 million.

In the third quarter of 2022, Navios Holdings completed the acquisition of a previously chartered-in vessel, Navios Sky. Please see also Note 15 “Leases” to the interim condensed consolidated financial statements. In the third quarter of 2022, the Company entered into a sale and leaseback agreement to finance a dry bulk vessel. The eighth sale and leaseback agreement amounting to $22.0 million was drawn down in the third quarter 2022, and was repayable by 120 consecutive monthly payments of approximately $0.2 million. The eighth sale and leaseback agreement matures in the third quarter of 2032 with a balloon payment of $3.0 million.

The sale and leaseback agreements had no financial covenants.

As of September 8, 2022 the outstanding balances of the sale and leaseback agreements were assumed by Navios Partners pursuant to the Transaction. For further information see Note 16 “Subsequent Events” in the interim condensed consolidated financial statements included elsewhere in this Report.

Navios Logistics Debt

2025 Logistics Senior Notes

On July 8, 2020, Navios Logistics and its wholly-owned subsidiary Navios Logistics Finance (US) Inc. (“Logistics Finance” and, together with Navios Logistics (the “Logistics Co-Issuers”) issued $500.0 million in aggregate principal amount of senior secured notes due on July 1, 2025, at a fixed rate of 10.75% (the “2025 Logistics Senior Notes”).

On or after August 1, 2022, the Logistics Co-Issuers may redeem some or all of the 2025 Logistics Senior Notes at the redemption prices set forth in the indenture governing the 2025 Logistics Senior Notes. In addition, before August 1, 2022, the Logistics Co-Issuers may redeem up to 35% of the aggregate principal amount of the 2025 Logistics Senior Notes at a price equal to 110.750% of the principal amount of the 2025 Logistics Senior Notes to be redeemed plus accrued and unpaid interest, if any, to the redemption date with an amount equal to the net cash proceeds of one or more equity offerings so long as at least 50% of the originally issued aggregate principal amount of the 2025 Logistics Senior Notes remains outstanding. Prior to August 1, 2022, the Logistics Co-Issuers may also redeem all or a part of the 2025 Logistics Senior Notes at a redemption price equal to the sum of: (a) 100% of the principal amount of the 2025 Logistics Senior Notes to be redeemed; plus (b) the applicable “make-whole” premium described in the Indenture governing the 2025 Logistics Senior Notes, plus (c) accrued and unpaid interest, if any, on the 2025 Logistics Senior Notes to be redeemed, to (but excluding) the applicable redemption date, subject to the right of holders of notes on the relevant record date to receive interest due on all the relevant interest payment dates.

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The Logistics Co-Issuers may also redeem all, but not less than all, of the 2025 Logistics Senior Notes at a price equal to 100% of the principal amount plus accrued and unpaid interest, if any, upon certain changes in law that would trigger the payment of withholding taxes. Furthermore, upon the occurrence of certain change of control events, the Logistics Co-Issuers may be required to offer to purchase 2025 Logistics Senior Notes from holders at a price equal to 101% of the principal amount plus accrued and unpaid interest, if any.

The 2025 Logistics Senior Notes are senior secured obligations of the Logistics Co-Issuers and rank equal in right of payment to all of their existing and future senior indebtedness and senior in right of payment to all of their future subordinated indebtedness. The 2025 Logistics Senior Notes are fully and unconditionally guaranteed, jointly and severally, by all of the Navios Logistics’ direct and indirect subsidiaries, other than the Logistics Co-Issuer. The 2025 Logistics Senior Notes are secured by (i) first priority ship mortgages on four tanker vessels servicing the Navios Logistics’ Cabotage Business (the (1) Elena H, (2) Makenita H, (3) Sara H and (4) He Man H) owned by certain subsidiary guarantors (such guarantors, the “Mortgaged Vessel Guarantors”) and related assignments of earnings and insurance together with a first priority lien on the capital stock of each Mortgaged Vessel Guarantor; and (ii) an assignment by way of security of the Vale port contract (collectively, the “Collateral”). The 2025 Logistics Senior Notes are effectively senior to all existing and future obligations of the subsidiary guarantors that own Collateral to the extent of the value of the Collateral but effectively junior to any existing and future secured obligations of the Logistics Co-Issuers and the subsidiary guarantors that are secured by assets other than the Collateral to the extent of the value of any assets securing such other obligations. The indenture governing the 2025 Logistics Senior Notes contains restrictive covenants that limit, among other things, the ability of the Logistics Co-Issuers and their restricted subsidiaries to incur additional indebtedness, pay dividends and make distributions on common and preferred stock, make other restricted payments, make investments, incur liens, consolidate, merge, sell or otherwise dispose of all or substantially all of their assets and enter into certain transactions with affiliate companies, in each case, subject to exclusions, and other customary covenants. The indenture governing the 2025 Logistics Senior Notes also contains customary events of default.

The Logistics Co-Issuers were in compliance with the covenants as of June 30, 2022.

As of June 30, 2022 and December 31, 2021, deferred financing costs associated with the 2025 Logistics Senior Notes amounted to $14.4 million and $15.9 million, respectively.

Navios Logistics Other Long-term Loans and Notes Payable

On February 28, 2022, Navios Logistics entered into a $7.0 million loan facility with Alpha Bank (the “2022 Navios Logistics Alpha Bank Loan”) in order to repay existing debt under the Navios Logistics Alpha Bank Loan. The 2022 Navios Logistics Alpha Bank Loan bears interest at a rate of the Secured Overnight Financing Rate (“SOFR”) plus 315 basis points. The 2022 Navios Logistics Alpha Bank Loan is repayable in twelve quarterly installments, beginning on August 18, 2022, with a final balloon payment of $2.8 million on the last repayment date. On May 18, 2022, the amount available under this facility was fully drawn and the outstanding amount was $7.0 million. As of June 30, 2022 and December 31, 2021, unamortized deferred finance costs associated with the 2022 Navios Logistics Alpha Bank amounted to $0.1 million and $0.1 million, respectively.

On March 23, 2022, Navios Logistics entered into a $25.0 million loan facility with Banco Bilbao Vizcaya Argentaria (the “2022 Navios Logistics BBVA Facility”). The 2022 Navios Logistics BBVA Facility was used to repay existing debt with BBVA and for general corporate purposes. The 2022 Navios Logistics BBVA Facility bears interest at a rate of 4.25% per annum, is repayable in quarterly installments with final maturity on July 1, 2025 and is secured by assignments of certain receivables. As of June 30, 2022, Navios Logistics had drawn a total of $17.0 million on the 2022 Navios Logistics BBVA Facility and the outstanding balance was $17.0 million.

On March 25, 2022, Navios Logistics entered into a $5.0 million loan facility with Banco Santander S.A. (the “Navios Logistics Santander Facility”) for general corporate purposes. The Navios Logistics Santander Facility bears interest at a rate of 4.20% per annum, is repayable in twelve equal quarterly installments with final maturity on March 7, 2026 and is secured by assignments of certain receivables. As of June 30, 2022, Navios Logistics had drawn the total available amount and the outstanding balance was $4.7 million.

As of June 30, 2022, Navios Logistics had long-term loans and notes payable, with a total outstanding balance of $58.8 million, including the three above mentioned financings. The purpose of the facilities was to finance the construction of its Dry Port Terminal, the acquisition of vessels, or for general corporate purposes. The facilities are mainly denominated in U.S. dollars and bear interest based on LIBOR or SOFR plus spread ranging from 3.15% to 8.50% per annum. The facilities are repayable in installments and have maturities ranging from March 2024 to March 2026. See also the maturity table included below.

During the six month period ended June 30, 2022, the Company paid $39.0 million related to scheduled repayment installments on its secured credit facilities, and $131.0 million related to prepayments of four of the Company’s credit facilities. During the six month period ended June 30, 2022, the proceeds from the NSM Loans were $262.6 million, the proceeds from long term debt were $235.7 million and the proceeds from the two sale and leaseback agreements were $31.0 million.

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During the six month period ended June 30, 2021, the Company paid $79.1 million related to scheduled repayment installments under its secured credit facilities, and $36.2 million related to the prepayment of four of Navios Holdings’ credit facilities.

The annualized weighted average interest rates of the Company’s total borrowings for the three and six month periods ended June 30, 2022 were 10.17% and 10.05%, respectively. The annualized weighted average interest rates of the Company’s total borrowings for the three and six month periods ended June 30, 2021 were 9.34% and 9.33%, respectively.

The maturity table below reflects the principal payments for the next five years and thereafter of all borrowings of Navios Holdings (including Navios Logistics) outstanding as of June 30, 2022, based on the repayment schedules of the respective loan facilities and the outstanding amount due under the debt securities.

Payment due by period	Amounts in millions of U.S. dollars
June 30, 2023	$167.1
June 30, 2024	176.4
June 30, 2025	126.5
June 30, 2026	750.8
June 30, 2027	17.7
June 30, 2028 and thereafter	52.9
Total	$1,291.4

Working Capital Position and Bond Maturity

As of June 30, 2022, Navios Holdings’ current assets totaled $153.7 million, while current liabilities excluding operating lease liabilities, current portion totaled $315.3 million, resulting in a negative working capital position of $161.6 million, primarily related to the classification as current of $90.0 million of the 2022 Senior Secured Notes due in August 2022 and $77.7 million of scheduled repayments of the bank debt and finance leases related to the vessels as described below and in Note 6 “Borrowings” to the interim condensed consolidated financial statements included elsewhere in this Report.

As of August 2022, the Company had redeemed its 2022 Senior Secured Notes in full. Please see Note 6 “Borrowings” to the interim condensed consolidated financial statements included elsewhere in this Report.

In July 2022, Navios Holdings agreed to sell its 36-vessel dry bulk fleet for an aggregate consideration of $835.0 million consisting of cash and the assumption of all of the bank debt and finance leases related to the vessels and subject to working capital adjustment at closing, (the “Transaction”), to Navios Partners. The closing of the Transaction was completed within the third quarter of 2022. The net cash proceeds from the Transaction were used (i) to repay $262.6 million of amount outstanding under the NSM Loan I and II; and (ii) to fully redeem the outstanding balance of $80.0 million under the 2022 Senior Secured Notes. Any remaining proceeds will be used to cover transaction costs and for general corporate purposes.

Based on internal forecasts and projections that take into account potential changes in the Company’s trading performance and other assets, management believes that the Company has adequate financial resources to continue in operation and meet its financial commitments, including but not limited to capital expenditures and debt service obligations, for a period of at least twelve months from the date of issuance of the interim condensed consolidated financial statements. Although internal forecasts and projections are driven by market data and are subject to future volatility along with other factors outside the control of the Company, with the existence of alternative liquidity sources and management’s ability to utilize them if needed, management concludes that the Company has the ability to continue as a going concern as of the date of the issuance of the interim condensed consolidated financial statements.

Capital Expenditures

Navios Logistics

Since 2018, Navios Logistics has acquired approximately 9.0 hectares of undeveloped land located in the Port Murtinho region of Brazil. Navios Logistics plans to develop this land for its port operations for a total cost of $1.6 million.

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Dividend Policy

In November 2015, Navios Holdings announced that the Board of Directors decided to suspend the quarterly dividend to its common stockholders in order to conserve cash and improve its liquidity. In February 2016, in furtherance of its efforts to reduce its cash requirements, Navios Holdings announced the suspension of payment of quarterly dividends on its preferred stock, including the Series G and Series H, until market conditions improve. The Board of Directors and Navios Holdings’ management believe such a decision is in the best long-term interests of the Company and its stakeholders. The Board of Directors will reassess the Company’s distribution policy as the environment changes. The reinstatement, declaration and payment of any further dividend remains subject to the discretion of the Board of Directors and will depend on, among other things, market conditions, Navios Holdings’ cash requirements after taking into account market opportunities, restrictions under its equity instruments, credit agreements, indentures and other debt obligations and such other factors as the Board of Directors may deem advisable.

Concentration of Credit Risk

Accounts receivable, net

For the six month period ended June 30, 2022, no customer accounted for more than 10.0% of the Company’s revenue. For the six month period ended June 30, 2021, one customer accounted for 10.8% of the Company’s revenue.

If one or more of our customers does not perform under one or more contracts with us and we are not able to find a replacement contract, or if a customer exercises certain rights to terminate the contract, we could suffer a loss of revenues that could materially adversely affect our business, financial condition and results of operations.

In July 2022, Vale S.A. announced the closing of the sale of its iron ore, manganese ore and logistics assets in the Midwestern system to J&F Mineracao Ltda., an entity controlled by J&F Investimentos S.A. The Vale port contract entered into between Corporacion Navios S.A., a company controlled by Navios Logistics, and Vale International S.A. (“Vale”), dated September 27, 2013, remains in full force and effect. Any transfer, novation, or assignment of the Vale port contract or any obligations or rights arising thereunder by Vale is subject to the prior approval of the Navios counterparty.

We could lose a customer or the benefits of a time charter for many different reasons, including if the customer is unable or unwilling to make charter hire or other payments to us because of a deterioration in its financial condition, disagreements with us or if the charterer exercises certain termination rights, or otherwise. Our customers may terminate a charter because we fail to deliver the vessel within a fixed period of time, the vessel is lost or damaged beyond repair, there are serious deficiencies in the vessel or prolonged periods of off-hire, or we default under the charter. The customer may terminate the charter because the vessel has been subject to seizure for more than a specified number of days. Charterers may also go bankrupt or fail to perform their obligations under the contracts, they may delay payments or suspend payments altogether, they may terminate the contracts prior to the agreed-upon expiration date or they may attempt to renegotiate the terms of the contracts.

Cash deposits with financial institutions

Cash deposits in excess of amounts covered by government-provided insurance are exposed to loss in the event of non-performance by financial institutions. Navios Holdings maintains cash deposits in excess of government-provided insurance limits. Navios Holdings also reduces exposure to credit risk by dealing with a diversified group of major financial institutions.

Effects of Inflation

Navios Holdings does not consider inflation to be a significant risk to the cost of doing business in the foreseeable future. The Company considered various factors in assessing the impact of Argentina’s highly inflationary economy on Navios Logistics, including sales, financing arrangements, working capital, employee salaries, and taxes. The functional currency of the Company’s Argentinian subsidiary is the U.S. dollar and the day-to-day operations of the Company’s Argentinian subsidiary are dependent on the economic environment of the Company’s U.S. dollar currency. As a result, the Company concluded that the highly inflationary economic environment in Argentina would not have a material impact on Navios Logistics’ financial statements and as such, determined not to issue a restatement.

Off-Balance Sheet Arrangements

As of June 30, 2022, Navios Holdings was contingently liable for letters of guarantee and letters of credit amounting to $10,000 issued by one bank in favor of various organizations and the total amount was collateralized by cash deposits, which were included as a component of restricted cash.

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Navios Logistics has issued a guarantee and indemnity letter that guarantees the performance by Petrolera San Antonio S.A. (a consolidated subsidiary of Navios Logistics) of all its obligations to Vitol S.A. up to $12.0 million. This guarantee expires on March 1, 2023.

On July 22, 2016, Navios Logistics guaranteed the compliance of certain obligations related to Edolmix S.A. and Energías Renovables del Sur S.A. (entities wholly owned by Navios Logistics) under their respective direct user agreements with the Free Zone of Nueva Palmira, for the amounts of $0.8 million and $0.5 million, respectively.

In September 2020, Navios Logistics agreed to a settlement regarding a storage and transshipment contract in the Grain Port Terminal for a total amount to be paid to Navios Logistics as a result of the settlement of $4.1 million, which is collected in three equal installments of $1.4 million on June 1, 2021, 2022 and 2023. In June 2021 and 2022, Navios Logistics collected the first and second installment, respectively.

On April 28, 2022, Navios Logistics entered into a five year finance leasing contract for eight liquid barges to be delivered from the fourth quarter of 2022 through the second quarter of 2023. The finance lease contract is payable by 60 consecutive monthly payments of $26 each, commencing with the delivery date of the applicable barge. At expiration, the Navios Logistics will have the ability to exercise the purchase option of these barges or extend the term of the finance leasing contract.

The Company is involved in various disputes and arbitration proceedings arising in the ordinary course of business. Provisions have been recognized in the financial statements for all such proceedings where the Company believes that a liability may be probable, and for which the amounts can be reasonably estimated, based upon facts known on the date the financial statements were prepared. Although the Company cannot predict with certainty the ultimate resolutions of these matters, in the opinion of management, the ultimate disposition of these matters is not expected to have a material adverse effect on the Company’s financial position, results of operations or liquidity.

Related Party Transactions

Vessel Operating Expenses (management fees): Pursuant to a management agreement dated August 29, 2019 (the “Management Agreement”), the Manager provides commercial and technical management services to Navios Holdings’ vessels. The term of this agreement is for an initial period of five years with an automatic extension period of five years thereafter unless a notice for termination is received by either party. The ship management services fees provided by the Manager was a fixed rate of $3,700 per day per owned/bareboat-in vessel until August 2021, $3,811 per day per owned/bareboat-in vessel until August 2022 and $3,925 per day until the closing of the Transaction on September 8, 2022. The fee for the ship management services provided by the Manager is a daily fee of $25 per day per charter-in vessel. Drydocking expenses under this agreement are reimbursed by Navios Holdings at cost. The agreement also provides for payment of a termination fee, equal to the fees charged for the full calendar year preceding the termination date, by Navios Holdings in the event the Management Agreement is terminated on or before August 29, 2024. Total management fees for vessel operating expenses for the three month periods ended June 30, 2022 and 2021 amounted to $8.9 million and $9.8 million, respectively and are presented under the caption “Direct vessel expenses”. Total management fees for vessel operating expenses for the six month periods ended June 30, 2022 and 2021 amounted to $17.3 million and $20.4 million, respectively, and are presented under the caption “Direct vessel expenses” in the interim condensed consolidated statements of comprehensive income. During the three and six month periods ended June 30, 2022, certain extraordinary fees and costs related to COVID-19 measures, including crew related expenses, amounted to $0.6 million and $1.7 million, respectively, and are presented under the caption “Direct vessel expenses” in the interim condensed consolidated statements of comprehensive income. During the three and six month periods ended June 30, 2021, certain extraordinary fees and costs related to COVID-19 measures, including crew related expenses, amounted to $0.2 million and $0.2 million, respectively, and are presented under the caption “Direct vessel expenses” in the interim condensed consolidated statements of comprehensive income.

Navios Partners Guarantee: In November 2012 (as amended in March 2014), the Company entered into an agreement with Navios Partners (the “Navios Partners Guarantee”) to provide Navios Partners with guarantees against counterparty default on certain existing charters, which had previously been covered by the charter insurance for the same vessels, the same periods and the same amounts. In April 2021, the Company paid the amount of $5.0 million to Navios Partners as the final settlement of the outstanding balance of the claim.

General and administrative expenses: Pursuant to an administrative services agreement with the Manager dated August 29, 2019 (the “Administrative Services Agreement”), the Manager provides administrative services to Navios Holdings. The Manager is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. The term of this agreement is for an initial period of five years with an automatic extension for a period of five years thereafter unless a notice of termination is received by either party. The agreement also provides for payment of a termination fee, equal to the fees charged for the full calendar year preceding the termination date, by Navios Holdings in the event the Administrative Services Agreement is terminated on or before August 29, 2024.

23

Total general and administrative expenses attributable to this agreement for the three month periods ended June 30, 2022 and 2021 amounted to $1.9 million and $2.2 million, respectively, and are presented under the caption “General and administrative expenses” in the interim condensed consolidated statements of comprehensive income. Total general and administrative expenses attributable to this agreement for the six month periods ended June 30, 2022 and 2021 amounted to $3.8 million and $4.5 million, respectively, and are presented under the caption “General and administrative expenses” in the interim condensed consolidated statements of comprehensive income.

Pursuant to an administrative services agreement with the Manager dated August 29, 2019, NSM provides administrative services to Navios Logistics. Total general and administrative fees for each of the three month periods ended June 30, 2022 and 2021 amounted to $0.3 million and are presented under the caption “General and administrative expenses” in the interim condensed consolidated statements of comprehensive income. Total general and administrative fees for each of the six month periods ended June 30, 2022 and 2021 amounted to $0.6 million and are presented under the caption “General and administrative expenses” in the interim condensed consolidated statements of comprehensive income.

Balance due to affiliate companies: Balances due to NSM as of June 30, 2022 amounted to $45.1 million, and to $21.0 million as of December 31, 2021.

As of June 30, 2022, the balance due to NSM consisted mainly of management fees for vessel operating expenses, payments to the Manager in accordance with the Management Agreement and other amounts in connection with dry-dock, ballast water treatment system and special survey of our vessels.

Midstream General Partner Option Agreement: Navios Holdings entered into an option agreement, with Navios Acquisition under which Navios Acquisition, which owns and controls Navios Maritime Midstream Partners GP LLC (“Midstream General Partner”), granted Navios Holdings the option to acquire a minimum of 25% of the outstanding membership interests in Midstream General Partner and the incentive distribution rights in Navios Midstream representing the right to receive an increasing percentage of the quarterly distributions when certain conditions are met. The option shall expire on November 18, 2024. The purchase price for the acquisition for all or part of the option interest shall be an amount equal to its fair market value. As of June 30, 2022, Navios Holdings had not exercised any part of that option.

Sale of Vessels and Sale of Rights to Navios Partners: In March 2021, Navios Holdings completed the sale to Navios Partners of the Navios Centaurus, a 2012-built Panamax vessel of 81,472 dwt, and the Navios Avior, a 2012-built Panamax vessel of 81,355 dwt, for a sale price of $39.3 million, including working capital adjustments. In June 2021, Navios Holdings completed the sale to Navios Partners of the Navios Ray, a 2012 built Capesize vessel of 179,515 dwt, and the Navios Bonavis, a 2009 built Capesize vessel of 180,022 dwt, for a sale price of $58.0 million and the sale of the Navios Koyo, a 2011-built Capesize vessel, previously chartered-in by Navios Holdings, for a sale price of $28.5 million. In July 2021, Navios Holdings completed the sale to Navios Partners of the Navios Azimuth, a 2011 built Capesize vessel of 179,169 dwt, for a sale price of $30.0 million.

On July 26, 2022, Navios Holdings agreed to sell its 36-vessel dry bulk fleet for an aggregate consideration of $835.0 million to Navios Partners. For further information see Note 16 “Subsequent Events” in the interim condensed consolidated financial statements included elsewhere in this Report.

Secured credit facility with Navios Logistics (Grimaud Loan): On April 25, 2019, Navios Holdings entered into a secured credit facility of up to $50.0 million with Navios Logistics on a secured basis to be used for general corporate purposes, including the repurchase of 2022 Notes. This credit facility was secured by any 2022 Notes purchased by Navios Holdings with these funds. The secured credit facility included an arrangement fee of $0.5 million and initially bore a fixed interest rate of 12.75% for the first year and 14.75% for the second year. On December 2, 2019, Navios Holdings and Navios Logistics agreed to increase the secured credit facility by $20.0 million. Following this amendment, as a result of the redemption of the 2022 Logistics Senior Notes, repayment of the Term Loan B Facility and the issuance of 2025 Logistics Senior Notes, (a) the interest rate on the secured credit facility decreased to 10.0%, and (b) the maturity of the secured credit facility was extended to December 2024. As of December 31, 2021, the total amount of this facility was repaid in full, as described below.

Effective as of May 2021, and upon the release of certain collateral, the facility bore interest of 13.0% per annum.

On June 30, 2021, the Company entered into a supplemental agreement to the Grimaud Loan (the “Supplemental Grimaud Loan Agreement”) with Grimaud, whereby the Company and Grimaud agreed to amend the Grimaud Loan. Pursuant to the amendment, the Grimaud Loan could be repaid or prepaid in full by the issuance of shares of common stock of Navios Holdings. The effectiveness of the Supplemental Grimaud Loan Agreement was subject to, and contingent upon, prepayment of the Grimaud Loan in the amount of $7.5 million in cash and the effectiveness of a registration statement registering the resale of Navios Holdings shares, among other conditions.

24

On July 13, 2021, the Grimaud Loan plus accrued interest was repaid in full by the Company through the issuance of 9,301,542 shares (the “Shares”) of the Company’s common stock and $7.5 million in cash plus accrued and unpaid interest. See Note 10 “Preferred and Common Stock” to the interim condensed consolidated financial statements included elsewhere in this Report.

NSM Loan: On August 29, 2019, Navios Holdings entered into a secured credit facility of $141.8 million (including post-closing adjustments) with a wholly owned subsidiary of NSM (the “NSM Loan”). In general, the amount owed reflects the excess of: (i) the liabilities of the ship management business (including liabilities for advances previously made by affiliate companies to the Company for ongoing operating costs, including technical management services, supplies, dry-docking and related expenses) other than liabilities the assumption of which forms part of the consideration for the sale of the management division; over (ii) the short term assets of the ship management business. The Company’s obligations under the NSM Loan were guaranteed by substantially the same subsidiaries that guaranteed the 2022 Notes and secured by assets of the Company that did not secure the 2022 Notes or the 2022 Senior Secured Notes. The credit facility was repayable over a five-year period; of the initial amount, $47.0 million was repayable in 2020 in equal quarterly installments, with the remaining principal repayment in equal quarterly installments over the following 48 months. In certain cases, principal payments could be deferred provided that no more than $20.0 million of deferral may be outstanding during the first or second year and $10.0 million outstanding in the third year. The loan agreement provided for interest at 5.0% annually, and 7.0% annually for deferred principal amounts.

In December 2021, the Company entered into an amended and restated secured loan agreement with NSM in order to refinance the outstanding balance of this facility through the NSM Loan I (as defined herein). As of June 30, 2022, and following the refinancing, the NSM Loan was fully repaid.

The Company’s obligations under the NSM Loan were guaranteed by 2,072,121 common units in Navios Partners, first priority share pledges on two companies that have entered into sale and leaseback agreements, and five companies that hold the rights to certain bareboat contracts.

$50.0 million NSM Loan: In June 2020, the Company entered into a secured loan agreement with a wholly owned subsidiary of NSM, for a loan of up to $50.0 million to be used for general corporate purposes (the “$50.0 million NSM Loan”). The terms and conditions of the secured loan agreement were approved by a Special Committee of the Board of Directors comprised of independent directors. The loan agreement was repayable in up to 18 equal consecutive quarterly installments. The loan agreement provided for interest at a rate of 5.0% annually (and 7.0% annually for deferred principal amounts).

The Company’s obligations under the $50.0 million NSM Loan were guaranteed by first priority security interests in a vessel, as well as pledge of certain 2022 Notes due 2022 owned by Navios Holdings and 40,587 common units in Navios Partners.

On July 12, 2021, the Company refinanced the total outstanding balance of $39.7 million under this facility through the $115.0 million NSM Loan described below.

$115.0 million NSM Loan: In June 2021, the Company entered into a senior secured term loan facility with a wholly owned subsidiary of NSM for a loan up to $115,000 (i) to refinance $39.7 million being the outstanding balance under the $50.0 million NSM Loan described above (“Tranche A”), (ii) to redeem amount of $70.0 million of 2022 Senior Secured Notes and (iii) to be used for general corporate purposes (“Tranche B”) (the “$115.0 million NSM Loan”). The terms and conditions of the secured loan agreement were approved by a Special Committee of the Board of Directors comprised of independent directors. Tranche A was repayable in 14 quarterly installments of $2.8 million and matured on November 30, 2024. Tranche B was repayable in seven quarterly installments with the first two being of an amount of $22.6 million each and the remaining of an amount of $6,000 each and matured on February 28, 2023.

Both tranches bore interest at a rate of 10.5% per annum, payable quarterly. The Company could have elected to defer one scheduled amortization payment by 90 days and interest payments, in which case the applicable interest rate would be 12.0% per annum, compounded quarterly.

On July 12, 2021, the amount under this facility was fully drawn.

In December 2021, the Company entered into an amended and restated secured loan agreement with NSM in order to refinance the outstanding balance of that facility through the NSM Loan I (as defined herein). As of June 30, 2022, and following the refinancing, the $115.0 million NSM Loan was fully repaid. As of June 30, 2022, the Company wrote off $0.9 million of deferred financing costs and was included in the interim condensed consolidated statement of comprehensive income under the caption “Interest expense and finance cost, net” included elsewhere in this Report.

The Company’s obligations under the $115.0 million NSM Loan were guaranteed by first priority security interests in a vessel, as well as pledge of certain 2022 Notes owned by Navios Holdings and 40,587 common units in Navios Partners and a second priority pledge in the Navios Logistics’ shares, 1,070,491 common units in Navios Partners and a second priority pledge over the collateral securing the NSM Loan.

25

NSM Loan I: In December 2021, Navios Holdings entered into an amended and restated loan agreement to the existing NSM Loan dated August 29, 2019, whereby a wholly owned subsidiary of NSM made available to the Company a secured term loan of up to $127.6 million (the “NSM Loan I”), in two tranches: (i) the first tranche of $48.6 million represented borrowings already made available and (ii) the second tranche of $79.1 million represented new borrowings made available in exchange of the release by NSM of certain existing collateral. The NSM Loan I was repayable in quarterly installments of $5.0 million with the first installment falling due in the third quarter of 2023. The NSM Loan I had a four-year term and bore interest at a rate of (i) 18% per annum until the 2022 Senior Secured Notes were repaid and 16.5% per annum thereafter when paid in the form of Convertible Debenture for the first 18 months (“PIK Interest”) and (ii) 13.5% per annum when paid in the form of cash. The NSM Loan I would be paid in PIK Interest for the first 18 months, due also in optional prepayment during that period and thereafter in either cash or PIK Interest at the election of the Borrower. As of June 30, 2022, the outstanding balance was $127.6 million and an amount of $11.2 million of accrued PIK interest at 18% is included under the caption “Convertible debenture payable to affiliate companies”.

The Company’s obligations under the NSM Loan I were guaranteed by 2,072,121 common units in Navios Partners.

In the third quarter of 2022, the outstanding balance under NSM Loan I was fully repaid using cash received from the Transaction. For further information see Note 16 “Subsequent Events” in the interim condensed consolidated financial statements included elsewhere in this Report.

NSM Loan II: In December 2021, Navios Holdings entered into an amended and restated loan agreement to the existing $115.0 million NSM Loan dated June 29, 2021 whereby a wholly-owned subsidiary of NSM made available to the Company a secured term loan of up to $135.0 million (the “NSM Loan II”) in two tranches (i) the first tranche of $64.1 million represented outstanding borrowings already made available and (ii) the second tranche of $70.9 million represented new borrowings made available, in exchange of the release by NSM of certain existing collateral. The NSM Loan II was repayable in quarterly installments of $5.0 million with the first installment falling due in the third quarter of 2023. The NSM Loan II had a four year term and bore interest at a rate of (i) 18% per annum until the 2022 Senior Secured Notes were repaid and 16.5% per annum thereafter, when paid in PIK Interest and (ii) 13.5% per annum when paid in the form of cash. The NSM Loan II would be paid in PIK Interest for the first 18 months, due also in optional prepayment during that period and thereafter in either cash or PIK Interest at the election of the Borrower. As of June 30, 2022, the outstanding balance was $135.0 million and an amount of $11.9 million of accrued PIK interest at 18% is included under the caption “Convertible debenture payable to affiliate companies”.

The Company’s obligations under the NSM Loan II were guaranteed by 40,587 common units in Navios Partners, a second priority pledge in the Navios Logistics’ shares, 1,070,491 common units in Navios Partners, and a second priority pledge over the collateral securing the NSM Loan I.

In the third quarter of 2022, the outstanding balance under NSM Loan II was fully repaid using cash received from the Transaction. For further information see Note 16 “Subsequent Events” in the interim condensed consolidated financial statements included elsewhere in this Report.

Upon completion of the refinancing in January 2022, NSM received an upfront fee in respect of the NSM Loan I and the NSM Loan II of $24.0 million in the form of a Convertible Debenture and is included in the interim condensed consolidated statement of comprehensive income under the caption “Non-operating other finance cost”, included elsewhere in this Report. The agreements also provide for prepayment premiums ranging from 5%-10% during the first 36 months of the term which is payable in the form of Convertible Debenture, described below.

Convertible Debenture: In December 2021, Navios Holdings entered into the Convertible Debenture with NSM, covering an upfront fee of $24.0 million, accrued interest on the NSM Loans, and prepayment fees. The lender has the option to convert any portion of the outstanding balance under the Convertible Debenture into shares of common stock of Navios Holdings pursuant to an agreed-upon mechanism. The Convertible Debenture has a term of five years and bears interest at the rate of 4% PIK, payable at maturity, if not earlier converted into shares of our common stock. As of June 30, 2022, the total outstanding balance of the Convertible Debenture amounted to $47.6 million, including $23.6 million, which consists of the accrued PIK interest at 18% on the NSM Loan I and II and the 4% PIK interest, amounting to $11.2 million, $11.9 million and $0.6 million, respectively, and is presented under the caption “Convertible debenture payable to affiliate companies” in the interim condensed consolidated statement of financial position.

26

Following the repayments of the NSM Loan I and NSM Loan II described above, the applicable prepayment fee paid via increase of the Convertible Debenture is $61.7 million.

In accordance with the terms of the Convertible Debenture, Navios Holdings issued 1,000 shares of preferred stock (the “Series I Preferred Stock”) on January 3, 2022, which have no voting and no economic rights. The Series I Preferred Stock represent 9,133,147 and 29,754,721 shares of common stock issuable as of June 30, 2022 and September 13, 2022, respectively, upon conversion of a Convertible Debenture and are deemed outstanding for voting purposes. Under the terms of the Convertible Debenture, the number of shares of Common Stock issuable upon conversion thereof will increase to the extent that amounts outstanding under the Convertible Debenture increase. NSM, the holder of the Series I Preferred Stock, may convert any or all of the outstanding preferred stock into common stock at its option at any time until the maturity of the Convertible Debenture at the conversion rate of $3.93 per common stock. In addition, there are also provisions for mandatory conversion upon the occurrence of certain events. NSM is an affiliate of our Chairwoman and Chief Executive Officer, Angeliki Frangou.

Navios Logistics’ Shareholders Agreement: On November 19, 2019, Navios Holdings entered into a shareholder agreement with Peers Business Inc. granting certain protections to minority shareholders in certain events.

Promissory note: On July 30, 2021, Navios Logistics issued a $20.0 million promissory note to Grimaud. The promissory note is payable in four semi-annual equal installments commencing on August 15, 2021. The Company has the ability to defer payment of one of the first three installments subject to certain conditions. On July 30, 2021, Grimaud entered into an assignment agreement with Peers Business Inc., whereby the promissory note was assigned to Peers Business Inc. See Note 10 “Preferred and Common Stock” to the interim condensed consolidated financial statements included elsewhere in this Report. As of August 15, 2022, the Company paid an amount of $10.0 million relating to the promissory note.

Quantitative and Qualitative Disclosures about Market Risks

Navios Holdings is exposed to certain risks related to interest rate and foreign currency risks.

Interest Rate Risk

Debt Instruments — On June 30, 2022 and December 31, 2021, Navios Holdings had a total of $1,291.4 million and $1,405.8 million, respectively, of long-term indebtedness. All of the Company’s debt is U.S. dollar-denominated. The 2025 Logistics Senior Notes, the 2022 Senior Secured Notes (which as of the date of this Report have been repaid in full), three sale and leaseback agreements (which as of the date of this Report have been assigned to Navios Partners pursuant to the Transaction), and four Navios Logistics loans bear interest at a fixed rate; the remaining balance of Navios Holdings’ debt bears interest at a floating rate.

Changes in interest rates for our floating-rate loan facilities would affect their interest rate and related interest expense. As of June 30, 2022, the outstanding amount of the Company’s floating rate loan facilities was $293.7 million. A change in the LIBOR rate of 100 basis points would change interest expense for the six months ended June 30, 2022 by $1.5 million. The interest rates on the 2025 Logistics Senior Notes, the 2022 Senior Secured Notes, the 2024 Notes, the NSM Loans, the three sale and leaseback agreements, and the four Navios Logistics’ loans are fixed and, therefore, changes in interest rates affect their fair value, which as of June 30, 2022 was $972.0 million, but do not affect their related interest expense.

For a detailed discussion of Navios Holdings’ debt instruments refer to the section “Long-Term Debt Obligations and Credit Arrangements” to the interim condensed consolidated financial statements included elsewhere in this Report.

Foreign Currency Risk

Foreign Currency: In general, the shipping industry is a U.S.-dollar-denominated industry. Revenue is set mainly in U.S. dollars, and 66.2% of Navios Holdings’ expenses are also incurred in U.S. dollars. Certain of our expenses, including a majority of the expenses of the Logistics Business, are paid in foreign currencies and a one percent change in the exchange rates of the various currencies at June 30, 2022 would change net income by $0.5 million for the six months ended June 30, 2022.

27

Critical Accounting Policies

Navios Holdings’ interim condensed consolidated financial statements have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires Navios Holdings to make estimates in the application of its accounting policies based on the best assumptions, judgments and opinions of management. Critical accounting policies are those that reflect significant judgments or uncertainties, and potentially result in materially different results under different assumptions and conditions. All significant accounting policies are as described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2021.

Investments in Equity Securities

Navios Holdings evaluates its investments in Navios Partners and evaluated its investments in Navios Acquisition and Navios Containers (through its acquisition by Navios Partners on October 15, 2021 and March 31, 2021, respectively) on a quarterly basis. Consideration is given to (i) the length of time and the extent to which the fair value has been less than the carrying value, (ii) the financial condition and near-term prospects of such companies, and (iii) the intent and ability of the Company to retain its investment in these companies for a period of time sufficient to allow for any anticipated recovery in fair value (see also Note 14 “Investments in Affiliate Companies and Investments in Available-For-Sale Securities” to the interim condensed consolidated financial statements included elsewhere in this Report).

Recent Accounting Pronouncements

The Company’s recent accounting pronouncements are included in the accompanying notes to the unaudited interim condensed consolidated financial statements included elsewhere in this Report.

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EXHIBIT INDEX

Exhibit No.	Exhibit

99.1	Bareboat Charter and Memorandum of Agreement, dated July 4, 2022, between Bright Carrier S.A. and Anafi Shipping Corporation, providing for the sale and leaseback of the Navios Sky.

29

NAVIOS MARITIME HOLDINGS INC.

F- 1

NAVIOS MARITIME HOLDINGS INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of U.S. dollars — except share data)

	Notes	June 30, 2022 (unaudited)	December 31, 2021 (unaudited)
ASSETS
Current assets
Cash and cash equivalents	3, 7, 12	$46,220	$53,591
Restricted cash	3, 7, 8, 12	8,726	84,260
Accounts receivable, net		68,738	62,839
Inventories		11,789	11,663
Prepaid expenses and other current assets		18,195	17,094
Total current assets		153,668	229,447
Vessels, port terminals and other fixed assets, net	4	928,423	950,002
Investments in affiliate companies	7, 9, 14	148,384	125,744
Other long-term assets	8	77,103	76,842
Finance lease assets	15	19,254	—
Operating lease assets	15	150,963	173,426
Intangible assets other than goodwill	5	90,201	92,981
Goodwill	12	160,336	160,336
Total non-current assets		1,574,664	1,579,331
Total assets		$1,728,332	$1,808,778
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable		$31,743	$36,622
Accrued expenses and other liabilities		47,582	64,459
Deferred income and cash received in advance		8,276	8,141
Operating lease liabilities, current portion	15	51,946	54,747
Due to affiliate companies	9	45,095	21,028
Current portion of loans payable to affiliate companies	6, 7, 9	—	877
Current portion of long-term debt, net	6, 7	75,804	37,916
Finance lease liability, current portion	15	1,900	—
Current portion of promissory note	9	15,000	5,000
Current portion of senior and ship mortgage notes, net	6, 7	89,858	268,658
Total current liabilities		367,204	497,448
Senior and ship mortgage notes, net of current portion	6, 7	494,592	833,273
Long-term debt, net of current portion	6, 7	303,570	134,003
Finance lease liability, net of current portion	15	15,385	—
Loans payable to affiliate companies, net of current portion	6, 7, 9	260,428	111,757
Convertible debenture payable to affiliate companies	6, 9	47,637	—
Long-term portion of promissory note	9	—	10,000
Other long-term liabilities and deferred income		867	927
Operating lease liabilities, net of current portion	15	119,615	144,239
Deferred tax liability		10,150	10,487
Total non-current liabilities		1,252,244	1,244,686
Total liabilities		1,619,448	1,742,134
Commitments and contingencies	8	—	—
Stockholders’ equity
Preferred Stock — $0.0001 par value, authorized 1,000,000 shares, 24,032 and 23,032 issued and outstanding as of June 30, 2022 and December 31, 2021, respectively.	10	—	—
Common stock — $0.0001 par value, authorized 250,000,000 shares, 25,238,591 and 25,198,620 issued and outstanding as of June 30, 2022 and December 31, 2021, respectively.	10	2	2
Additional paid-in capital		679,391	679,301
Accumulated deficit		(627,946)	(667,906)
Total Navios Holdings stockholders’ equity		51,447	11,397
Noncontrolling interest		57,437	55,247
Total stockholders’ equity		108,884	66,644
Total liabilities and stockholders’ equity		$1,728,332	$1,808,778

See unaudited condensed notes to condensed consolidated financial statements

F- 2

NAVIOS MARITIME HOLDINGS INC.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Expressed in thousands of U.S. dollars — except share and per share data)

	Notes	Three Month Period Ended June 30, 2022	Three Month Period Ended June 30, 2021	Six Month Period Ended June 30, 2022	Six Month Period Ended June 30, 2021
		(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenue	12	$159,221	$143,624	$287,011	$260,575
Time charter, voyage and logistics business expenses	9	(35,649)	(36,841)	(65,141)	(75,168)
Direct vessel expenses	9	(30,040)	(29,232)	(58,502)	(55,147)
General and administrative expenses	9	(9,340)	(8,544)	(15,905)	(15,363)
Depreciation and amortization	4, 5, 12	(14,766)	(15,988)	(29,144)	(32,254)
Interest expense and finance cost, net	12	(35,343)	(36,170)	(72,908)	(72,370)
Impairment loss/loss on sale of vessels, net	4	—	(5,406)	—	(25,861)
(Loss)/gain on bond extinguishment	6	(106)	1,873	(221)	1,873
Other income/(expense), net	11, 14	899	(1,022)	(1,288)	(1,246)
Non-operating other finance cost	6,9	—	—	(24,000)	—
Income/(loss) before equity in net earnings of affiliate companies		34,876	12,294	19,902	(14,961)
Equity in net earnings of affiliate companies	9, 12, 14	13,160	12,854	22,958	40,594
Income before taxes		$48,036	$25,148	$42,860	$25,633
Income tax (expense)/benefit		(758)	(603)	(710)	226
Net income		$47,278	$24,545	$42,150	$25,859
Less: Net (income)/loss attributable to the noncontrolling interest		(2,318)	391	(2,190)	(760)
Net income attributable to Navios Holdings common stockholders		$44,960	$24,936	$39,960	$25,099
Income attributable to Navios Holdings common stockholders, basic and diluted	13	$31,225	$23,652	$28,115	$22,538
Basic earnings per share attributable to Navios Holdings common stockholders		$1.38	$1.80	$1.24	$1.72
Weighted average number of shares, basic	13	22,654,825	13,127,208	22,643,215	13,120,335
Diluted earnings per share attributable to Navios Holdings common stockholders		$1.37	$1.75	$1.23	$1.67
Weighted average number of shares, diluted	13	22,848,328	13,511,627	22,845,014	13,508,382

See unaudited condensed notes to condensed consolidated financial statements

F- 3

NAVIOS MARITIME HOLDINGS INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of U.S. dollars)

	Notes	Six Month Period Ended June 30, 2022	Six Month Period Ended June 30, 2021
		(unaudited)	(unaudited)
OPERATING ACTIVITIES:
Net income		$42,150	$25,859
Adjustments to reconcile net income to net cash provided by/(used in) operating activities:
Non-cash adjustments		40,773	26,003
Increase in operating assets		(7,921)	(20,602)
Increase /(decrease) in operating liabilities		17,996	(17,016)
Payments for drydock and special survey costs		(6,905)	(15,609)
Net cash provided by/(used in) operating activities		86,093	(1,365)
INVESTING ACTIVITIES:
Acquisition of/additions to vessels	4	(1,576)	(24,152)
Deposits for vessels, port terminals and other fixed assets acquisitions	4	(2,054)	(19,304)
Proceeds from sale of assets		—	137,016
Purchase of property, equipment and other fixed assets	4	(2,657)	(2,729)
Dividends received from affiliate companies	14	—	243
Net cash (used in)/provided by investing activities		(6,287)	91,074
FINANCING ACTIVITIES:
Repayment of long-term debt and payment of principal	6	(57,415)	(115,270)
Repayment of loans payable to affiliate companies	6	(112,632)	—
Repayment/repurchase of senior notes	6	(520,466)	(12,454)
Proceeds from long-term loans	6	266,725	—
Proceeds from loans payable to affiliate companies	9	262,632	—
Debt issuance costs		(1,425)	—
Repayment of finance lease liability	15	(130)	—
Net cash used in financing activities		(162,711)	(127,724)
Decrease in cash and cash equivalents and restricted cash		(82,905)	(38,015)
Cash and cash equivalents and restricted cash, beginning of period		137,851	111,184
Cash and cash equivalents and restricted cash, end of period	3	$54,946	$73,169
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid for interest, net of capitalized interest		$62,901	$72,105
Cash paid for income taxes		$61	$260
Non-cash investing and financing activities
Lease modification	15	$19,417	$—
Additions to vessels	4	$(389)	$—
Sale of vessels	4	$—	$5,766
Proceeds from the Navios Logistics’ Seller’s Credit Agreement for the construction of six liquid barges		$—	$2,246
Proceeds from the Navios Logistics’ Seller’s Credit Agreement for the acquisition of Navios Logistics’ 2020 Fleet		$—	$15,000
Transfers from deposits for vessels, port terminals and other fixed assets	4	$—	$57,107
Other long-term assets unpaid	4	$(835)	$(356)

See unaudited condensed notes to condensed consolidated financial statements

F- 4

NAVIOS MARITIME HOLDINGS INC.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Expressed in thousands of U.S. dollars — except share data)

	Number of Preferred Shares	Preferred Stock	Number of Common Shares	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total Navios Holdings’ Stockholders’ Equity	Noncontrolling Interest	Total Equity
Balance December 31, 2021	23,032	$—	25,198,620	$2	$679,301	$(667,906)	$11,397	$55,247	$66,644
Net loss	—	—	—	—	—	(5,000)	(5,000)	(128)	(5,128)
Cancellation of shares	—	—	(29)	—	—	—	—	—	—
Issuance of preferred stock (Note 10)	1,000	—	—	—	—	—	—	—	—
Stock-based compensation expenses (Note 10)	—	—	40,000	—	46	—	46	—	46
Balance March 31, 2022 (unaudited)	24,032	$—	25,238,591	$2	$679,347	$(672,906)	$6,443	$55,119	$61,562
Net income	—	—	—	—	—	44,960	44,960	2,318	47,278
Stock-based compensation expenses (Note 10)	—	—	—	—	44	—	44	—	44
Balance June 30, 2022 (unaudited)	24,032	$—	25,238,591	$2	$679,391	$(627,946)	$51,447	$57,437	$108,884

	Number of Preferred Shares	Preferred Stock	Number of Common Shares	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total Navios Holdings’ Stockholders’ Deficit	Noncontrolling Interest	Total Deficit
Balance December 31, 2020	23,032	$—	15,881,147	$1	$643,033	$(784,592)	$(141,558)	$107,275	$(34,283)
Net income	—	—	—	—	—	163	163	1,151	1,314
Cancellation of shares	—	—	(27)	—	—	—	—	—	—
Stock-based compensation expenses (Note 10)	—	—	16,000	—	155	—	155	—	155
Balance March 31, 2021 (unaudited)	23,032	$—	15,897,120	$1	$643,188	$(784,429)	$(141,240)	$108,426	$(32,814)
Net income/(loss)	—	—	—	—	—	24,936	24,936	(391)	24,545
Cancellation of shares	—	—	(56)	—	—	—	—	—	—
Stock-based compensation expenses (Note 10)	—	—	—	—	151	—	151	—	151
Balance June 30, 2021 (unaudited)	23,032	$—	15,897,064	$1	$643,339	$(759,493)	$(116,153)	$108,035	$(8,118)

See unaudited condensed notes to condensed consolidated financial statements

F- 5

NAVIOS MARITIME HOLDINGS INC. UNAUDITED CONDENSED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of U.S. dollars — except share data)

NOTE 1: DESCRIPTION OF BUSINESS

Navios Maritime Holdings Inc. (“Navios Holdings” or the “Company”) (NYSE: NM) owns (i) a controlling equity stake in Navios South American Logistics Inc. (“Navios Logistics”), a leading infrastructure and logistics company in the Hidrovia region of South America; and (ii) an ownership interest in Navios Maritime Partners L.P. (“Navios Partners”), a leading, United States (“U.S.”) publicly listed shipping company which owns and operates dry cargo and tanker vessels.

On July 26, 2022, Navios Holdings agreed to sell its 36-vessel dry bulk fleet for an aggregate consideration of $835,000 consisting of cash and the assumption of bank debt and finance leases related to the vessels and subject to working capital adjustment at closing (the “Transaction”), to Navios Partners. For further information see Note 16 “Subsequent Events” in the interim condensed consolidated financial statements.

Prior to the Transaction, Navios Holdings was a global seaborne shipping and logistics company focused on the transport and transshipment of dry bulk commodities, including iron ore, coal and grain.

Navios Logistics

Navios Logistics, a consolidated subsidiary of the Company, was incorporated under the laws of the Republic of the Marshall Islands on December 17, 2007. Navios Logistics believes it is one of the largest infrastructures and logistics companies in the Hidrovia region of South America, focusing on the Hidrovia river system, the main navigable river system in the region, and on cabotage trades along the south-eastern coast of South America. Navios Logistics is focused on providing its customers integrated transportation, storage and related services through its port facilities, its large, versatile fleet of dry and liquid cargo barges and its product tankers. Navios Logistics serves the needs of a number of growing South American industries, including mineral and grain commodity providers as well as users of refined petroleum products. As of June 30, 2022, Navios Holdings owned 63.8% of Navios Logistics’ stock.

Navios Partners

Navios Partners (NYSE:NMM) is an international owner and operator of dry cargo and tanker vessels and is engaged in the seaborne transportation services of a wide range of liquid and dry cargo commodities. Types of commodities Navios Partners transports include crude oil, refined petroleum, chemicals, iron ore, coal, grain, fertilizer and containers. Navios Partners charters its vessels under short-, medium-, and longer-term charters.

On March 31, 2021, Navios Partners acquired Navios Maritime Containers L.P. (“Navios Containers”), an international owner and operator of containerships, in a merger transaction (the “NMCI Merger”). Following the completion of the NMCI Merger on March 31, 2021, Navios Containers’ common units were no longer listed for trading on NASDAQ. In consequence of the NMCI Merger, as of June 30, 2022, Navios Holdings had no equity investment in Navios Containers. For more information about the NMCI Merger, see Note 14 “Investments in Affiliate Companies and Investments in Available-For-Sale Securities” to the interim condensed consolidated financial statements.

On October 15, 2021, Navios Maritime Acquisition Corporation (“Navios Acquisition”), an owner and operator of tanker vessels focusing on the transportation of petroleum products (clean and dirty) and bulk liquid chemicals, and Navios Partners consummated a merger transaction (the “NNA Merger”). Following the consummation of the NNA Merger on October 15, 2021, Navios Acquisition common shares were no longer listed for trading on the NYSE. In consequence of the NNA Merger, as of June 30, 2022, Navios Holdings had no equity investment in Navios Acquisition. For more information about the NNA Merger, see Note 14 “Investments in Affiliate Companies and Investments in Available-For-Sale Securities” to the interim condensed consolidated financial statements.

As of both June 30, 2022 and December 31, 2021, Navios Holdings had a 10.3% ownership interest in Navios Partners. Incentive distribution rights are held by a consolidated subsidiary of Navios Holdings.

F- 6

NAVIOS MARITIME HOLDINGS INC. UNAUDITED CONDENSED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of U.S. dollars — except share data)

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)    Basis of presentation: The accompanying interim condensed consolidated financial statements are unaudited, but, in the opinion of management, reflect all adjustments for a fair statement of Navios Holdings’ consolidated balance sheets, statements of comprehensive income, statements of cash flows and statements of changes in equity for the periods presented. The results of operations for the interim periods are not necessarily indicative of results for the full year. The footnotes are condensed as permitted by the requirements for interim financial statements and accordingly, do not include information and disclosures required under United States generally accepted accounting principles (“U.S. GAAP”) for complete financial statements. All such adjustments are deemed to be of a normal recurring nature. These interim financial statements should be read in conjunction with the Company’s consolidated financial statements and notes included in Navios Holdings’ Annual Report for the year ended December 31, 2021 filed on Form 20-F with the Securities and Exchange Commission (“SEC”).

Following Russia’s invasion of Ukraine in February 2022 the United States, the European Union, the United Kingdom and other countries have announced sanctions against Russia, and may impose wider sanctions and take other actions in the future. To date, no apparent consequences have been identified on the Company’s business. It should be noted that since the Company employs Ukrainian and Russian seafarers, it may face problems in relation to their employment, repatriation, salary payments and be subject to claims in this regard. Notwithstanding the foregoing, it is possible that these tensions might eventually have an adverse impact on our business, financial condition, results of operations and cash flows.

Going concern

The interim condensed consolidated financial statements have been prepared on a going concern basis.

As of June 30, 2022, Navios Holdings’ current assets totaled $153,668, while current liabilities excluding operating lease liabilities, current portion totaled $315,258, resulting in a negative working capital position of $161,590, primarily related to the classification as current of $90,000 of the 11.25% Senior Secured Notes due in August 2022 (the “2022 Senior Secured Notes”) and $77,704 of scheduled repayments of the bank debt and finance leases related to the vessels as described below and in Note 6 “Borrowings” to the interim condensed consolidated financial statements.

As of August 2022, the Company had redeemed its 2022 Senior Secured Notes in full. Please see Note 6 “Borrowings” to the interim condensed consolidated financial statements.

In July 2022, Navios Holdings agreed to sell its 36-vessel dry bulk fleet for an aggregate consideration of $835,000 consisting of cash and the assumption of all of the bank debt and finance leases related to the vessels and subject to working capital adjustment at closing, (the “Transaction”), to Navios Partners. The closing of the Transaction was completed within the third quarter of 2022. The net cash proceeds from the Transaction were used (i) to repay $262,632 of amount outstanding under the NSM Loan I and II; and (ii) to fully redeem the outstanding balance of $80,000 under the 2022 Senior Secured Notes. Any remaining proceeds will be used to cover transaction costs and for general corporate purposes.

Based on internal forecasts and projections that take into account potential changes in the Company’s trading performance and other assets, management believes that the Company has adequate financial resources to continue in operation and meet its financial commitments, including but not limited to capital expenditures and debt service obligations, for a period of at least twelve months from the date of issuance of the interim condensed consolidated financial statements. Although internal forecasts and projections are driven by market data and are subject to future volatility along with other factors outside the control of the Company, with the existence of alternative liquidity sources and management’s ability to utilize them if needed, management concludes that the Company has the ability to continue as a going concern as of the date of the issuance of the interim condensed consolidated financial statements.

(b)   Principles of consolidation: The accompanying interim condensed consolidated financial statements include the accounts of Navios Holdings, a Marshall Islands corporation, and its majority owned subsidiaries. All significant intercompany balances and transactions have been eliminated in the consolidated statements.

Subsidiaries: Subsidiaries are those entities in which the Company has an interest of more than one half of the voting rights or otherwise has power to govern the financial and operating policies. The acquisition method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition. The excess of the cost of acquisition over the fair value of the net assets acquired and liabilities assumed is recorded as goodwill. All subsidiaries included in the interim condensed consolidated financial statements are 100% owned, except for Navios Logistics, which is 63.8% owned by Navios Holdings.

Investments in Affiliate Companies: Affiliate companies are entities over which the Company generally has between 20% and 50% of the voting rights, or over which the Company has significant influence, but it does not exercise control. Investments in these entities are accounted for under the equity method of accounting. Under this method, the Company records an investment in the stock of an affiliate company at cost, and adjusts the carrying amount for its share of the earnings or losses of the affiliate company subsequent to the date of investment and reports the recognized earnings or losses in income. Dividends received from an affiliate company reduce the carrying amount of the investment. The Company recognizes gains and losses in earnings for the issuance of shares by its affiliate companies, provided that the issuance of shares qualifies as a sale of shares. When the Company’s share of losses in an affiliate company equals or exceeds its interest in the affiliate company, the Company does not recognize further losses, unless the Company has incurred obligations or made payments on behalf of the affiliate company.

F- 7

NAVIOS MARITIME HOLDINGS INC. UNAUDITED CONDENSED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of U.S. dollars — except share data)

Affiliate companies included in the financial statements accounted for under the equity method: In the interim condensed consolidated financial statements of Navios Holdings, the following entities are included as affiliate companies and are accounted for under the equity method for such periods: (i) Navios Partners and its subsidiaries (ownership interest as of June 30, 2022 was 10.3%); Navios Acquisition and its subsidiaries (ownership interest through the Navios Partners’ NNA Merger in October 2021, was 6.9%); and (iii) Navios Containers and its subsidiaries (ownership interest through Navios Partners’ NMCI Merger in March 2021 was 3.9%).

(c)   Revenue Recognition:

Revenue is recognized when (or as) the Company transfers promised goods or services to its customers in amounts that reflect the consideration to which the company expects to be entitled to in exchange for those goods or services, which occurs when (or as) the Company satisfies its contractual obligations and transfers control of the promised goods or services to its customers.

In determining the appropriate amount of revenue to be recognized as it fulfills its obligations under its agreements, the Company performs the following steps: (i) identification of the promised goods or services in the contract; (ii) determination of whether the promised goods or services are performance obligations, including whether they are distinct in the context of the contract; (iii) measurement of the transaction price, including the constraint on variable consideration; (iv) allocation of the transaction price to the performance obligations based on estimated selling prices; and (v) recognition of revenue when (or as) the Company satisfies each performance obligation.

Voyage revenues for the transportation of cargo are recognized ratably over the estimated relative transit time of each voyage. A voyage is deemed to commence when a vessel arrives at the loading port, as applicable under the contract, and is deemed to end upon the completion of the discharge of the current cargo. Under a voyage charter, a vessel is provided for the transportation of specific goods between specific ports in return for payment of an agreed upon freight per ton of cargo.

Revenues are recorded net of address commissions. Address commissions represent a discount provided directly to the charterers based on a fixed percentage of the agreed upon charter rate. Since address commissions represent a discount (sales incentive) on services rendered by the Company and no identifiable benefit is received in exchange for the consideration provided to the charterer, these commissions are presented as a reduction of revenue.

Revenue from contracts of affreightment (“COA”)/voyage contracts relating to our barges are recognized ratably over the estimated relative transit time of each voyage. A voyage is deemed to commence upon the barge’s arrival at the loading port, as applicable under the contract, and is deemed to end upon the completion of discharge under the current voyage. The percentage of transit time is based on the number of days traveled as of the balance sheet date divided by the number of total days expected for the voyage. The position of the barge at the balance sheet date is determined by the days traveled as of the balance sheet date over the total voyage of the pushboat having the barge in tow. Revenue arising from contracts that provide our customers with continuous access to convoy capacity is recognized ratably over the period of the contracts.

Demurrage income represents payments made by the charterer to the vessel owner when loading or discharging time exceeds the stipulated time in the voyage charter and is recognized as it is earned.

The Company recognizes revenue ratably from the vessel’s/barge’s arrival at the loading port, as set forth in the applicable contract, to when the charterer’s cargo is discharged as well as defer costs that meet the definition of “costs to fulfill a contract” and relate directly to the contract.

Revenues from time-chartering and bareboat chartering of vessels and barges are accounted for as operating leases and are thus recognized on a straight-line basis as the average revenue over the rental periods of such charter agreements as service is performed. However, for loss generating time charters, the loss is recognized in the period during which the loss is generated. A time-charter involves placing a vessel or barge at the charterer’s disposal for a period of time during which the charterer uses the vessel in return for the payment of a specified daily hire rate. Charters for periods of less than three months are referred to as spot-charters. Charters for periods of three months to a year are generally referred to as medium-term charters. All other charters are considered long-term. For time-charters, the owner of the vessel typically pays the vessel’s operating costs, such as crews, maintenance and insurance.

F- 8

NAVIOS MARITIME HOLDINGS INC. UNAUDITED CONDENSED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of U.S. dollars — except share data)

Revenues from dry port terminal operations consist of an agreed flat fee per ton and cover the services performed to unload barges (or trucks), transfer the product into silos or the stockpiles for temporary storage, and to load the ocean-going vessels. Revenues are recognized upon completion of loading the ocean-going vessels. Revenue arising from contracts that provide our customers with continuous access to port terminal storage and transshipment capacity is recognized ratably over the period of the contracts. Additionally, fees are charged for vessel dockage and for storage time in excess of contractually specified terms. Dockage revenues are recognized ratably up to completion of loading as the performance obligation is met evenly over the loading period. Storage fees are assessed and recognized at the point when the product remains in the silo storage beyond the contractually agreed upon term. Storage fee revenue is recognized ratably over the storage period and ends when the product is loaded onto the ocean-going vessel.

Revenues from liquid port terminal consist mainly of sales of petroleum products in the Paraguayan market and revenues from liquid port operations. Revenues from liquid port terminal operations consist of an agreed flat fee per cubic meter or a fixed rate over a specific period to cover the services performed to unload barges, transfer the products into the tanks for temporary storage and then loading the trucks. Revenues that consist of an agreed flat fee per cubic meter are recognized upon completion of loading the trucks. Revenues from liquid port terminal operations that consist of a fixed rate over a specific period are recognized ratably over the storage period as the performance obligation is met evenly over time, ending when the product is loaded onto the trucks.

Additionally, revenues consist of an agreed flat fee per cubic meter to cover the services performed to unload barges, transfer the products into the tanks for temporary storage, and to load the trucks. Revenues are recognized upon completion of loading the trucks. Additionally, fees are charged for storage time in excess of contractually specified terms. Storage fee revenue is recognized ratably over the storage period and ends when the product is loaded onto the trucks.

Expenses related to our revenue-generating contracts are recognized as incurred.

The following tables reflect the revenue earned per category for the three and six month periods ended June 30, 2022 and 2021:

	Dry Bulk Vessel Operations for the Three Month Period Ended June 30, 2022	Logistics Business for the Three Month Period Ended June 30, 2022	Total for the Three Month Period Ended June 30, 2022
COA/Voyage revenue	$—	$24,519	$24,519
Time chartering revenue	$89,349	$13,808	$103,157
Port terminal revenue	$—	$25,174	$25,174
Storage fees (dry port) revenue	$—	$1,812	$1,812
Dockage revenue	$—	$1,745	$1,745
Liquid port terminal revenue	$—	$1,614	$1,614
Other	$687	$513	$1,200
Total	$90,036	$69,185	$159,221

	Dry Bulk Vessel Operations for the Three Month Period Ended June 30, 2021	Logistics Business for the Three Month Period Ended June 30, 2021	Total for the Three Month Period Ended June 30, 2021
COA/Voyage revenue	$2,803	$21,897	$24,700
Time chartering revenue	$83,064	$11,106	$94,170
Port terminal revenue	$—	$21,342	$21,342
Storage fees (dry port) revenue	$—	$16	$16
Dockage revenue	$—	$1,282	$1,282
Sale of products revenue	$—	$315	$315
Liquid port terminal revenue	$—	$1,216	$1,216
Other	$186	$397	$583
Total	$86,053	$57,571	$143,624

F- 9

NAVIOS MARITIME HOLDINGS INC. UNAUDITED CONDENSED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of U.S. dollars — except share data)

	Dry Bulk Vessel Operations for the Six Month Period Ended June 30, 2022	Logistics Business for the Six Month Period Ended June 30, 2022	Total for the Six Month Period Ended June 30, 2022
COA/Voyage revenue	$—	$44,326	$44,326
Time chartering revenue	$157,724	$25,201	$182,925
Port terminal revenue	$—	$47,991	$47,991
Storage fees (dry port) revenue	$—	$2,173	$2,173
Dockage revenue	$—	$3,107	$3,107
Sale of products revenue	$—	$1,894	$1,894
Liquid port terminal revenue	$—	$3,075	$3,075
Other	$948	$572	$1,520
Total	$158,672	$128,339	$287,011

	Dry Bulk Vessel Operations for the Six Month Period Ended June 30, 2021	Logistics Business for the Six Month Period Ended June 30, 2021	Total for the Six Month Period Ended June 30, 2021
COA/Voyage revenue	$8,016	$39,482	$47,498
Time chartering revenue	$141,317	$21,973	$163,290
Port terminal revenue	$—	$40,925	$40,925
Storage fees (dry port) revenue	$—	$124	$124
Dockage revenue	$—	$1,880	$1,880
Sale of products revenue	$—	$3,495	$3,495
Liquid port terminal revenue	$—	$2,448	$2,448
Other	$448	$467	$915
Total	$149,781	$110,794	$260,575

Deferred Income and Cash Received In Advance: Deferred voyage revenue primarily relates to cash received from charterers prior to it being earned.

These amounts are recognized as revenue over the voyage or charter period.

(d)   Recent Accounting Pronouncements:

Adoption of new accounting pronouncements:

In July 2021, the FASB issued ASU 2021-05, Lease (Topic 842): Lessors—Certain Leases with Variable Lease Payments (“ASU 2021-05”). The guidance in ASU 2021-05 amends the lease classification requirements for the lessors under certain leases containing variable payments to align with practice under ASC 840. The lessor should classify and account for a lease with variable lease payments that do not depend on a reference index or a rate as an operating lease if both of the following criteria are met: 1) the lease would have been classified as a sales-type lease or a direct financing lease in accordance with the classification criteria in ASC 842-10-25-2 through 25-3; and 2) the lessor would have otherwise recognized a day-one loss. The amendments in ASU 2021-05 are effective for fiscal years beginning after December 15, 2021. The adoption of this ASU on January 1, 2022 did not have a material impact on the Company’s interim condensed consolidated financial statements.

On August 5, 2020, the FASB issued ASU No. 2020-06, Debt -Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging -Contracts in Entity’s Own Equity (Subtopic 815-40). The objective of this update is to improve understandability and reduce complexity on distinguishing liabilities from equity. Amendments affect entities that issue convertible instruments and/or contracts indexed to and potentially settled in an entity’s own equity. The amendments in this update are effective for public business entities for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. Adoption is allowed through either a modified retrospective method of transition or a fully retrospective method of transition. The adoption of this ASU on January 1, 2022 did not have a material impact on the Company’s opening balances and interim condensed consolidated financial statements.

F- 10

NAVIOS MARITIME HOLDINGS INC. UNAUDITED CONDENSED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of U.S. dollars — except share data)

NOTE 3: CASH AND CASH EQUIVALENTS AND RESTRICTED CASH

Cash and cash equivalents and restricted cash consisted of the following:

	June 30, 2022	December 31, 2021
Cash on hand and at banks	$45,561	$53,547
Short-term deposits and highly liquid funds	659	44
Restricted cash	8,726	84,260
Cash and cash equivalents and restricted cash	$54,946	$137,851

Short-term deposits and highly liquid funds relate to amounts held in banks for general financing purposes and represent deposits with an original maturity of less than three months and are included in the condensed consolidated balance sheets under the caption “Cash and cash equivalents”.

Cash deposits and cash equivalents in excess of amounts covered by government-provided insurance are exposed to loss in the event of non-performance by financial institutions. Navios Holdings does maintain cash deposits and equivalents in excess of government provided insurance limits. Navios Holdings reduces exposure to credit risk by dealing with a diversified group of major financial institutions.

As of June 30, 2022 and December 31, 2021, restricted cash included $8,726 and $0, respectively, which related to amounts held in retention and other accounts as required by certain of Navios Holdings’ credit facilities. As of December 31, 2021, within restricted cash is included also an amount of $84,250 as cash collateral in an escrow account, concerning the release of Navios Lumen, Navios Stellar and Navios Phoenix, from the 2022 Notes (as defined below) which was released upon redemption of the 2022 Notes in January 2022. As of both June 30, 2022 and December 31, 2021, within restricted cash, are also included amounts held as security in the form of letters of guarantee or letters of credit totaling $10.

NOTE 4: VESSELS, PORT TERMINALS AND OTHER FIXED ASSETS, NET

Vessels, Port Terminals and Other Fixed Assets, net	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2021	$1,392,629	$(442,627)	$950,002
Additions	4,622	(26,201)	(21,579)
Balance June 30, 2022	$1,397,251	$(468,828)	$928,423

Deposits for Vessels and Port Terminals Acquisitions

As of June 30, 2022 and December 31, 2021, Navios Logistics had paid $765 and $713, respectively, for capitalized expenses for the development of its port operations in Port Murtinho region, Brazil, which was included in the interim condensed consolidated statement of financial position under the caption “Other long-term assets”.

During the first quarter of 2021, Navios Logistics completed the construction of six liquid barges. As of December 31, 2021 a total of $19,501 had been transferred to “Vessels, port terminals and other fixed assets, net” in the interim condensed consolidated statement of financial position, of which capitalized interest amounted to $1,062.

During the first quarter of 2021, Navios Logistics completed the construction of two new tanks in its liquid port terminal. As of December 31, 2021 a total of $1,843 had been transferred to “Vessels, port terminals and other fixed assets, net” in the interim condensed consolidated statement of financial position.

During the second quarter of 2021, Navios Logistics completed the installation of a crane in its Grain Port Terminal. As of December 31, 2021, a total of $3,803 was transferred to “Vessels, port terminals and other fixed assets, net” in the interim condensed consolidated statement of financial position.

Impairment Loss/ Loss on Sale of Vessels, Net

In July 2021, the Company completed the sale to Navios Partners of the Navios Azimuth, a 2011 built Capesize vessel of 179,169 dwt, for a sale price of $30,000. As of June 30, 2021, the impairment loss amounted to $9,104 (including $1,950 remaining carrying balance of dry dock and special survey costs) and is included in the interim condensed consolidated statements of comprehensive income under the caption “Impairment loss/ loss on sale of vessels, net”.

In June 2021, the Company completed the sale to Navios Partners of the Navios Ray, a 2012 built Capesize vessel of 179,515 dwt, and the Navios Bonavis, a 2009 built Capesize vessel of 180,022 dwt, for a sale price of $58,000. The loss due to sale amounted to $8,753 (including $1,775 remaining carrying balance of dry dock and special survey costs) and is included in the interim condensed consolidated statements of comprehensive income under the caption “Impairment loss/ loss on sale of vessels, net”.

F- 11

NAVIOS MARITIME HOLDINGS INC. UNAUDITED CONDENSED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of U.S. dollars — except share data)

In June 2021, the Company completed the sale to Navios Partners of the Navios Koyo, a 2011-built Capesize vessel, which was previously chartered-in by Navios Holdings, for a sale price of $28,500. The net sale proceeds were $8,500 and the gain due to sale amounted to $12,451 and is included in the interim condensed consolidated statements of comprehensive income under the caption “Impairment loss/ loss on sale of vessels, net”. Refer to Note 15 “Leases” to the interim condensed consolidated financial statements.

In June 2021, the Company completed the sale to an unrelated third party of the Navios Serenity, a 2011 built Handysize vessel of 34,690 dwt, for a net sale price of $10,388. The loss due to sale amounted to $6,957 (including $11 remaining carrying balance of dry dock and special survey costs) and is included in the interim condensed consolidated statements of comprehensive income under the caption “Impairment loss/ loss on sale of vessels, net”.

In March 2021, the Company completed the sale to Navios Partners of the Navios Centaurus, a 2012 built Panamax vessel of 81,472 dwt, and the Navios Avior, a 2012 built Panamax vessel of 81,355 dwt, for a sale price of $39,250, including working capital adjustments, amounting to $5,766. The loss due to sale amounted to $13,498 (including $495 remaining carrying balance of dry dock and special survey costs) and is included in the interim condensed consolidated statements of comprehensive income under the caption “Impairment loss/ loss on sale of vessels, net”.

In February 2021, the Company completed the sale to an unrelated third party of the Navios Astra, a 2006-built Ultra Handymax vessel of 53,468 dwt, for a net sale price of approximately $6,644.

Vessel Acquisitions of Navios Logistics

In the fourth quarter of 2020, Navios Logistics signed a purchase agreement with an unrelated third party for the acquisition of three pushboats and 18 tank barges (the “Navios Logistics 2020 Fleet”), for a purchase price of $30,000. The acquisition was completed on March 22, 2021. As of December 31, 2021, a total of $31,960 was transferred to “Vessels, port terminals and other fixed assets, net” in the interim condensed consolidated statement of financial position.

Since 2018, Navios Logistics acquired approximately 9.0 hectares of undeveloped land located in the Port Murtinho region of Brazil. Navios Logistics plans to develop this land for its port operations, for a total cost of $1,580.

NOTE 5: INTANGIBLE ASSETS OTHER THAN GOODWILL

Intangible assets	June 30, 2022	December 31, 2021
Acquisition cost	$178,642	$178,642
Accumulated amortization	(88,441)	(85,661)
Total intangible assets net book value	$90,201	$92,981

Amortization expense for both three month periods ended June 30, 2022 and 2021 amounted to $1,394 and for both the six month periods ended June 30, 2022 and 2021 amounted to $2,780.

The remaining aggregate amortization of acquired intangibles as of June 30, 2022 will be as follows:

Period
Year One	$5,581
Year Two	5,588
Year Three	5,581
Year Four	5,581
Year Five	5,581
Thereafter	62,289
Total	$90,201

F- 12

NAVIOS MARITIME HOLDINGS INC. UNAUDITED CONDENSED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of U.S. dollars — except share data)

NOTE 6: BORROWINGS

Borrowings, as of June 30, 2022 and December 31, 2021, consisted of the following:

Facility	June 30, 2022	December 31, 2021
Secured Credit Facilities	$185,930	$—
2022 Senior Secured Notes	90,000	155,000
2022 Notes	—	455,466
2024 Notes	8,626	8,626
NSM Loan (incl. accrued interest $306)	—	48,879
$115.0 million NSM Loan (incl. accrued interest $571)	—	64,630
NSM Loan I	127,632	—
NSM Loan II	135,000	—
Convertible Debenture	47,637	—
Sale and Leaseback Agreements	137,802	114,837
2025 Logistics Senior Notes	500,000	500,000
Navios Logistics other long-term loans and notes payable	58,804	58,376
Total borrowings	1,291,431	1,405,814
Less: current portion, net	(165,662)	(307,451)
Less: deferred finance costs, net	(19,542)	(19,330)
Total long-term borrowings	$1,106,227	$1,079,033

Navios Holdings Debt

2022 Senior Secured Notes

On November 21, 2017, the Company and its wholly owned subsidiary, Navios Maritime Finance II (US) Inc. (together with the Company, the “Co-Issuers”) issued $305,000 of 11.25% Senior Notes due 2022, at a price of 97%.

During the three and six month periods ended June 30, 2022, the Company redeemed an aggregate principal amount of $40,000 and 65,000, respectively, of its 2022 Senior Secured Notes at a redemption price equal to 100.00% of the aggregate principal amount thereof, plus accrued and unpaid interest to, but excluding, the respective redemption dates. No redemptions took place during the three and six month periods ended June 30, 2021. For the three and six month periods ended June 30, 2022, the Company wrote off $106 and $221, respectively, of deferred financing costs associated with the redemptions and is included in the interim condensed consolidated statement of comprehensive income under the caption “(Loss)/gain on bond extinguishment”. In July 2022, the Company redeemed an aggregate principal amount of $10,000 of its 2022 Senior Secured Notes.

In August 2022, the Company fully redeemed the outstanding balance of $80,000 on the 2022 Senior Secured Notes using cash received from the Transaction and the amount of $142 relating to deferred financing costs was written off. For further information see Note 16 “Subsequent Events” in the interim condensed consolidated financial statements.

2022 Notes

On November 29, 2013, the Co-Issuers completed the sale of $650,000 of 7.375% First Priority Ship Mortgage Notes due 2022 (the “2022 Notes”). During the three and six month periods ended June 30, 2021, the Company repurchased $14,356 in par value of the 2022 Notes for cash consideration of $12,454 resulting in a gain on bond extinguishment of $1,873, net of deferred financing costs written-off.

In January 2022, the Company fully repaid the outstanding balance of $455,466 on the 2022 Notes using (i) $206,725 under two credit facilities with commercial banks; (ii) $77,000 under four sale and leaseback agreements; (iii) $100,000 of additional financing from NSM; and (iv) cash from operations. In addition, as of December 31, 2021, $158,873 of 2022 Notes held by the Company that had previously been pledged as collateral to NSM, were cancelled.

2024 Notes

On March 21, 2019, Navios Holdings issued $4,747 of 9.75% Senior Notes due 2024 (the “2024 Notes”) as an exchange for a total of 10,930 Series H shares which were validly tendered as of that date. For additional information on the Series H shares, see Note 10 “Preferred and Common Stock” to the interim condensed consolidated financial statements.

F- 13

NAVIOS MARITIME HOLDINGS INC. UNAUDITED CONDENSED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of U.S. dollars — except share data)

On April 21, 2019, Navios Holdings issued $3,879 of the 2024 Notes as an exchange for a total of 8,841 Series G shares which were validly tendered as of that date. For additional information on the Series G shares, see Note 10 “Preferred and Common Stock” to the interim condensed consolidated financial statements.

The 2024 Notes are Navios Holdings’ senior unsecured general obligations and rank senior in right of payment to any of Navios Holding’s existing and future debt that expressly provides that it is subordinated to the 2024 Notes, pari passu in right of payment with all of Navios Holding’s existing and future senior obligations, structurally subordinated in right of payment to the obligations of Navios Holding’s subsidiaries, and effectively subordinated in right of payment to any existing and future obligations of Navios Holdings that are secured by property or assets that do not secure the 2024 Notes, including the 2022 Senior Secured Notes and the 2022 Notes, to the extent of the value of any such property and assets securing such other obligations. The 2024 Notes are not guaranteed by any of Navios Holdings’ subsidiaries.

The indenture governing the 2024 Notes does not contain restrictive covenants but does include customary events of default.

Navios Holdings has the option to redeem the 2024 Notes, in whole or in part, at any time, at a redemption price equal to 100% of the principal amount of the 2024 Notes to be redeemed, plus accrued interest.

Secured Credit Facilities

Hamburg Commercial Bank AG

In December 2021, Navios Holdings entered into a loan agreement with Hamburg Commercial Bank AG (“HCOB”) for an amount of $101,750, for the refinancing of seven dry bulk vessels. On January 5, 2022, the amount under this facility was fully drawn. The loan bore interest at a rate of LIBOR plus a margin, which ranged from 3.25% per annum to 4.50% per annum. In March 2022, Navios Holdings prepaid an amount of $10,380 and one dry bulk vessel was released. The remaining loan balance of $91,345 was repayable in eight quarterly installments of $3,915, beginning three months from the date of the initial drawdown, with a final balloon payment of $60,027 on the last repayment date. The loan facility required compliance with certain covenants, as described below. As of June 30, 2022, the outstanding balance under this facility was $87,430.

As of September 8, 2022 the outstanding balance of the secured credit facility was assumed by Navios Partners pursuant to the Transaction. For further information see Note 16 “Subsequent Events” in the interim condensed consolidated financial statements.

Credit Agricole CIB/ BNP Paribas

In December 2021, Navios Holdings entered into a loan agreement with Credit Agricole CIB (“CACIB”) and BNP Paribas (“BNPP”) for an amount of $105,000, for the refinancing of seven dry bulk vessels. On January 5, 2022, the amount under this facility was fully drawn. The loan bore interest at a rate of LIBOR plus a margin, which ranged from 2.85% per annum to 3.75% per annum. The loan was repayable in four quarterly installments of $6,500, beginning three months from the date of the initial drawdown, followed by eight consecutive quarterly installments of $4,750 with a final balloon payment of $41,000 on the last repayment date. The loan facility required compliance with certain covenants, as described below. As of June 30, 2022, the outstanding balance under this facility was $98,500.

As of September 8, 2022 the outstanding balance of the secured credit facility was assumed by Navios Partners pursuant to the Transaction. For further information see Note 16 “Subsequent Events” in the interim condensed consolidated financial statements.

The facilities were secured by first priority mortgages on certain of Navios Holdings’ vessels and other collateral.

The credit facilities contained a number of restrictive covenants that limited Navios Holdings and/or certain of its subsidiaries from, among other things: incurring or guaranteeing indebtedness; entering into affiliate transactions; charging, pledging or encumbering the vessels securing such facilities; changing the flag, class, management or ownership of certain Navios Holdings’ vessels; changing the commercial and technical management of certain Navios Holdings’ vessels; selling or changing the ownership of certain Navios Holdings’ vessels; and subordinating the obligations under the credit facilities to any general and administrative costs relating to the vessels. The credit facilities also required the vessels to comply with the ISM Code and ISPS Code and to maintain valid safety management certificates and documents of compliance at all times. Additionally, the credit facilities required compliance with the covenants contained in the indentures governing the 2022 Senior Secured Notes and the 2024 Notes. Among other events, it would have been an event of default under the credit facilities if the Company failed to maintain the financial covenants or if Angeliki Frangou and her affiliate companies owned (in the aggregate) less than 10% of the outstanding share capital of Navios Holdings.

The Company’s secured credit facilities required compliance with maintenance covenants. Depending on the facility, these covenants included: (i) value-to-loan ratio covenants based on charter-free valuations, ranging from over 125% to 133%; (ii) minimum liquidity, as defined in the credit facilities, of $10,000; (iii) total debt divided by total assets, as defined in each credit facility, of 75%; and (iv) net worth, as defined in the credit facility, of $125,000.

F- 14

NAVIOS MARITIME HOLDINGS INC. UNAUDITED CONDENSED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of U.S. dollars — except share data)

As of June 30, 2022, the Company was in compliance with all of the covenants under each of its credit facilities.

NSM Loan I

In December 2021, Navios Holdings entered into an amended and restated loan agreement to the existing NSM Loan (as defined herein) dated August 29, 2019 (the “NSM Loan I”). Pursuant to NSM Loan I, a wholly owned subsidiary of NSM made available to the Company a secured term loan of up to $127,632, in two tranches. The first tranche of $48,573 represented borrowings already made available to the Company under the NSM Loan and the second tranche of $79,059 represented new borrowings made available, in exchange for the release by NSM of certain existing collateral. As of June 30, 2022, the total outstanding balance of this facility amounted to $127,632 and is presented under the caption “Loans payable to affiliate companies, net of current portion”. The amount of $11,204 of accrued payment in kind (“PIK”) interest at 18% is included under the caption “Convertible debenture payable to affiliate companies”. For information on the NSM Loan and NSM Loan I, see Note 9 “Transactions with Related Parties” in the interim condensed consolidated financial statements.

In the third quarter of 2022, the outstanding balance under NSM Loan I was fully repaid using cash received from the Transaction. For further information see Note 16 “Subsequent Events” in the interim condensed consolidated financial statements.

NSM Loan II

In December 2021, Navios Holdings entered an amended and restated loan agreement to the existing $115.0 million NSM Loan (as defined herein) dated June 29, 2021 (the “NSM Loan II” and, together with NSM Loan I, the “NSM Loans”). Pursuant to NSM Loan II, a wholly-owned subsidiary of NSM made up to $135,000 available to the Company under a secured term loan in two tranches. The first tranche of $64,059 represented outstanding borrowings already made available under the $115.0 million NSM Loan and the second tranche of $70,941 represented new borrowings made available, in exchange for the release by NSM of certain existing collateral. As of June 30, 2022, the total outstanding balance of this facility amounted to $135,000 and is presented under the caption “Loans payable to affiliate companies, net of current portion”, and an amount of $11,850 of accrued PIK interest at 18% is included under the caption “Convertible debenture payable to affiliate companies”. For information on the $115.0 million NSM Loan and NSM Loan II, see Note 9 “Transactions with Related Parties” in the interim condensed consolidated financial statements.

In the third quarter of 2022, the outstanding balance under NSM Loan II was fully repaid using cash received from the Transaction. For further information see Note 16 “Subsequent Events” in the interim condensed consolidated financial statements.

Upon completion of the refinancing in January 2022, NSM received an upfront fee in respect of the NSM Loan I and the NSM Loan II of $24,000 in the form of a Convertible Debenture and is included in the interim condensed consolidated statement of comprehensive income under the caption “Non-operating other finance cost”. The agreements also provide for prepayment premiums ranging from 5%-10% during the first 36 months of the term which is payable in the form of Convertible Debenture, described below.

Convertible Debenture

In December 2021, Navios Holdings entered into a convertible debenture with NSM (the “Convertible Debenture”), covering certain payments under the NSM Loans including an upfront fee of $24,000, accrued interest, and prepayment fees. The lender has the option to convert any portion of the outstanding balance under the Convertible Debenture into shares of common stock of Navios Holdings pursuant to an agreed-upon mechanism. The Convertible Debenture has a term of five years and bears interest at the rate of 4% PIK, payable at maturity, if not earlier converted into shares of our common stock. As of June 30, 2022, the total outstanding balance of the Convertible Debenture amounted to $47,637, including $23,637, which consists of the accrued PIK interest at 18% on the NSM Loan I and II and the 4% PIK interest, amounting to $11,204, $11,850 and $583, respectively, and is presented under the caption “Convertible debenture payable to affiliate companies”. For information on the Convertible Debenture, see Note 9 “Transactions with Related Parties” in the interim condensed consolidated financial statements.

Following the repayments of the NSM Loan I and NSM Loan II described above, the applicable prepayment fee paid via increase of the Convertible Debenture is $61,730

F- 15

NAVIOS MARITIME HOLDINGS INC. UNAUDITED CONDENSED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of U.S. dollars — except share data)

Sale and Leaseback Agreements

In the first quarter of 2020, the Company entered into two sale and leaseback agreements of $68,000 in total, with unrelated third parties for two Capesize vessels. Navios Holdings had no purchase obligation to acquire the vessels at the end of the lease term, however, it was reasonably certain that respective purchase options would be exercised and under ASC 842-40, the transfer of the vessels were determined to be a failed sale. In accordance with ASC 842-40, the Company did not derecognize the respective vessels from its balance sheet and accounted for the amounts received under the sale and leaseback agreements as a financial liability.

The sale and leaseback agreements for the two Capesize vessels were repayable by 144 consecutive monthly payments of approximately $224 and $238 each, commencing as of January 2020 and March 2020, respectively. The agreements mature in the fourth quarter of 2031 and first quarter of 2032, respectively, with a balloon payment of $750 per vessel on the last repayment date.

In December 2021, Navios Holdings entered into four new sale and leaseback agreements of $77,000 in total, with unrelated third parties, in order to finance four dry bulk vessels. In December 2021, three of the four new sale and leaseback agreements were drawn down amounting to $58,000 in total.

Two dry bulk vessels were repayable by 96 consecutive payments of approximately $481 each, commencing as of December 2021. One dry bulk vessel was repayable by 72 consecutive monthly payments of approximately $688, commencing as of December 2021. Two of the agreements mature in the fourth quarter of 2029 and one in the fourth quarter of 2027, respectively, with a balloon payment of $3,600 each for two dry bulk vessels and $3,500 for one dry bulk vessel on the last repayment date. The fourth sale and leaseback agreement amounting to $19,000 was drawn down in January 2022, and was repayable by 84 consecutive monthly payments of approximately $643. The fourth sale and leaseback agreement matures in the first quarter of 2029 with a balloon payment of $1,000.

In March 2022, Navios Holdings entered into a sale and leaseback agreement to finance one dry bulk vessel. The fifth sale and leaseback agreement amounting to $12,000 was drawn down in March 2022, and was repayable by 60 consecutive monthly payments of approximately $521. The fifth sale and leaseback agreement matures in the first quarter of 2027 with a balloon payment of $1,600.

As of June 30, 2022, the outstanding balance under the sale and leaseback agreements was $137,802 in total.

In the third quarter of 2022, Navios Holdings completed the acquisition of a previously chartered-in vessel, Navios Sky. Please see also Note 15 “Leases” to the interim condensed consolidated financial statements. In the third quarter of 2022, the Company entered into a sale and leaseback agreement to finance a dry bulk vessel. The eighth sale and leaseback agreement amounting to $22,000 was drawn down in the third quarter 2022, and was repayable by 120 consecutive monthly payments of approximately $158. The eighth sale and leaseback agreement matures in the third quarter of 2032 with a balloon payment of $3,000.

The sale and leaseback agreements had no financial covenants.

As of September 8, 2022 the outstanding balances of the sale and leaseback agreements were assumed by Navios Partners pursuant to the Transaction. For further information see Note 16 “Subsequent Events” in the interim condensed consolidated financial statements.

Navios Logistics Debt

2025 Logistics Senior Notes

On July 8, 2020, Navios Logistics and its wholly-owned subsidiary Navios Logistics Finance (US) Inc. (“Logistics Finance” and, together with Navios Logistics (the “Logistics Co-Issuers”) issued $500,000 in aggregate principal amount of senior secured notes due on July 1, 2025, at a fixed rate of 10.75% (the “2025 Logistics Senior Notes”).

On or after August 1, 2022, the Logistics Co-Issuers may redeem some or all of the 2025 Logistics Senior Notes at the redemption prices set forth in the indenture governing the 2025 Logistics Senior Notes. In addition, before August 1, 2022, the Logistics Co-Issuers may redeem up to 35% of the aggregate principal amount of the 2025 Logistics Senior Notes at a price equal to 110.750% of the principal amount of the 2025 Logistics Senior Notes to be redeemed plus accrued and unpaid interest, if any, to the redemption date with an amount equal to the net cash proceeds of one or more equity offerings so long as at least 50% of the originally issued aggregate principal amount of the 2025 Logistics Senior Notes remains outstanding. Prior to August 1, 2022, the Logistics Co-Issuers may also redeem all or a part of the 2025 Logistics Senior Notes at a redemption price equal to the sum of: (a) 100% of the principal amount of the 2025 Logistics Senior Notes to be redeemed; plus (b) the applicable “make-whole” premium described in the Indenture governing the 2025 Logistics Senior Notes, plus (c) accrued and unpaid interest, if any, on the 2025 Logistics Senior Notes to be redeemed, to (but excluding) the applicable redemption date, subject to the right of holders of notes on the relevant record date to receive interest due on all the relevant interest payment dates. The Logistics Co-Issuers may also redeem all, but not less than all, of the 2025 Logistics Senior Notes at a price equal to 100% of the principal amount plus accrued and unpaid interest, if any, upon certain changes in law that would trigger the payment of withholding taxes. Furthermore, upon the occurrence of certain change of control events, the Logistics Co-Issuers may be required to offer to purchase 2025 Logistics Senior Notes from holders at a price equal to 101% of the principal amount plus accrued and unpaid interest, if any.

The 2025 Logistics Senior Notes are senior secured obligations of the Logistics Co-Issuers and rank equal in right of payment to all of their existing and future senior indebtedness and senior in right of payment to all of their future subordinated indebtedness. The 2025 Logistics Senior Notes are fully and unconditionally guaranteed, jointly and severally, by all of the Navios Logistics’ direct and indirect subsidiaries, other than the Logistics Co-Issuer. The 2025 Logistics Senior Notes are secured by (i) first priority ship mortgages on four tanker vessels servicing the Navios Logistics’ cabotage business (the (1) Elena H, (2) Makenita H, (3) Sara H and (4) He Man H) owned by certain subsidiary guarantors (such guarantors, the “Mortgaged Vessel Guarantors”) and related assignments of earnings and insurance together with a first priority lien on the capital stock of each Mortgaged Vessel Guarantor; and (ii) an assignment by way of security of the Vale port contract (collectively, the “Collateral”).

F- 16

NAVIOS MARITIME HOLDINGS INC. UNAUDITED CONDENSED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of U.S. dollars — except share data)

The 2025 Logistics Senior Notes are effectively senior to all existing and future obligations of the subsidiary guarantors that own Collateral to the extent of the value of the Collateral but effectively junior to any existing and future secured obligations of the Logistics Co-Issuers and the subsidiary guarantors that are secured by assets other than the Collateral to the extent of the value of any assets securing such other obligations. The indenture governing the 2025 Logistics Senior Notes contains restrictive covenants that limit, among other things, the ability of the Logistics Co-Issuers and their restricted subsidiaries to incur additional indebtedness, pay dividends and make distributions on common and preferred stock, make other restricted payments, make investments, incur liens, consolidate, merge, sell or otherwise dispose of all or substantially all of their assets and enter into certain transactions with affiliate companies, in each case, subject to exclusions, and other customary covenants. The indenture governing the 2025 Logistics Senior Notes also contains customary events of default.

The Logistics Co-Issuers were in compliance with the covenants as of June 30, 2022.

As of June 30, 2022 and December 31, 2021, deferred financing costs associated with the 2025 Logistics Senior Notes amounted to $14,403 and $15,927, respectively.

Navios Logistics Other Long-term Loans and Notes Payable

On February 28, 2022, Navios Logistics entered into a $7,000 loan facility with Alpha Bank (the “2022 Navios Logistics Alpha Bank Loan”) in order to repay existing debt under the Navios Logistics Alpha Bank Loan. The 2022 Navios Logistics Alpha Bank Loan bears interest at a rate of the Secured Overnight Financing Rate (“SOFR”) plus 315 basis points. The 2022 Navios Logistics Alpha Bank Loan is repayable in twelve quarterly installments, beginning on August 18, 2022, with a final balloon payment of $2,800 on the last repayment date. On May 18, 2022, the amount available under this facility was fully drawn and the outstanding amount of was $7,000. As of June 30, 2022 and December 31, 2021, unamortized deferred finance costs associated with the 2022 Navios Logistics Alpha Bank Loan amounted to $87 and $99, respectively.

On March 23, 2022, Navios Logistics entered into a $25,000 loan facility with Banco Bilbao Vizcaya Argentaria (the “2022 Navios Logistics BBVA Facility”). The 2022 Navios Logistics BBVA Facility was used to repay existing debt with BBVA and for general corporate purposes. The 2022 Navios Logistics BBVA Facility bears interest at a rate of 4.25% per annum, is repayable in quarterly installments with final maturity on July 1, 2025 and is secured by assignments of certain receivables. As of June 30, 2022, Navios Logistics had drawn a total of $17,000 on the 2022 Navios Logistics BBVA Facility and the outstanding balance was $17,000.

On March 25, 2022, Navios Logistics entered into a $5,000 loan facility with Banco Santander S.A. (the “Navios Logistics Santander Facility”) for general corporate purposes. The Navios Logistics Santander Facility bears interest at a rate of 4.20% per annum, is repayable in twelve equal quarterly installments with final maturity on March 7, 2026 and is secured by assignments of certain receivables. As of June 30, 2022, Navios Logistics had drawn the total available amount and the outstanding balance was $4,711.

As of June 30, 2022, Navios Logistics had long-term loans and notes payable, with a total outstanding balance of $58,804, including the three above mentioned financings. The purpose of the facilities was to finance the construction of its Dry Port Terminal, the acquisition of vessels, or for general corporate purposes. The facilities are mainly denominated in U.S. dollars and bear interest based on LIBOR or SOFR plus spread ranging from 3.15% to 8.50% per annum. The facilities are repayable in installments and have maturities ranging from March 2024 to March 2026. See also the maturity table included below.

During the six month period ended June 30, 2022, the Company paid $39,035 related to scheduled repayment installments on its secured credit facilities, and $131,012 related to prepayments of four of the Company’s credit facilities. During the six month period ended June 30, 2022, the proceeds from the NSM Loans were $262,632, the proceeds from long term debt were $235,725 and the proceeds from the two sale and leaseback agreements were $31,000.

During the six month period ended June 30, 2021, the Company paid, $79,071 related to scheduled repayment installments under its secured credit facilities and, $36,199 related to the prepayment of four of Navios Holdings’ credit facilities.

The annualized weighted average interest rates of the Company’s total borrowings for the three and six month periods ended June 30, 2022 were 10.17% and 10.05%, respectively. The annualized weighted average interest rates of the Company’s total borrowings for the three and six month periods ended June 30, 2021 were 9.34% and 9.33%, respectively.

The maturity table below reflects the principal payments for the next five years and thereafter of all borrowings of Navios Holdings (including Navios Logistics) outstanding as of June 30, 2022, based on the repayment schedules of the respective loan facilities and the outstanding amount due under the debt securities.

F- 17

NAVIOS MARITIME HOLDINGS INC. UNAUDITED CONDENSED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of U.S. dollars — except share data)

Payment due by period
June 30, 2023	$167,099
June 30, 2024	176,407
June 30, 2025	126,501
June 30, 2026	750,798
June 30, 2027	17,695
June 30, 2028 and thereafter	52,931
Total	$1,291,431

NOTE 7: FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and cash equivalents: The carrying amounts reported in the consolidated balance sheets for interest bearing deposits and money market funds approximate their fair value because of the short maturity of these investments.

Restricted cash: The carrying amounts reported in the consolidated balance sheets for interest bearing deposits approximate their fair value because of the short maturity of these investments.

Borrowings: The book value has been adjusted to reflect the net presentation of deferred financing costs. The outstanding balance of the floating rate loans continues to approximate its fair value, excluding the effect of any deferred financing costs. The 2025 Logistics Senior Notes, the 2022 Senior Secured Notes (which as of the date of this Report have been repaid in full), three sale and leaseback agreements (which as of the date of this Report have been assigned to Navios Partners pursuant to the Transaction) and four Navios Logistics’ loans are fixed rate borrowings and their fair value was determined based on quoted market prices.

Loans payable to affiliate companies, including Convertible Debenture: The carrying amounts of the fixed rate loan and the Convertible Debenture approximate their fair value.

Investments in available-for-sale securities: The carrying amount of the investments in available-for-sale securities reported in the consolidated balance sheets represents unrealized gains and losses on these securities, which are reflected in the interim condensed consolidated statements of comprehensive income.

 The estimated fair values of the Company’s financial instruments are as follows:

	June 30, 2022		December 31, 2021
	Book Value	Fair Value	Book Value	Fair Value
Cash and cash equivalents	$46,220	$46,220	$53,591	$53,591
Restricted cash	$8,726	$8,726	$84,260	$84,260
Investments in available-for-sale-securities	$220	$220	$219	$219
Senior and ship mortgage notes, net	$(584,450)	$(572,943)	$(1,101,931)	$(1,142,545)
Long-term debt, including current portion	$(379,374)	$(382,536)	$(171,919)	$(173,213)
Loans payable to affiliate companies, including current portion and Convertible Debenture	$(308,065)	$(310,269)	$(112,634)	$(112,634)

The following table sets forth our assets that are measured at fair value on a recurring basis categorized by fair value hierarchy level. As required by the fair value guidance, assets are categorized in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Fair Value Measurements as of June 30, 2022
	Total	Quoted Prices in Active Markets for Identical Assets (Level I)	Significant Other Observable Inputs (Level II)	Significant Unobservable Inputs (Level III)
Investments in available-for-sale-securities	$220	$220	$—	$—
Total	$220	$220	$—	$—

	Fair Value Measurements as of December 31, 2021
	Total	Quoted Prices in Active Markets for Identical Assets (Level I)	Significant Other Observable Inputs (Level II)	Significant Unobservable Inputs (Level III)
Investments in available-for-sale-securities	$219	$219	$—	$—
Total	$219	$219	$—	$—

F- 18

NAVIOS MARITIME HOLDINGS INC. UNAUDITED CONDENSED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of U.S. dollars — except share data)

As of June 30, 2022, there were no assets measured at fair value on a non-recurring basis.

As of December 31, 2021, the Company’s assets measured at fair value on a non-recurring basis were:

	Fair Value Measurements as of December 31, 2021
	Total	Quoted Prices in Active Markets for Identical Assets (Level I)	Significant Other Observable Inputs (Level II)	Significant Unobservable Inputs (Level III)
Vessels, port terminals and other fixed assets, net	$7,500	$—	$7,500	$—
Total	$7,500	$—	$7,500	$—

Navios Logistics recorded an impairment loss of $21,966 for two of its tanker vessels operating in the cabotage business during the year ended December 31, 2021, the fair value of which is measured at $7,500, as at December 31, 2021.

Fair Value Measurements

The estimated fair value of our financial instruments that are not measured at fair value on a recurring basis, categorized based upon the fair value hierarchy, are as follows:

Level I: Inputs are unadjusted, quoted prices for identical assets or liabilities in active markets that we have the ability to access. Valuation of these items does not entail a significant amount of judgment.

Level II: Inputs other than quoted prices included in Level I that are observable for the asset or liability through corroboration with market data at the measurement date.

Level III: Inputs that are unobservable.

	Fair Value Measurements at June 30, 2022
	Total	(Level I)	(Level II)	(Level III)
Cash and cash equivalents	$46,220	$46,220	$—	$—
Restricted cash	$8,726	$8,726	$—	$—
Investments in available-for-sale-securities	$220	$220	$—	$—
Senior and ship mortgage notes	$(572,943)	$(564,317)	$(8,626)	$—
Long-term debt, including current portion(1)	$(382,536)	$—	$(382,536)	$—
Loans payable to affiliate companies, including current portion(2) and Convertible Debenture	$(310,269)	$—	$(310,269)	$—

	Fair Value Measurements at December 31, 2021
	Total	(Level I)	(Level II)	(Level III)
Cash and cash equivalents	$53,591	$53,591	$—	$—
Restricted cash	$84,260	$84,260	$—	$—
Investments in available-for-sale-securities	$219	$219	$—	$—
Senior and ship mortgage notes	$(1,142,545)	$(1,133,919)	$(8,626)	$—
Long-term debt, including current portion(1)	$(173,213)	$—	$(173,213)	$—
Loans payable to affiliate companies, including current portion(2)	$(112,634)	$—	$(112,634)	$—

(1)	The fair value of the Company’s long-term debt is estimated based on currently available debt with similar contract terms, interest rates and remaining maturities, published quoted market prices as well as taking into account the Company’s creditworthiness.
(2)	The fair value of the Company’s loans payable to affiliate companies, including Convertible Debenture is estimated based on currently available debt with similar contract terms, interest rate and remaining maturities as well as taking into account the counterparty’s creditworthiness.

NOTE 8: COMMITMENTS AND CONTINGENCIES

As of June 30, 2022, the Company was contingently liable for letters of guarantee and letters of credit amounting to $10 (December 31, 2021: $10) issued by one bank in favor of various organizations and the total amount was collateralized by cash deposits, which were included as a component of restricted cash.

Navios Logistics has issued a guarantee and indemnity letter that guarantees the performance by Petrolera San Antonio S.A. (a consolidated subsidiary) of all its obligations to Vitol S.A. up to $12,000. This guarantee expires on March 1, 2023.

F- 19

NAVIOS MARITIME HOLDINGS INC. UNAUDITED CONDENSED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of U.S. dollars — except share data)

On July 22, 2016, Navios Logistics guaranteed the compliance of certain obligations related to Edolmix S.A. and Energías Renovables del Sur S.A. (entities wholly owned by Navios Logistics) under their respective direct user agreements with the Free Zone of Nueva Palmira, for the amounts of $847 and $519, respectively.

In September 2020, Navios Logistics agreed to a settlement regarding a storage and transshipment contract in the Grain Port Terminal for a total amount to be paid to Navios Logistics as a result of the settlement of $4,140, which is collected in three equal installments of $1,380 on June 1, 2021, 2022 and 2023. In June 2021 and 2022, Navios Logistics collected the first and second installment, respectively.

On April 28, 2022, Navios Logistics entered into a five year finance leasing contract for eight liquid barges to be delivered from the fourth quarter of 2022 through the second quarter of 2023. The finance lease contract is payable by 60 consecutive monthly payments of $26 each, commencing with the delivery date of the applicable barge. At expiration, the Navios Logistics will have the ability to exercise the purchase option of these barges or extend the term of the finance leasing contract.

In July 2022, Vale S.A. announced the closing of the sale of its iron ore, manganese ore and logistics assets in the Midwestern system to J&F Mineracao Ltda., an entity controlled by J&F Investimentos S.A. The Vale port contract entered into between Corporacion Navios S.A., a company controlled by Navios Logistics, and Vale International S.A. (“Vale”), dated September 27, 2013, remains in full force and effect. Any transfer, novation, or assignment of the Vale port contract or any obligations or rights arising thereunder by Vale is subject to the prior approval of the Navios counterparty.

The Company is involved in a number of legal proceedings and has various unresolved claims pending arising in the ordinary course of business. Based on currently available information and the opinion of legal counsel, management believes that the final outcome will not have a significant effect on the Company’s operating results or financial position and that no additional provisions over and above provisions already reflected in the interim condensed consolidated financial statements are required.

NOTE 9: TRANSACTIONS WITH RELATED PARTIES

Vessel Operating Expenses (management fees): Pursuant to a management agreement dated August 29, 2019 (the “Management Agreement”), the Manager provides commercial and technical management services to Navios Holdings’ vessels. The term of this agreement is for an initial period of five years with an automatic extension period of five years thereafter unless a notice for termination is received by either party. The ship management services fees provided by the Manager was a fixed rate of $3.7 per day per owned/bareboat-in vessel until August 2021, $3.8 per day per owned/bareboat-in vessel until August 2022 and $3.9 per day until the closing of the Transaction on September 8, 2022. The fee for the ship management services provided by the Manager is a daily fee of $0.03 per day per charter-in vessel. Drydocking expenses under this agreement are reimbursed by Navios Holdings at cost. The agreement also provides for payment of a termination fee, equal to the fees charged for the full calendar year preceding the termination date, by Navios Holdings in the event the Management Agreement is terminated on or before August 29, 2024. Total management fees for vessel operating expenses for the three month periods ended June 30, 2022 and 2021 amounted to $8,697 and $9,794, respectively and are presented under the caption “Direct vessel expenses” in the interim condensed consolidated statements of comprehensive income. Total management fees for vessel operating expenses for the six month periods ended June 30, 2022 and 2021 amounted to $17,297 and $20,365, respectively and are presented under the caption “Direct vessel expenses” in the interim condensed consolidated statements of comprehensive income. During the three and six month periods ended June 30, 2022, certain extraordinary fees and costs related to COVID-19 measures, including crew related expenses, amounted to $550 and $1,656, respectively, and are presented under the caption “Direct vessel expenses” in the interim condensed consolidated statements of comprehensive income. During the three and six month periods ended June 30, 2021, certain extraordinary fees and costs related to COVID-19 measures, including crew related expenses, amounted to $169 and $171, respectively, and are presented under the caption “Direct vessel expenses” in the interim condensed consolidated statements of comprehensive income.

Navios Partners Guarantee: In November 2012 (as amended in March 2014), the Company entered into an agreement with Navios Partners (the “Navios Partners Guarantee”) to provide Navios Partners with guarantees against counterparty default on certain existing charters, which had previously been covered by the charter insurance for the same vessels, the same periods and the same amounts. In April 2021, the Company paid the amount of $5,000 to Navios Partners as the final settlement of the outstanding balance of the claim.

General and administrative expenses: Pursuant to an administrative services agreement with the Manager dated August 29, 2019 (the “Administrative Services Agreement”), the Manager provides administrative services to Navios Holdings. The Manager is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. The term of this agreement is for an initial period of five years with an automatic extension for a period of five years thereafter unless a notice of termination is received by either party. The agreement also provides for payment of a termination fee, equal to the fees charged for the full calendar year preceding the termination date, by Navios Holdings in the event the Administrative Services Agreement is terminated on or before August 29, 2024. Total general and administrative expenses attributable to this agreement for the three month periods ended June 30, 2022 and 2021 amounted to $1,932 and $2,168, respectively, and are presented under the caption “General and administrative expenses” in the interim condensed consolidated statements of comprehensive income. Total general and administrative expenses attributable to this agreement for the six month periods ended June 30, 2022 and 2021 amounted to $3,843 and $4,508, respectively, and are presented under the caption “General and administrative expenses” in the interim condensed consolidated statements of comprehensive income.

F- 20

NAVIOS MARITIME HOLDINGS INC. UNAUDITED CONDENSED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of U.S. dollars — except share data)

Pursuant to an administrative services agreement with the Manager dated August 29, 2019, NSM provides administrative services to Navios Logistics. Total general and administrative fees for each of the three month periods ended June 30, 2022 and 2021 amounted to $286 and are presented under the caption “General and administrative expenses” in the interim condensed consolidated statements of comprehensive income. Total general and administrative fees for each of the six month periods ended June 30, 2022 and 2021 amounted to $572 and are presented under the caption “General and administrative expenses” in the interim condensed consolidated statements of comprehensive income.

Balance due to affiliate companies: Balances due to NSM as of June 30, 2022 amounted to $45,095 and to $21,028 as of December 31, 2021.

As of June 30, 2022, the balance due to NSM consisted mainly of management fees for vessel operating expenses, payments to the Manager in accordance with the Management Agreement and other amounts in connection with dry-dock, ballast water treatment system and special survey of our vessels.

Midstream General Partner Option Agreement: Navios Holdings entered into an option agreement, with Navios Acquisition under which Navios Acquisition, which owns and controls Navios Maritime Midstream Partners GP LLC (“Midstream General Partner”), granted Navios Holdings the option to acquire a minimum of 25% of the outstanding membership interests in Midstream General Partner and the incentive distribution rights in Navios Midstream representing the right to receive an increasing percentage of the quarterly distributions when certain conditions are met. The option shall expire on November 18, 2024. The purchase price for the acquisition for all or part of the option interest shall be an amount equal to its fair market value. As of June 30, 2022, Navios Holdings had not exercised any part of that option.

Sale of Vessels and Sale of Rights to Navios Partners: In March 2021, Navios Holdings completed the sale to Navios Partners of the Navios Centaurus, a 2012-built Panamax vessel of 81,472 dwt, and the Navios Avior, a 2012-built Panamax vessel of 81,355 dwt, for a sale price of $39,250, including working capital adjustments. In June 2021, Navios Holdings completed the sale to Navios Partners of the Navios Ray, a 2012 built Capesize vessel of 179,515 dwt, and the Navios Bonavis, a 2009 built Capesize vessel of 180,022 dwt, for a sale price of $58,000 and the sale of the Navios Koyo, a 2011-built Capesize vessel, previously chartered-in by Navios Holdings, for a sale price of $28,500. In July 2021, Navios Holdings completed the sale to Navios Partners of the Navios Azimuth, a 2011 built Capesize vessel of 179,169 dwt, for a sale price of $30,000.

On July 26, 2022, Navios Holdings agreed to sell its 36-vessel dry bulk fleet for an aggregate consideration of $835,000 to Navios Partners. For further information see Note 16 “Subsequent Events” in the interim condensed consolidated financial statements.

Secured credit facility with Navios Logistics (Grimaud Loan): On April 25, 2019, Navios Holdings entered into a secured credit facility of up to $50,000 with Navios Logistics on a secured basis to be used for general corporate purposes, including the repurchase of 2022 Notes. This credit facility was secured by any 2022 Notes purchased by Navios Holdings with these funds. The secured credit facility included an arrangement fee of $500 and initially bore a fixed interest rate of 12.75% for the first year and 14.75% for the second year. On December 2, 2019, Navios Holdings and Navios Logistics agreed to increase the secured credit facility by $20,000. Following this amendment, as a result of the redemption of the 2022 Logistics Senior Notes, repayment of the Term Loan B Facility and the issuance of 2025 Logistics Senior Notes, (a) the interest rate on the secured credit facility decreased to 10.0%, and (b) the maturity of the secured credit facility was extended to December 2024. As of December 31, 2021, the total amount of this facility was repaid in full, as described below.

Effective as of May 2021, and upon the release of certain collateral, the facility bore interest of 13.0% per annum.

On June 30, 2021, the Company entered into a supplemental agreement to the Grimaud Loan (the “Supplemental Grimaud Loan Agreement”) with Grimaud, whereby the Company and Grimaud agreed to amend the Grimaud Loan. Pursuant to the amendment, the Grimaud Loan could be repaid or prepaid in full by the issuance of shares of common stock of Navios Holdings. The effectiveness of the Supplemental Grimaud Loan Agreement was subject to, and contingent upon, prepayment of the Grimaud Loan in the amount of $7,500 in cash and the effectiveness of a registration statement registering the resale of Navios Holdings shares, among other conditions.

On July 13, 2021, the Grimaud Loan plus accrued interest was repaid in full by the Company through the issuance of 9,301,542 shares (the “Shares”) of the Company’s common stock and $7,500 in cash plus accrued and unpaid interest. Please see also Note 10 “Preferred and Common Stock” to the interim condensed consolidated financial statements.

NSM Loan: On August 29, 2019, Navios Holdings entered into a secured credit facility of $141,795 (including post-closing adjustments) with a wholly owned subsidiary of NSM (the “NSM Loan”). In general, the amount owed reflects the excess of: (i) the liabilities of the ship management business (including liabilities for advances previously made by affiliate companies to the Company for ongoing operating costs, including technical management services, supplies, dry-docking and related expenses) other than liabilities the assumption of which forms part of the consideration for the sale of the management division over; (ii) the short term assets of the ship management business. The Company’s obligations under the NSM Loan were guaranteed by substantially the same subsidiaries that guaranteed the 2022 Notes and secured by assets of the Company that did not secure the 2022 Notes or the 2022 Senior Secured Notes. The credit facility was repayable over a five-year period; of the initial amount, $47,000 was repayable in 2020 in equal quarterly installments, with the remaining principal repayment in equal quarterly installments over the following 48 months. In certain cases, principal payments could be deferred provided that no more than $20,000 of deferral may be outstanding during the first or second year and $10,000 outstanding in the third year. The loan agreement provided for interest at 5.0% annually, and 7.0% annually for deferred principal amounts.

F- 21

NAVIOS MARITIME HOLDINGS INC. UNAUDITED CONDENSED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of U.S. dollars — except share data)

In December 2021, the Company entered into an amended and restated secured loan agreement with NSM in order to refinance the outstanding balance of this facility through the NSM Loan I (as defined herein). As of June 30, 2022, and following the refinancing, the NSM Loan was fully repaid.

The Company’s obligations under the NSM Loan were guaranteed by 2,072,121 common units in Navios Partners, first priority share pledges on two companies that have entered into sale and leaseback agreements and five companies that hold the rights to certain bareboat contracts.

$50.0 million NSM Loan: In June 2020, the Company entered into a secured loan agreement with a wholly owned subsidiary of NSM, for a loan of up to $50,000 to be used for general corporate purposes (the “$50.0 million NSM Loan”). The terms and conditions of the secured loan agreement were approved by a Special Committee of the Board of Directors comprised of independent directors. The loan agreement was repayable in up to 18 equal consecutive quarterly installments. The loan agreement provided for interest at a rate of 5.0% annually (and 7.0% annually for deferred principal amounts).

The Company’s obligations under the $50.0 million NSM Loan were guaranteed by first priority security interests in a vessel, as well as pledge of certain 2022 Notes due 2022 owned by Navios Holdings and 40,587 common units in Navios Partners.

On July 12, 2021, the Company refinanced the total outstanding balance of $39,735 under this facility through the $115.0 million NSM Loan described below.

$115.0 million NSM Loan: In June 2021, the Company entered into a senior secured term loan facility with a wholly owned subsidiary of NSM for a loan up to $115,000 (i) to refinance $39,736 being the outstanding balance under the $50.0 million NSM Loan described above (“Tranche A”), (ii) to redeem amount of $70,000 of 2022 Senior Secured Notes and (iii) to be used for general corporate purposes (“Tranche B”) (the “$115.0 million NSM Loan”). The terms and conditions of the secured loan agreement were approved by a Special Committee of the Board of Directors comprised of independent directors. Tranche A was repayable in 14 quarterly installments of $2,838 and matured on November 30, 2024. Tranche B was repayable in seven quarterly installments with the first two being of an amount of $22,632 each and the remaining of an amount of $6,000 each and matured on February 28, 2023.

Both tranches bore interest at a rate of 10.5% per annum, payable quarterly. The Company could have elected to defer one scheduled amortization payment by 90 days and interest payments, in which case the applicable interest rate would be 12.0% per annum, compounded quarterly.

On July 12, 2021, the amount under this facility was fully drawn.

In December 2021, the Company entered into an amended and restated secured loan agreement with NSM in order to refinance the outstanding balance of that facility through the NSM Loan I (as defined herein). As of June 30, 2022, and following the refinancing, the $115.0 million NSM Loan was fully repaid. As of June 30, 2022, the Company wrote off $875 of deferred financing costs and was included in the interim condensed consolidated statement of comprehensive income under the caption “Interest expense and finance cost, net”.

The Company’s obligations under the $115.0 million NSM Loan were guaranteed by first priority security interests in a vessel, as well as pledge of certain 2022 Notes owned by Navios Holdings and 40,587 common units in Navios Partners and a second priority pledge in the Navios Logistics’ shares, 1,070,491 common units in Navios Partners and second priority pledge over the collateral securing the NSM Loan.

NSM Loan I: In December 2021, Navios Holdings entered into an amended and restated loan agreement to the existing NSM Loan dated August 29, 2019, whereby a wholly-owned subsidiary of NSM made available to the Company a secured term loan of up to $127,632 (the “NSM Loan I”), in two tranches: (i) the first tranche of $48,573 represented borrowings already made available and (ii) the second tranche of $79,059 represented new borrowings made available in exchange of the release by NSM of certain existing collateral. The NSM Loan I was repayable in quarterly installments of $5,000 with the first installment falling due in the third quarter of 2023. The NSM Loan I had a four-year term and bore interest at a rate of (i) 18% per annum until the 2022 Senior Secured Notes were repaid and 16.5% per annum thereafter when paid in the form of Convertible Debenture for the first 18 months (“PIK Interest”) and (ii) 13.5% per annum when paid in the form of cash. The NSM Loan I would be paid in PIK Interest for the first 18 months, due also in optional prepayment during that period and thereafter in either cash or PIK Interest at the election of the Borrower. As of June 30, 2022, the outstanding balance was $127,632, and an amount of $11,204 accrued PIK interest at 18% is included under the caption “Convertible debenture payable to affiliate companies”.

The Company’s obligations under the NSM Loan I were guaranteed by 2,072,121 common units in Navios Partners.

In the third quarter of 2022, the outstanding balance under NSM Loan I was fully repaid using cash received from the Transaction. For further information see Note 16 “Subsequent Events” in the interim condensed consolidated financial statements.

F- 22

NAVIOS MARITIME HOLDINGS INC. UNAUDITED CONDENSED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of U.S. dollars — except share data)

NSM Loan II: In December 2021, Navios Holdings entered into an amended and restated loan agreement to the existing $115.0 million NSM Loan dated June 29, 2021 whereby a wholly-owned subsidiary of NSM made available to the Company a secured term loan of up to $135,000 (the “NSM Loan II”) in two tranches (i) the first tranche of $64,059 represented outstanding borrowings already made available and (ii) the second tranche of $70,941 represented new borrowings to be made available, in exchange of the release by NSM of certain existing collateral. The NSM Loan II was repayable in quarterly installments of $5,000 with the first installment falling due in the third quarter of 2023. The NSM Loan II had a four year term and bore interest at a rate of (i) 18% per annum until the 2022 Senior Secured Notes were repaid and 16.5% per annum thereafter, when paid in PIK Interest and (ii) 13.5% per annum when paid in the form of cash. The NSM Loan II would be paid in PIK Interest for the first 18 months, due also in optional prepayment during that period and thereafter in either cash or PIK Interest at the election of the Borrower. As of June 30, 2022, the outstanding balance was $135,000 and an amount of $11,850 accrued PIK interest at 18% is included under the caption “Convertible debenture payable to affiliate companies”.

The Company’s obligations under the NSM Loan II were guaranteed by 40,587 common units in Navios Partners, a second priority pledge in the Navios Logistics’ shares, 1,070,491 common units in Navios Partners, and a second priority pledge over the collateral securing the NSM Loan I.

In the third quarter of 2022, the outstanding balance under NSM Loan II was fully repaid using cash received from the Transaction. For further information see Note 16 “Subsequent Events” in the interim condensed consolidated financial statements.

Upon completion of the refinancing in January 2022, NSM received an upfront fee in respect of the NSM Loan I and the NSM Loan II of $24,000 in the form of a Convertible Debenture and is included in the interim condensed consolidated statement of comprehensive income under the caption “Non-operating other finance cost”. The agreements also provide for prepayment premiums ranging from 5%-10% during the first 36 months of the term which is payable in the form of Convertible Debenture, described below.

Convertible Debenture: In December 2021, Navios Holdings entered into the Convertible Debenture with NSM, covering an upfront fee of $24.0 million, accrued interest on the NSM Loans, and prepayment fees. The lender has the option to convert any portion of the outstanding balance under the Convertible Debenture into shares of common stock of Navios Holdings pursuant to an agreed-upon mechanism. The Convertible Debenture has a term of five years and bears interest at the rate of 4% PIK, payable at maturity, if not earlier converted into shares of our common stock. As of June 30, 2022, the total outstanding balance of the Convertible Debenture amounted to $47,637, including $23,637, which consists of the accrued PIK interest at 18% on the NSM Loan I and II and the 4% PIK interest, amounting to $11,204, $11,850 and $583, respectively, and is presented under the caption “Convertible debenture payable to affiliate companies”.

Following the repayments of the NSM Loan I and NSM Loan II described above, the applicable prepayment fee paid via increase of the Convertible Debenture is $61,730.

In accordance with the terms of the Convertible Debenture, Navios Holdings issued 1,000 shares of preferred stock (the “Series I Preferred Stock”) on January 3, 2022, which have no voting and no economic rights. The Series I Preferred Stock represent 9,133,147 and 29,754,721 shares of common stock issuable as of June 30, 2022 and September 13, 2022, respectively, upon conversion of a Convertible Debenture and are deemed outstanding for voting purposes. Under the terms of the Convertible Debenture, the number of shares of Common Stock issuable upon conversion thereof will increase to the extent that amounts outstanding under the Convertible Debenture increase. NSM, the holder of the Series I Preferred Stock, may convert any or all of the outstanding preferred stock into common stock at its option at any time until the maturity of the Convertible Debenture at the conversion rate of $3.93 per common stock. In addition, there are also provisions for mandatory conversion upon the occurrence of certain events. NSM is an affiliate of our Chairwoman and Chief Executive Officer, Angeliki Frangou.

Navios Logistics’ Shareholders Agreement: On November 19, 2019, Navios Holdings entered into a shareholder agreement with Peers Business Inc. granting certain protections to minority shareholders in certain events.

Promissory note: On July 30, 2021, Navios Logistics issued a $20,000 promissory note to Grimaud. The promissory note is payable in four semi-annual equal installments commencing on August 15, 2021. The Company has the ability to defer payment of one of the first three installments subject to certain conditions. On July 30, 2021, Grimaud entered into an assignment agreement with Peers Business Inc., whereby the promissory note was assigned to Peers Business Inc. Please refer to Note 10 “Preferred and Common Stock” to the interim condensed consolidated financial statements. As of August 15, 2022, the Company paid an amount of $10,000 relating to the promissory note.

NOTE 10: PREFERRED AND COMMON STOCK

Vested, Surrendered and Forfeited

During the three and six month periods ended June 30, 2022, 0 and 29 restricted shares of common stock were forfeited, and 0 and 37,879 restricted stock units issued to the Company’s officers and directors vested, respectively.

During the three and six month periods ended June 30, 2021, 56 and 83 restricted shares of common stock were forfeited, and 0 and 37,879 restricted stock units issued to the Company’s officers and directors vested, respectively.

F- 23

NAVIOS MARITIME HOLDINGS INC. UNAUDITED CONDENSED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of U.S. dollars — except share data)

Issuance of Cumulative Perpetual Preferred Stock

The Company’s 2,000,000 American Depositary Shares, Series G and the 4,800,000 American Depositary Shares, Series H are recorded at fair market value on issuance. Each of the shares represents 1/100th of a share of the Series G and Series H, with a liquidation preference of $2,500 per share ($25.00 per American Depositary Share). Dividends are payable quarterly in arrears on the Series G at a rate of 8.75% per annum and on the Series H at a rate of 8.625% per annum of the stated liquidation preference, which increased by 0.25% as of July 15, 2017 for each of Series G and Series H. The Company has accounted for these shares as equity.

Series G and Series H American Depositary Shares Exchange Offer

On December 21, 2018, Navios Holdings announced that it commenced an offer to exchange cash and/or newly issued 2024 Notes for approximately 66 2/3% of each of the outstanding Series G American Depositary Shares and Series H American Depositary Shares.

As of March 21, 2019, a total of 10,930 Series H were validly tendered representing a net aggregate nominal value of approximately $26,297. Navios Holdings paid $997 for tender offer expenses, approximately $4,188 as cash consideration and a total of approximately $4,747 in aggregate principal amount of 2024 Notes. The difference between the carrying amount of the preferred shares redeemed and the fair value of the consideration transferred amounting to $16,365 was recorded in accumulated deficit. Following the completion of the offer, the Company cancelled the undeclared preferred dividend of Series H of $7,678.

As of April 18, 2019, a total of 8,841 Series G were validly tendered representing a net aggregate nominal value of approximately $21,271. Navios Holdings paid $620 for tender offer expenses, approximately $4,423 cash consideration and issued a total of approximately $3,879 principal amount of 2024 Notes. The difference between the carrying amount of the preferred shares redeemed and the fair value of the consideration transferred amounting to $12,568 was recorded in accumulated deficit. Following the completion of the offer, the company cancelled the undeclared preferred dividend of series G of $6,798.

In February 2016, Navios Holdings announced the suspension of payment of quarterly dividends on its preferred stock, including the Series G and Series H. On July 15, 2017, the Company reached six quarterly dividend payments in arrears relating to its Series G and Series H and as a result the respective dividend rate increased by 0.25%. Total undeclared preferred dividends as of June 30, 2022 were $32,909 (net of cancelled dividends).

Series I Preferred Stock

In accordance with the terms of the Convertible Debenture, Navios Holdings issued 1,000 shares of Series I Preferred Stock on January 3, 2022, which have no voting and no economic rights. The Series I Preferred Stock represent 9,133,147 and 29,754,721 shares of common stock issuable as of June 30, 2022 and September 13, 2022, respectively, upon conversion of a Convertible Debenture and are deemed outstanding for voting purposes. Under the terms of the Convertible Debenture, the number of shares of Common Stock issuable upon conversion thereof will increase to the extent that amounts outstanding under the Convertible Debenture increase. NSM, the holder of the Series I Preferred Stock, may convert any or all of the outstanding preferred stock into common stock at its option at any time until the maturity of the Convertible Debenture at the conversion rate of $3.93 per common stock. In addition, there are also provisions for mandatory conversion upon the occurrence of certain events.

Issuances to Officers and Directors

On December 15, 2021, pursuant to the stock plan approved by the Board of the Directors, 40,000 restricted shares of common stock were granted to Navios Holdings officers and directors and issued on January 15, 2022.

Navios Holdings had outstanding as of June 30, 2022 and December 31, 2021, 25,238,591 shares and 25,198,620 shares, respectively, from which 2,414,263 shares are held by Navios Corporation and are considered as treasury shares. Preferred stock was 24,032 (5,350 Series G, 17,682 Series H and 1,000 Series I) and 23,032 (5,350 Series G and 17,682 Series H) as of June 30, 2022 and December 31, 2021 respectively.

Sale of Navios Holdings shares of common stock

On July 13, 2021, the Company issued 9,301,542 shares of common stock in order to repay in full the Grimaud Loan. Please refer also to Note 9 “Transactions with Related Parties”. As of December 2021, the Grimaud sold all 9,301,542 shares of common stock of Navios Holdings and generated net proceeds of $44,437, including costs of $176, part of which was used to fund the Second, Third and Fourth Redemptions.

NOTE 11: OTHER INCOME/(EXPENSE), NET

During the three month periods ended June 30, 2022 and 2021, taxes other-than income taxes of Navios Logistics amounted to $1,418 and $1,218, respectively, and were included in the interim condensed consolidated statement of comprehensive income under the caption “Other income/(expense), net”.

F- 24

NAVIOS MARITIME HOLDINGS INC. UNAUDITED CONDENSED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of U.S. dollars — except share data)

During the six month periods ended June 30, 2022 and 2021, taxes other-than income taxes of Navios Logistics amounted to $3,002 and $2,222, respectively, and were included in the interim condensed consolidated statement of comprehensive income under the caption “Other income/(expense), net”.

NOTE 12: SEGMENT INFORMATION

The Company currently has two reportable segments from which it derives its revenues: Dry Bulk Vessel Operations and Logistics Business. The reportable segments reflect the internal organization of the Company and are strategic businesses that offer different products and services. The Dry Bulk Vessel Operations consists of the transportation and handling of bulk cargoes through the ownership, operation, and trading of vessels. The Logistics Business consists of port terminal business, barge business and cabotage business.

The Company measures segment performance based on net income attributable to Navios Holdings common stockholders. Inter-segment sales and transfers are not significant and have been eliminated and are not included in the following tables. Summarized financial information concerning each of the Company’s reportable segments is as follows:

	Dry Bulk Vessel Operations for the Three Month Period Ended June 30, 2022	Logistics Business for the Three Month Period Ended June 30, 2022	Total for the Three Month Period Ended June 30, 2022
Revenue	$90,036	$69,185	$159,221
Interest expense and finance cost, net	(19,893)	(15,450)	(35,343)
Depreciation and amortization	(6,640)	(8,126)	(14,766)
Equity in net earnings of affiliate companies	13,160	—	13,160
Net income attributable to Navios Holdings common stockholders	40,870	4,090	44,960
Total assets	1,115,201	613,131	1,728,332
Goodwill	56,240	104,096	160,336
Capital expenditures	(2,000)	(988)	(2,988)
Investment in affiliate companies	148,384	—	148,384
Cash and cash equivalents	8,578	37,642	46,220
Restricted cash	8,726	—	8,726
Long-term debt, net (including current and noncurrent portion)	$679,569	$544,683	$1,224,252

	Dry Bulk Vessel Operations for the Three Month Period Ended June 30, 2021	Logistics Business for the Three Month Period Ended June 30, 2021	Total for the Three Month Period Ended June 30, 2021
Revenue	$86,053	$57,571	$143,624
Interest expense and finance cost, net	(21,011)	(15,159)	(36,170)
Depreciation and amortization	(7,917)	(8,071)	(15,988)
Equity in net earnings of affiliate companies	12,854	—	12,854
Net income /(loss) attributable to Navios Holdings common stockholders	27,795	(2,859)	24,936
Total assets	1,156,441	672,652	1,829,093
Goodwill	56,240	104,096	160,336
Capital expenditures	(22,758)	(3,646)	(26,404)
Investment in affiliate companies	97,351	—	97,351
Cash and cash equivalents	25,689	47,470	73,159
Restricted cash	10	—	10
Long-term debt, net (including current and noncurrent portion)	$927,399	$549,054	$1,476,453

F- 25

NAVIOS MARITIME HOLDINGS INC. UNAUDITED CONDENSED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of U.S. dollars — except share data)

	Dry Bulk Vessel Operations for the Six Month Period Ended June 30, 2022	Logistics Business for the Six Month Period Ended June 30, 2022	Total for the Six Month Period Ended June 30, 2022
Revenue	$158,672	$128,339	$287,011
Interest expense and finance cost, net	(42,114)	(30,794)	(72,908)
Depreciation and amortization	(13,072)	(16,072)	(29,144)
Equity in net earnings of affiliate companies	22,958	—	22,958
Net income attributable to Navios Holdings common stockholders	36,099	3,861	39,960
Total assets	1,115,201	613,131	1,728,332
Goodwill	56,240	104,096	160,336
Capital expenditures	(3,578)	(2,709)	(6,287)
Investment in affiliate companies	148,384	—	148,384
Cash and cash equivalents	8,578	37,642	46,220
Restricted cash	8,726	—	8,726
Long-term debt, net (including current and noncurrent portion)	$679,569	$544,683	$1,224,252

	Dry Bulk Vessel Operations for the Six Month Period Ended June 30, 2021	Logistics Business for the Six Month Period Ended June 30, 2021	Total for the Six Month Period Ended June 30, 2021
Revenue	$149,781	$110,794	$260,575
Interest expense and finance cost, net	(42,855)	(29,515)	(72,370)
Depreciation and amortization	(16,714)	(15,540)	(32,254)
Equity in net earnings of affiliate companies	40,594	—	40,594
Net income/ (loss) attributable to Navios Holdings common stockholders	27,694	(2,595)	25,099
Total assets	1,156,441	672,652	1,829,093
Goodwill	56,240	104,096	160,336
Capital expenditures	(24,152)	(22,033)	(46,185)
Investment in affiliate companies	97,351	—	97,351
Cash and cash equivalents	25,689	47,470	73,159
Restricted cash	10	—	10
Long-term debt, net (including current and noncurrent portion)	$927,399	$549,054	$1,476,453

NOTE 13: EARNINGS PER COMMON SHARE

Earnings per share is calculated by dividing net income attributable to Navios Holdings common stockholders by the weighted average number of shares of Navios Holdings outstanding during the periods presented. Net income attributable to Navios Holdings common stockholders is calculated by adding to (if a discount) or deducting from (if a premium) net income attributable to Navios Holdings common stockholders the difference between the fair value of the consideration paid upon redemption and the carrying value of the preferred stock, including the unamortized issuance costs of the preferred stock, and the amount of any undeclared dividend cancelled.

For the three month periods ended June 30, 2022 and 2021, 193,503 and 384,419, respectively, are included in the calculation of diluted earnings per share. The Series I Preferred Stock are considered participating shares in earnings and are included in the calculation of basic and diluted earnings per common share.

For the six month periods ended June 30, 2022 and 2021, 201,799 and 388,027, respectively, are included in the calculation of diluted earnings per share. The Series I Preferred Stock are considered participating shares in earnings and are included in the calculation of basic and diluted earnings per common share.

F- 26

NAVIOS MARITIME HOLDINGS INC. UNAUDITED CONDENSED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of U.S. dollars — except share data)

	Three Month Period Ended June 30, 2022	Three Month Period Ended June 30, 2021	Six Month Period Ended June 30, 2022	Six Month Period Ended June 30, 2021
Numerator:
Net income attributable to Navios Holdings common stockholders	$44,960	$24,936	$39,960	$25,099
Less:
Declared and undeclared dividend on preferred stock and on unvested restricted shares	(1,284)	(1,284)	(2,561)	(2,561)
Undistributed income attributable to Series I participating preferred shares	(12,451)	—	(9,284)	—
Plus:
Income available to Navios Holdings common stockholders, basic and diluted	$31,225	$23,652	$28,115	$22,538
Denominator:
Denominator for basic earnings per share attributable to Navios Holdings common stockholders — weighted average shares	22,654,825	13,127,208	22,643,215	13,120,335
Basic earnings per share attributable to Navios Holdings common stockholders	$1.38	$1.80	$1.24	$1.72
Denominator for diluted earnings per share attributable to Navios Holdings common stockholders — weighted average shares	22,848,328	13,511,627	22,845,014	13,508,382
Diluted earnings per share attributable to Navios Holdings common stockholders	$1.37	$1.75	$1.23	1.67

NOTE 14: INVESTMENTS IN AFFILIATE COMPANIES AND AVAILABLE-FOR-SALE SECURITIES

Navios Partners

On August 7, 2007, Navios Holdings formed Navios Partners under the laws of Marshall Islands. Navios GP L.L.C., a wholly owned subsidiary of Navios Holdings, was also formed on that date to act as the general partner of Navios Partners and received a 2.0% general partner interest. In August 2019, Navios Holdings sold the general partnership interests in Navios Partners (except for the incentive distribution rights) to NSM.

As of June 30, 2022 and December 31, 2021 Navios Partners has issued 7,687,730 units, for both periods through its Continuous Offering Programs entered into from time to time. Pursuant to the issuance of common units, Navios Partners issued 156,895 general partnership units to its general partner both as of June 30, 2022 and December 31, 2021, in order to maintain its 2.0% general partnership interest.

As of June 30, 2022 and following the NMCI Merger and NNA Merger, Navios Holdings holds a total of 3,183,199 common units representing a 10.3% interest in Navios Partners, and the investment in Navios Partners is accounted for under the equity method. Incentive distribution rights are held by Navios GP L.L.C.

As of June 30, 2022 and December 31, 2021, the unamortized difference between the carrying amount of the investment in Navios Partners and the amount of the Company’s underlying equity in net assets of Navios Partners was $54,479 and $56,351, respectively.

As of June 30, 2022 and December 31, 2021, the carrying amount of the investment in Navios Partners was $148,384 and $125,744, respectively.

Total equity method income of $13,160 and $9,125 were recognized under the caption “Equity in net earnings of affiliate companies” for the three month periods ended June 30, 2022 and 2021, respectively, and total equity method income of $22,958 and $38,322 were recognized under the caption “Equity in net earnings of affiliate companies” for the six month periods ended June 30, 2022 and 2021, respectively.

F- 27

NAVIOS MARITIME HOLDINGS INC. UNAUDITED CONDENSED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of U.S. dollars — except share data)

Dividends received during each of the three month periods ended June 30, 2022 and 2021 were $159 and $128, respectively, and for each of the six month periods ended June 30, 2022 and 2021, were $318 and $232, respectively.

As of June 30, 2022, the market value of the investment in Navios Partners was $73,214. Based on the Company’s evaluation of the duration and magnitude of the fair value decline, Navios Partners’ financial condition and near-term prospects, and the Company’s intent and ability to hold its investment in Navios Partners until recovery, the Company concluded that the decline in fair value of its investment in Navios Partners below its carrying value is temporary and, therefore, no impairment was recorded.

Navios Acquisition

On August 25, 2021, Navios Partners and its direct wholly-owned subsidiary Navios Acquisition Merger Sub. Inc. (“Merger Sub”) entered into an Agreement and Plan of Merger with Navios Acquisition (the “NNA Merger”).

On August 25, 2021, Navios Partners purchased 44,117,647 shares of Navios Acquisition, thereby acquiring a controlling interest in Navios Acquisition, and the results of operations of Navios Acquisition are included in Navios Partners’ consolidated statements of operations commencing on August 26, 2021. Pursuant to the NNA Merger, on August 26, 2021, Navios Acquisition called for redemption of all of its outstanding 8.125% first Priority Ship Mortgage Notes due November 15, 2021 (the “Navios Acquisition’s Ship Mortgage Notes”) and remitted to the indenture trustee the aggregate redemption price payable to the holders of the Navios Acquisition’s Ship Mortgage Notes to satisfy and discharge Navios Acquisition’s obligations under the indenture relating to the Navios Acquisition’s Ship Mortgage Notes. The redemption date for the Navios Acquisition’s Ship Mortgage Notes was September 25, 2021.

On October 15, 2021, Navios Partners completed the NNA Merger. As a result thereof, Navios Acquisition became a wholly-owned subsidiary of Navios Partners. Each outstanding common unit of Navios Acquisition that was held by a unitholder, other than Navios Partners, Navios Acquisition and their respective subsidiaries was converted into the right to receive 0.1275 of a common unit of Navios Partners. As a result of the NNA Merger, 3,388,226 common units of Navios Partners were issued to former public unitholders of Navios Acquisition. As of the close market on October 15, 2021, Navios Acquisitions’ common shares were no longer listed for trading on NYSE.

Upon completion of the NNA Merger, as of October 15, 2021, Navios Holdings derecognized its investment in Navios Acquisition.

Total equity method income of nil and $3,739, were recognized under the caption “Equity in net earnings of affiliate companies” for the three month periods ended June 30, 2022 and 2021, respectively.

Total equity method income of nil and $1,686, were recognized under the caption “Equity in net earnings of affiliate companies” for the six month periods ended June 30, 2022 and 2021, respectively.

Dividends received for each of the three month periods ended June 30, 2022 and 2021 were nil and for each of the six month periods ended June 30, 2022 and 2021 were nil and $243, respectively.

Navios Containers

Following the sale of Navios Containers general partnership interest effected on August 30, 2019, Navios Holdings evaluated its investment in the common stock of Navios Containers under ASC 323 and concluded that it had the ability to exercise significant influence over the operating and financial policies of Navios Containers and, therefore, its investment in Navios Containers was accounted for under the equity method, through the NMCI Merger (as defined herein) on March 31, 2021.

On January 4, 2021, Navios Containers and Navios Partners announced that they entered into a definitive merger agreement (the “NMCI Merger”). Under the terms of the NMCI Merger, Navios Partners acquired all of the publicly held common units of Navios Containers through the issuance of 8,133,452 newly issued common units of Navios Partners in exchange for the publicly held common units of Navios Containers at an exchange ratio of 0.39 units of Navios Partners for each Navios Containers common unit. The NMCI Merger was completed on March 31, 2021. As of the close of the market on March 31, 2021, Navios Containers’ common units were no longer listed for trading on NASDAQ.

Upon completion of the NMCI Merger, as of March 31, 2021, Navios Holdings derecognized its investment in Navios Containers.

Total equity method income was nil for both the three month periods ended June 30, 2022 and 2021. Total equity method income of nil and $596, were recognized under the caption “Equity in net earnings of affiliate companies” for the six month periods ended June 30, 2022 and 2021, respectively.

Following the results of the significance tests performed by the Company, it was concluded that two affiliate companies met the significance threshold requiring summarized financial information of all affiliate companies being presented.

Summarized financial information of the affiliate companies is presented below:

F- 28

NAVIOS MARITIME HOLDINGS INC. UNAUDITED CONDENSED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of U.S. dollars — except share data)

Income Statement	Navios Partners
	Three Month June 30, 2022	Three Month June 30, 2021
Revenue	$280,661	$152,009
Time charter and voyage expenses	$(21,718)	$(5,869)
Direct vessel expenses	$(12,920)	$(3,989)
Vessel operating expenses	$(73,989)	$(41,771)
Net income	$118,160	$99,913

Income Statement	Navios Partners
	Six Month June 30, 2022	Six Month June 30, 2021
Revenue	$517,278	$217,072
Time charter and voyage expenses	$(38,861)	$(8,364)
Direct vessel expenses	$(24,113)	$(7,143)
Vessel operating expenses	$(147,161)	$(64,733)
Net income	$203,825	$236,592

Available-for-sale securities (“AFS Securities”)

During the year ended December 31, 2017, the Company received shares of Pan Ocean Co. Ltd (“STX”) as partial compensation for the claims filed under the Korean court for all unpaid amounts in respect of the employment of the Company’s vessels. The shares were recorded at fair value upon their issuance and subsequent changes in market value are recognized within the interim condensed consolidated statement of comprehensive (loss)/income.

The shares received from STX were accounted for under the guidance for AFS Securities. The Company has no other types of AFS Securities.

As of June 30, 2022 and December 31, 2021, the carrying amount of AFS Securities related to STX was $220 and $219, respectively and was recorded under the caption “Other long-term assets” in the interim condensed consolidated balance sheet.

For the three month periods ended June 30, 2022 and 2021, the unrealized holding earnings related to these AFS Securities included under the caption “Other income/(expense), net” were $57 and $101, respectively. For the six month periods ended June 30, 2022 and 2021, the unrealized holding earnings related to these AFS Securities included under the caption “Other income/(expense), net” were $2 and $142, respectively.

F- 29

NAVIOS MARITIME HOLDINGS INC. UNAUDITED CONDENSED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of U.S. dollars — except share data)

NOTE 15: LEASES

Operating Leases

Time charter out contracts

The Company’s contract revenues from time chartering are governed by ASC 842. Upon adoption of ASC 842, the timing and recognition of earnings from the time charter contracts to which the Company is party did not change from previous practice.

Time charter-in and bareboat-in contracts

As of June 30, 2022, Navios Holdings had time charter-in and bareboat-in contracts whose remaining lease terms ranged from less than 0.1 years to 8.0 years. Certain operating leases have optional periods. Based on management estimates and market conditions, the lease term of these leases is being assessed at each balance sheet date. The Company will continue to recognize the lease payments for all operating leases as charter hire expense on the interim condensed consolidated statements of comprehensive income on a straight-line basis over the lease term.

Land lease agreements

As of June 30, 2022, Navios Logistics had land lease agreements whose remaining lease terms range from 43.7 years to 44.1 years.

Office lease agreements

As of June 30, 2022, Navios Logistics had office lease agreements whose remaining lease terms ranged from less than 1.3 years to 4.4 years.

The tables below present the components of the Company’s lease expense for the three and six month periods ended June 30, 2022 and 2021:

	Dry Bulk Vessel Operations Three Month Period Ended June 30, 2022	Logistics Business Three Month Period Ended June 30, 2022	Total
Lease expense for charter-in contracts	$15,514	$1,013	$16,527
Lease expense for land lease agreements	—	165	165
Lease expense for office lease agreements	—	120	120
Total	$15,514	$1,298	$16,812

	Dry Bulk Vessel Operations Three Month Period Ended June 30, 2021	Logistics Business Three Month Period Ended June 30, 2021	Total
Lease expense for charter-in contracts	$19,252	$1,630	$20,882
Lease expense for land lease agreements	—	142	142
Lease expense for office lease agreements	—	91	91
Total	$19,252	$1,863	$21,115

	Dry Bulk Vessel Operations Six Month Period Ended June 30, 2022	Logistics Business Six Month Period Ended June 30, 2022	Total
Lease expense for charter-in contracts	$30,522	$2,021	$32,543
Lease expense for land lease agreements	—	309	309
Lease expense for office lease agreements	—	191	191
Total	$30,522	$2,521	$33,043

F- 30

NAVIOS MARITIME HOLDINGS INC. UNAUDITED CONDENSED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of U.S. dollars — except share data)

	Dry Bulk Vessel Operations Six Month Period Ended June 30, 2021	Logistics Business Six Month Period Ended June 30, 2021	Total
Lease expense for charter-in contracts	$39,850	$3,168	$43,018
Lease expense for land lease agreements	—	282	282
Lease expense for office lease agreements	—	157	157
Total	$39,850	$3,607	$43,457

Lease expenses for charter-in contracts are included in the interim condensed consolidated statement of comprehensive income under the caption “Time charter, voyage and logistics business expenses”. Lease expenses for land lease agreements and office lease agreements are included in the interim condensed consolidated statement of comprehensive income under the captions “Time charter, voyage and logistics business expenses” and “General and administrative expenses”, respectively.

In June 2021, the Company acquired a previously charter-in vessel Navios Koyo, for which the Company wrote-off an amount of $3,952 being the net operating lease liability as of that date. The amount was taken into consideration as part of the $12,541 gain on sale recorded under the caption “Impairment loss/ loss on sale of vessels, net” in the accompanying unaudited condensed consolidated statement of comprehensive income.

The table below provides the total amount of lease payments on an undiscounted basis on our charter-in contracts and office lease agreements as of June 30, 2022:

	Charter-in vessels in operation	Land leases	Office space
June 30, 2023	$80,620	$556	$432
June 30, 2024	46,554	556	348
June 30, 2025	28,277	556	62
June 30, 2026	18,960	556	60
June 30, 2027	10,680	556	23
June 30, 2028 and thereafter	25,888	21,611	—
Total	$210,979	$24,391	$925
Operating lease liabilities, including current portion	$162,567	$8,167	$826
Discount based on incremental borrowing rate	$48,412	$16,224	$99

As of June 30, 2022, the weighted average remaining lease terms on our charter-in contracts, office lease agreements and land leases are 4.5 years, 2.5 years and 43.8 years, respectively.

Finance Leases

In the second quarter of 2022, the Company exercised the option to purchase the charter-in vessel Navios Sky. In accordance with ASC 842, the Company re-assessed the respective lease agreement and concluded the option would be accounted for as a lease modification. As of June 30, 2022, the Company recognized a finance lease asset amounting to $19,417, which is presented under the caption "Finance lease assets" and a corresponding finance lease liability, which is presented under the caption "Finance lease liabilities, current portion” and “Finance lease liabilities, net of current portion". The corresponding interest expense of $866 on the finance lease liability for the three and six month periods ended June 30, 2022 is included under the caption "Interest expense and finance cost, net" and the corresponding depreciation of $163 on the finance lease asset for the three and six month periods ended June 30, 2022 is included under the caption "Depreciation and amortization".

As of June 30, 2022, the Company paid an amount of $2,002 relating to the deposit for the acquisition of the Navios Sky. As of June 30, 2022, the outstanding balance under the finance lease liability was $17,285 including $130 relating to finance lease payments.

The table below provides the total amount of lease payments on our finance lease liability as of June 30, 2022:

Payment due by period
June 30, 2023	$1,900
June 30, 2024	1,900
June 30, 2025	1,900
June 30, 2026	1,900
June 30, 2027	1,900
June 30, 2028 and thereafter	7,785
Total	$17,285

F- 31

NAVIOS MARITIME HOLDINGS INC. UNAUDITED CONDENSED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of U.S. dollars — except share data)

NOTE 16: SUBSEQUENT EVENTS

1)	In August 2022, the Company fully redeemed the outstanding balance of $80,000 on the 2022 Senior Secured Notes using cash received from the Transaction. Please see also Note 6 “Borrowings” to the interim condensed consolidated financial statements.

2)	On July 26, 2022, Navios Holdings agreed to sell its 36-vessel dry bulk fleet for an aggregate consideration of $835,000 consisting of cash and the assumption of bank debt and finance leases related to the vessels and subject to working capital adjustment at closing, to Navios Partners. The closing of the Transaction was subject to customary closing conditions, including receipt of certain consents required in connection with Navios Partners’ assumption of bank debt in connection with the Transaction. The closing of the Transaction was effected in two tranches. The first tranche, involving the transfer of 15 vessels, was completed on July 29, 2022. The second tranche, involving the remaining 21 vessels, was completed on September 8, 2022. The net cash proceeds of the Transaction were used (a) to repay $262,632 under the NSM loans and (b) to fully redeem the outstanding balance of $80,000 under the 2022 Senior Secured Notes at maturity on August 15, 2022. The Transaction was negotiated and unanimously approved by the Special Committee of Navios Holdings and was also unanimously approved by the full board of directors of Navios Holdings. The net cash proceeds will be determined once the working capital adjustments are finalized and settled as per the terms of the agreement. The expected gain from the Transaction will be recorded in the consolidated statements of comprehensive income in the third quarter of 2022.

3)	In July 2022, the Company entered into a sale and leaseback agreement amounting to $22,000 to finance a dry bulk vessel, which was drawn in the third quarter of 2022. Please see also Note 6 “Borrowings” to the interim condensed consolidated financial statements.

F- 32

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME HOLDINGS INC.

By:	/s/ Angeliki Frangou
Angeliki Frangou
Chief Executive Officer

Date: September 13, 2022